SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

TERREMARK WORLDWIDE, INC.
(Name of Subject Company)

TERREMARK WORLDWIDE, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

881448203
(CUSIP Number of Class of Securities)

Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies of communications to:

Jaret L. Davis, Esq.	Clifford E. Neimeth, Esq.	Clifford E. Neimeth, Esq.
Greenberg Traurig, P.A.	Greenberg Traurig, LLP	Greenberg Traurig, LLP
333 Avenue of the Americas	MetLife Building	2375 East Camelback Road
Miami, Florida 33131	200 Park Avenue	Suite 700
(305) 579-0500	New York, NY 10166	Phoenix, AZ 85016
	(212) 801-9200	(602) 445-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Terremark Worldwide, Inc., a Delaware corporation (the ‘‘Company”). The address of the Company’s principal executive office is One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida, 33131, and the Company’s telephone number is (305) 961-3200.

Securities.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Recommendation Statement”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of February 10, 2011, there were 67,403,482 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Recommendation Statement, are set forth in Item 1 of this Recommendation Statement under the heading, “Name and Address,” and are incorporated by reference in this Item 2. The Company’s website is located at www.terremark.com. The Company’s website and the information contained or incorporated therein and/or connected thereto do not comprise a part of and are not filed with this Recommendation Statement and are not incorporated herein by reference.

The Offer and the Merger.

This Recommendation Statement relates to the cash tender offer by Verizon Holdings Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), described in Parent’s and Purchaser’s Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the ‘‘SEC”) on February 10, 2011. Pursuant to the tender offer, Purchaser is offering to purchase all of the outstanding Shares at a price of $19.00 per Share (such price per Share or, if increased, such higher price per Share, the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 10, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated by reference in this Item 2.

The Offer is being made upon the terms and subject to the conditions of that certain Agreement and Plan of Merger, dated as of January 27, 2011, among the Company, Purchaser and Parent (as it may be amended or supplemented from time to time, the “Merger Agreement”).

The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions of the Merger Agreement and the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent (the “Merger”).

Conditions to the Offer.

The obligation of Purchaser to purchase the Shares validly tendered in the Offer and not withdrawn is subject to the satisfaction or, to the extent permitted by the Merger Agreement and applicable law, waiver of certain conditions set forth in the Merger Agreement (the “Offer Conditions”), including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the transactions contemplated by the Merger Agreement not being unlawful, and other customary tender offer closing conditions. In addition, it is a condition to Purchaser’s obligation to purchase the Shares tendered in the Offer that the number of Shares validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn, together with any Shares then owned by Parent and its affiliates, constitutes more than 50% of the Shares then outstanding, determined on a fully-diluted basis (the “Minimum Tender Condition”).

Pursuant to the Merger Agreement, to the extent permitted by applicable law, Parent and Purchaser have reserved the right to waive any of the Offer Conditions (other than the Minimum Tender Condition) to increase the Offer Price and to make any other changes in the terms of the Offer; however, without the prior written consent of the Company, neither Parent nor Purchaser can make any change that (i) decreases the Offer Price, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the maximum number of Shares sought to be purchased in the Offer, (iv) imposes conditions to the Offer in addition to the Offer Conditions, (v) amends, modifies or waives the Minimum Tender Condition, (vi) modifies or amends any of the Offer Conditions in any manner adverse to the Company’s stockholders (“Stockholders”) or (vii) except as described below, extends the initial Offer expiration date.

Permissible Extensions of the Offer.

The Offer is initially scheduled to expire at midnight, New York City time, on March 10, 2011. If at any scheduled expiration of the Offer, any Offer Condition is not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, then Purchaser must extend the Offer on one or more occasions for consecutive periods of at least five (5), but no more than ten (10), business days, each as determined by Parent (or for such longer period(s) as Parent and the Company may otherwise agree) to permit such Offer Conditions to be satisfied. Moreover, Purchaser will extend the expiration of the Offer on one or more occasions for the minimum period(s) required by applicable law, including regulations of the SEC and of Nasdaq applicable to the Offer. In all cases, however, Purchaser is not required to extend the expiration of the Offer to any date subsequent to July 31, 2011, which is the outside termination date of the Merger Agreement.

Top-Up Option and Subsequent Offering Period.

The Company has granted to Purchaser an irrevocable right (the “Top-Up Option”) to purchase from the Company at the Offer Price such number of authorized and unissued Shares (the ‘‘Top-Up Shares”) that, when added to the number of Shares then owned by Purchaser, Parent and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the outstanding Shares after giving effect to the issuance of the Top-Up Shares. The Top-Up Option is exercisable by Purchaser, in whole and not in part, at any time during the ten (10)-business-day period immediately following consummation of the Offer (such consummation of the Offer, the “Offer Closing”). If exercised by Purchaser, the aggregate purchase price payable to the Company for the Top-Up Shares would be the product of (x) the number of such Top-Up Shares subject to the Top-Up Option and (y) the Offer Price. The aggregate purchase price payable for the Top-Up Shares will be payable by (i) cash in an amount equal to the aggregate par value of the Top-Up Shares and a promissory note having a principal amount equal to the balance of such purchase price or (ii) solely by a promissory note having a principal amount equal to such purchase price. The promissory note (A) shall be due on the first (1st) anniversary of the closing of the Top-Up Option, (B) shall bear simple interest of 5% per annum, (C) shall be full recourse to Parent and Purchaser, (D) may be prepaid, in whole or in part, at any time without premium or penalty, and (E) shall have no other material terms. Notwithstanding the foregoing, Purchaser may elect to pay (or cause to be paid) all or a portion of the aggregate purchase price payable for the Top-Up Shares in cash and in connection therewith, Terremark shall apply such cash proceeds (without the deduction of any other fee or expense) toward an optional redemption of the Company’s 12.0% senior secured notes due 2017 in the manner directed by Parent. The total cost of the Top-Up Shares and/or the amount of any promissory note cannot be currently determined because the Company does not know (i) the number of Shares, if any, that will be validly tendered, not withdrawn, accepted for payment and paid for in the Offer and (ii) whether Purchaser will elect to exercise the Top-Up Option. Parent, Purchaser and the Company have agreed that any impact on the value of the Shares as a result of any prospective exercise by Purchaser of the Top-Up Option will not be taken into account in any determination of the fair value of any Shares in respect of which any holders thereof properly demand appraisal in accordance with Section 262 of the DGCL (“Section 262”). Purchaser has no obligation to exercise the Top-Up Option.

Because the Company has a limited number of Shares available for issuance under its certificate of incorporation, it is estimated that approximately 88% of the Shares must be tendered in the Offer and not validly withdrawn in order for Purchaser to exercise the Top-Up Option.

In addition, following the Offer Closing, Purchaser has reserved the right, but has no obligation, to commence and conduct for no fewer than three (3) business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “subsequent offering period” whereby Purchaser would offer to purchase at the Offer Price, on a daily “as tendered” basis, all Shares then outstanding that were not tendered by Stockholders in the initial Offer and accepted for payment and purchased by Purchaser at the Offer Closing, if, immediately following the Offer Closing, Purchaser does not then own at least 90% of all Shares then outstanding.

Right of Purchaser to Terminate the Offer; Pursuit of a One-Step Merger.

If at any then-scheduled expiration of the Offer occurring after the later of (i) April 4, 2011 and (ii) the first date on which the Company is entitled to mail to Stockholders its definitive proxy materials with respect to the adoption of the Merger Agreement (the “Proxy Statement Clearance Date”), any Offer Condition (including the Minimum Tender Condition) shall not have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, Purchaser can elect (but is not required) to irrevocably and unconditionally terminate the Offer. If Purchaser so elects to terminate the Offer after the later of April 4, 2011 and the Proxy Statement Clearance Date, the parties have agreed that Purchaser thereupon shall concurrently pursue consummation of the Merger in a one-step transaction without having acquired any Shares in the Offer.

Notwithstanding any of the foregoing, if all of the Offer Conditions other than the Minimum Tender Condition and those that by their nature are to be satisfied at the Expiration Date have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, Purchaser can elect to terminate the Offer ten (10) days after the date on which all of the Offer Conditions, other than the Minimum Tender Condition, have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived (but not before April 27, 2011) and in such event, either Parent or the Company may elect to terminate the Merger Agreement.

The Merger.

The Merger will be effected as soon as practicable following consummation of the Offer and subject to the satisfaction or, to the extent permitted by applicable law, waiver of certain conditions set forth in the Merger Agreement. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Shares owned by the Company as treasury stock, by Parent or Purchaser or by Stockholders who have validly exercised their appraisal rights under the DGCL, will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon and less any required withholding taxes.

If, following the Offer Closing, consummation of any “subsequent offering period” (if conducted by Purchaser), and any exercise by Purchaser of the Top-Up Option, Parent, Purchaser and any of their respective affiliates then own more than 90% of the outstanding Shares, the Merger will be completed without a meeting or vote of Stockholders pursuant to Delaware’s “short-form” merger statute. Otherwise, the Company will establish a record date for, call and convene a special meeting of Stockholders to obtain the vote of such holders with respect to the adoption of the Merger Agreement (“Stockholder Approval”), in which case, consummation of the Merger would be subject to conditions similar to those applicable to the Offer, other than the addition of the Stockholder Approval requirement and the inapplicability of the Minimum Tender Condition. Following the Offer Closing, the Company would be a majority-owned subsidiary of Parent; therefore, at any meeting of Stockholders to vote on the adoption of the Merger Agreement, Parent would beneficially own Shares with the requisite voting power to cause such adoption.

A summary of the Merger Agreement is set forth in Section 11 of the Offer to Purchase and is incorporated in this Item 2 by reference. Such summary and the description of the Merger Agreement set forth in this Item 2 (not including the information set forth under the heading “Name and Address”) are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated by reference in this Item 2.

Parent formed Purchaser solely for the purpose of conducting and effecting the Offer and the Merger. The Schedule TO states that the location of the principal executive offices of Parent is 140 West Street, New York, New York 10007, and that its telephone number is (212) 395-1000. The Schedule TO states that the location of the principal executive offices of Purchaser is 140 West Street, New York, New York 10007, and that its telephone number is (212) 395-1000. Unless the context indicates otherwise, in this Recommendation Statement “Parent” refers to Purchaser and Parent, collectively.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The Information Statement (the “Information Statement”) filed by the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which is attached hereto as Annex B and incorporated in this Recommendation Statement by reference, contains information and describes certain preexisting contracts, agreements, arrangements and understandings between the Company or its affiliates, on the one hand, and certain of its executive officers (the “Named Executive Officers”), directors or affiliates, on the other hand. Except as set forth in this Item 3, in Item 4 below, in the Information Statement or as incorporated in this Recommendation Statement by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest with respect to the Offer and the Merger between the Company or any of its affiliates and (i) the Named Executive Officers or the Company’s directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Any information contained in the documents incorporated in this Recommendation Statement by reference shall be deemed modified or superseded for purposes of this Recommendation Statement to the extent any information contained herein modifies or supersedes such information.

Arrangements with Named Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons in the Offer and the Merger.

In considering the recommendation of the Company’s board of directors (the “Board of Directors” or the “Board”) with respect to the Offer and the Merger Agreement, Stockholders should be aware that certain officers and directors of the Company have certain interests in the Offer and the Merger that may be different from, or in addition to, the interests of Stockholders generally. These interests are summarized below. The Board was aware of these interests, considered them and took them into account, together with the other factors described in this Item 3 and in Item 4 below under the heading “Background of the Offer and Merger; Reasons for the Recommendation — Reasons for the Recommendation of the Board of Directors,” in determining whether to approve the Merger Agreement, recommend that the Stockholders tender their Shares in the Offer and, to the extent that a vote by Stockholders is required to adopt the Merger Agreement under the DGCL, recommend that Stockholders vote for the adoption of the Merger Agreement. As described below, consummation of the Offer will constitute a “change in control” of the Company for the purpose of determining certain severance payments and other benefits and monetary entitlements due to Named Executive Officers and directors of the Company.

Information Statement.

Certain agreements, arrangements or understandings presently in effect between the Company or its affiliates and certain of its directors, Named Executive Officers and affiliates are described in the Information Statement.

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. To the extent the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided by the

Company’s amended and restated certificate of incorporation currently in effect (the “Charter”), shall be limited to the fullest extent permitted by the DGCL as so amended.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Additionally, a Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

The Company’s amended bylaws, as currently in effect (the “Bylaws” and, together with the Charter, the “Company Charter Documents”), provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee or agent of a subsidiary of the Company or another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to herein as an “Agent”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Moreover, the Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was an Agent against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company by a court of competent jurisdiction, after exhaustion of all appeals therefrom, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

The Company maintains insurance policies insuring its directors and officers, including those of its subsidiaries, against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Company’s behalf, may also pay amounts for which the Company has granted indemnification to the directors or officers.

Additionally, the Company has entered into indemnification agreements with all of its directors and some of its officers to provide them with the maximum indemnification allowed under the Bylaws and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of the Company, to the extent indemnification is permitted by the laws of the State of Delaware. This description of the indemnification agreements entered into between the Company and its directors and officers is only a summary and is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) to this Recommendation Statement and incorporated by reference herein.

Effect of the Merger Agreement on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that, from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurred, the Company (and following the Effective Time, the Surviving Corporation), shall indemnify and hold harmless each individual who is or was entitled to indemnification pursuant to the Company Charter Documents, the DGCL or any indemnification agreement with the Company at or at any time prior to the Effective Time (each such person, an “Indemnitee” and collectively, the “Indemnitees”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of or pertaining to (i) the fact that an Indemnitee is or was an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including with respect to the negotiation, execution, announcement, performance and consummation of all transactions contemplated by the Merger Agreement and all actions of each Indemnitee leading thereto and in furtherance thereof on behalf of the Company and Stockholders), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such Action, each Indemnitee will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten (10) business days of receipt by the Surviving Corporation from the Indemnitee of a request therefor; provided, however, that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company Charter Documents, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Surviving Corporation as authorized by the DGCL.

In addition, the Merger Agreement requires that, for a period of six (6) years after the Effective Time, the respective certificates of incorporation, bylaws or similar organizational or governing documents of the Surviving Corporation and the Surviving Corporation’s subsidiaries contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnitees for periods prior to and including the Effective Time than are currently provided in the Company Charter Documents and the certificates of incorporation, bylaws or similar organizational and governing documents of the Company’s subsidiaries, and such provisions must not be amended in any manner that diminishes or impairs the rights of any Indemnitee.

The Merger Agreement further provides that Parent shall, or shall cause the Surviving Corporation to, maintain and extend all existing officers’ and directors’ liability insurance of the Company (“D&O Insurance”) for a period of not less than six (6) years from and after the Effective Time with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the Effective Time, including in connection with the approval of the Merger and the other transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, Parent may substitute (or cause the Surviving Corporation to substitute) therefor policies of substantially equivalent coverage and amounts, containing terms no less favorable to the Indemnitees than the existing D&O Insurance (so long as such policies are provided by the Company’s current insurance carrier or by a carrier with a rating no lower than A.M. Best rating of A); and provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period through no fault of Parent or the Surviving Corporation, then Parent shall, or shall cause the Surviving Corporation to, obtain and maintain substantially similar D&O Insurance (with such replacement policies to be provided by the Company’s current insurance carrier or by a carrier with a rating no lower than A.M. Best rating of A). Notwithstanding the foregoing, in no event shall Parent be required to pay aggregate premiums for insurance in excess of 200% of the most recent aggregate annual premiums paid by the

Company for such purpose (the “Maximum Amount”); and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by the Merger Agreement for such aggregate premium, Parent shall, or shall cause the Surviving Corporation to, obtain as much insurance as can be obtained for aggregate premiums not in excess of the Maximum Amount. At the Company’s option, it may elect to obtain prepaid “tail” or “runoff” policies prior to the Effective Time, covering a period of six (6) years from and after the Effective Time with respect to acts and omissions occurring on or prior to the Effective Time; provided that the premium therefor does not exceed the Maximum Amount. In the event the Company purchases a “tail” or “runoff” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such tail or runoff policy in full force and effect in lieu of providing additional or separate D&O Insurance for so long as any such tail or runoff policy remains in full force and effect.

The foregoing summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Interests of Directors and Officers in Common Stock and Preexisting Equity Awards.

All of the Company’s Named Executive Officers and directors who own Shares have notified the Company, strictly in their capacity as Stockholders, that they intend to tender their respective Shares in the Offer; however, they are under no contractual obligation to do so. All such persons who tender their Shares in the Offer will receive the same $19.00 in cash, without interest thereon and less any required withholding taxes, and otherwise on the same terms and conditions as all other Stockholders. As of February 10, 2011, the directors and Named Executive Officers together owned 5,010,587 Shares, or approximately 7% of the issued and outstanding Shares as of such date. The foregoing number of Shares held by Named Executive Officers and directors does not include (i) restricted stock (“Restricted Stock”) granted by the Company and held by such individuals or (ii) any Shares issuable upon exercise of options to acquire Shares (“Options” and, together with Restricted Stock, “Equity Awards”) granted by the Company and held by such individuals. For a description of the treatment of Equity Awards held by the directors and Named Executive Officers, see below under the heading “-Effect of the Merger on Equity Awards.”

The following table sets forth, as of February 10, 2011, the cash consideration that each Named Executive Officer and non-employee director would be entitled to receive if such person were to tender all of such person’s Shares pursuant to the Offer and those Shares were accepted and purchased by Purchaser (excluding Equity Awards).

				Aggregate Offer Price
Name	Position	Number of Shares		Payable for Shares

Manuel D. Medina	Chairman of the Board, President and Chief Executive Officer	4,010,168	(1)	$76,193,192
Joseph R. Wright, Jr.	Vice Chairman of the Board	310,068		5,891,292
Guillermo Amore	Director	285,168		5,418,192
Timothy Elwes	Director	217,000		4,123,000
Jose A. Segrera	Chief Financial Officer	148,641		2,824,179
Nelson Fonseca	Chief Operating Officer	58,669		1,114,711
Marvin Wheeler	Chief Strategy Officer	134,503		2,555,557
Jaime Dos Santos	Chief Executive Officer of Terremark Federal Group, Inc.	13,334		253,346
Antonio S. Fernandez	Director	79,987		1,519,753
Adam T. Smith	Chief Legal Officer	84,416		1,603,904
Arthur L. Money	Director	32,500		617,500
Marvin S. Rosen	Director	108,633		2,064,027
Rodolfo A. Ruiz	Director	27,500		522,500
Frank Botman	Director	—		—
Melissa Hathaway	Director	—		—

Total		5,510,587		$104,701,153

(1)	Includes the entirety of the 500,000 Shares held by MD Medina Investments, LLC, an entity in which Mr. Medina holds a controlling, but non-exclusive, interest.

Effect of the Merger on Equity Awards.

All issued and outstanding shares of Restricted Stock will vest immediately prior to the Effective Time, and each such share of Restricted Stock will be converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and less any required withholding taxes.

With respect to Options, the Merger Agreement provides that, immediately prior to the Effective Time, (i) the vesting and exercisability of each then outstanding Option granted under any stock option plan of the Company, including the Terremark Worldwide, Inc. 1996 Stock Option Plan, the Terremark Worldwide, Inc. 2000 Directors’ Stock Option Plan, the Terremark Worldwide, Inc. Amended and Restated 2000 Stock Option Plan and the Amended and Restated Terremark Worldwide, Inc. 2005 Executive Incentive Compensation Plan, will be fully accelerated, (ii) each Option with an exercise price per Share that is greater than or equal to the Offer Price, without regard to the identity of the holder, will be cancelled and terminated, and (iii) each Option with an exercise price per Share that is less than the Offer Price, without regard to the identity of the holder, will be deemed exercised and, at the Effective Time, will be terminated and converted into the right to receive an amount (subject to any applicable withholding or other taxes required by applicable law), without interest thereon, equal to the product of (A) the total number of Shares deemed to be issued upon the deemed exercise of such Option and (B) the excess of the Merger Consideration per Share over the exercise price per Share previously subject to such Option.

The following table sets forth, as of February 10, 2011, the cash consideration that the Company’s directors and Named Executive Officers would be entitled to receive (before deduction for withholding taxes) for their respective Equity Awards if the Merger is consummated.

		Number of	Weighted			Payment in
		Shares	Average	Payment in	Number of	Respect of
		Subject to	Exercise Price	Respect of	Shares of	Restricted
		Options	per Share	Options	Restricted	Stock
Name	Position	(#)	($)	($)	Stock	($)

Manuel D. Medina	Chairman of the Board,	213,165	5.69	2,836,998	375,000	7,125,000
	President and Chief Executive Officer
Joseph R. Wright, Jr.	Vice Chairman of the	63,165	5.98	822,498	—	—
	Board
Guillermo Amore	Director	63,165	5.98	822,498	—	—
Timothy Elwes	Director	63,165	5.98	822,498	—	—
Jose A. Segrera	Chief Financial Officer	135,000	6.25	1,721,850	188,332	3,578,308
Nelson Fonseca	Chief Operating Officer	87,600	7.32	1,023,280	188,332	3,578,308
Marvin Wheeler	Chief Strategy Officer	140,500	5.75	1,861,450	133,332	2,533,308
Jaime Dos Santos	Chief Executive Officer of Terremark Federal Group, Inc.	102,500	6.81	1,249,850	36,666	696,654
Antonio S. Fernandez	Director	63,165	6.17	810,498	—	—
Adam T. Smith	Chief Legal Officer	58,000	5.82	764,280	133,332	2,533,308
Arthur L. Money	Director	63,165	5.87	829,498	—	—
Marvin S. Rosen	Director	63,165	5.98	822,498	—	—
Rodolfo A. Ruiz	Director	63,165	6.04	818,498	—	—
Frank Botman	Director	31,665	7.12	376,198	—	—
Melissa Hathaway	Director	31,665	7.74	356,598	—	—

Total Payments For Options and Restricted Stock:				15,938,990		20,044,886

Potential Payments to Certain Officers on Termination or Change in Control.

The Company provides separation pay and benefits to its Named Executive Officers pursuant to individual employment agreements, each of which is described below. The Compensation Committee of the Board of Directors (the “Compensation Committee”), which is composed solely of “independent directors,” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth below as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act. These agreements may affect the amount paid or benefits provided following termination of employment under certain conditions, including in connection with a “change in control” of the Company. None of such agreements were entered into in connection with or in anticipation of the Offer or the Merger. Consummation of the Offer would constitute a “change in control” of the Company under each Named Executive Officer’s employment agreement, and the following severance benefits would be provided upon a qualifying termination of such Named Executive Officer’s employment during the six-month period immediately preceding or within two years following such change in control:

•	cash severance pay equal to 200% of the sum of (A) such person’s annual base salary in effect immediately prior to the termination date and (B) such person’s target bonus for the bonus period in which termination occurs, except for Mr. Medina the multiple for whom equals 300% of such payments and Ms. Dos Santos who would receive 280% of her base salary;

•	pro-rata portion of the target bonus for the year in which termination occurs (except in the case of Ms. Dos Santos);

•	benefit continuation until the earlier of twelve months or the date such person becomes eligible for such coverage through another entity;

•	vesting of all equity awards that had not previously vested; and

•	in the event that any payments described above are considered “excess parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), such person would be entitled to a gross-up payment to make such person whole for any excise tax imposed under Section 4999 of the Code to the extent such payments exceed the parachute threshold by 10% or more.

Manuel D. Medina.  Mr. Medina, the Company’s Chairman, Chief Executive Officer and President, entered into a three-year employment agreement, effective as of January 1, 2008, that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Medina received an initial annual base salary of $425,000, which increased to $475,000 effective July 24, 2010, and is subject to additional increases. Additionally, upon satisfying certain metrics set forth by the Compensation Committee, Mr. Medina is entitled to receive an annual bonus ranging from 80% to 120% of his base salary. If during the six-month period immediately preceding or within the two-years following a change in control of the Company, the Company terminates Mr. Medina’s employment “without cause,” or if Mr. Medina elects to terminate his own employment for any reason, then he is entitled to receive an amount equal to 300% of the sum of (A) his annual base salary as in effect immediately prior to the termination date and (B) his target bonus for the bonus period in which termination occurs. Additionally, Mr. Medina would be entitled to payment of all benefits accrued through the date of termination, a pro-rata portion of his termination year bonus, vesting of all unvested equity awards and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Jose A. Segrera.  Mr. Segrera, the Company’s Executive Vice President and Chief Financial Officer, entered into a three-year employment agreement, effective June 13, 2008, that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Segrera received an initial annual base salary of $275,000, which increased to $300,000 effective July 24, 2010, and is subject to additional increases. Additionally, upon satisfying certain metrics set forth by the Compensation Committee, Mr. Segrera is entitled to receive an annual bonus ranging from 50% to 70% of his base salary. If the Company terminates Mr. Segrera’s employment “without cause,” during the six-month period immediately preceding a change in control or during the two-year period immediately following a change in control, or he terminates his own employment for “good reason,” then he is entitled to receive an amount equal to 200% of the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, a pro-rata portion of the termination year bonus, vesting of all unvested equity awards and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Jamie Dos Santos.  Ms. Dos Santos, Chief Executive Officer of the Company’s wholly-owned subsidiary, Terremark Federal Group, Inc., entered into a three year employment agreement, effective July 18, 2008 that automatically renews for successive one-year terms unless either party delivers written notice of its intention not to renew. Under the employment agreement, Ms. Dos Santos received an initial annual base salary of $250,000, subject to increase, and certain payments made pursuant to sales commission arrangements she has in effect with the Company. If the Company terminates Ms. Dos Santos’ employment “without cause” during the six-month period immediately preceding a change in control or during the two-year period immediately following a change in control, or she terminates her own employment for “good reason,” then she is entitled to receive an amount equal to 280% of her annual base salary as in effect immediately prior to the termination date. Additionally, she would be entitled to payment of all benefits accrued through the date of termination, vesting of all unvested equity awards and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Nelson Fonseca.  Mr. Fonseca, the Company’s Chief Operations Officer, entered into a three-year employment agreement, effective June 13, 2008, as amended, that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Fonseca received an initial annual base salary of $250,000, which increased to $300,000 effective July 24, 2010, and is subject to additional increases. Additionally, upon satisfying certain metrics set forth by the Compensation Committee, Mr. Fonseca is entitled to receive an annual bonus ranging from 50% to 70% of his base salary. If the Company terminates Mr. Fonseca’s employment “without cause” during the six-month period immediately preceding a change in control or during the two-year period immediately following a change in control, or he terminates his own employment for “good reason,” then he is entitled to receive an amount equal to 200% of the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, a pro-rata portion of the termination year bonus, vesting of all unvested equity awards and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Marvin Wheeler.  Mr. Wheeler, the Company’s Chief Strategy Officer, entered into a three-year employment agreement, effective June 13, 2008 that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Wheeler received an initial annual base salary of $275,000, subject to increase. Additionally, upon satisfying certain metrics set forth by the Compensation Committee, Mr. Wheeler is entitled to receive an annual bonus ranging from 30% to 50% of his base salary. If the Company terminates Mr. Wheeler’s employment “without cause” during the six-month period immediately preceding a change in control or during the two-year period immediately following a change in control, or he terminates his own employment for “good reason,” then he is entitled to receive an amount equal to 200% of the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, a pro-rata portion of the termination year bonus, vesting of all unvested equity awards and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Adam T. Smith.  Mr. Smith, the Company’s Chief Legal Officer, entered into a three-year employment agreement, effective June 13, 2008 that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Smith received an initial annual base salary of $250,000, which increased to $275,000 effective July 24, 2010, and is subject to additional increases. Additionally, upon satisfying certain metrics set forth by the Compensation Committee, Mr. Smith is entitled to receive an annual bonus ranging from 50% to 70% of his base salary. If the Company terminates Mr. Smith’s employment “without cause” during the six-month period immediately preceding a change in control or during the two-year period immediately following a change in control, or he terminates his own employment for “good reason,” then he is entitled to receive an amount equal to 200% of the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, a pro-rata portion of the termination year bonus, vesting of all unvested equity awards and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Under the employment agreements described above, a termination for “good reason” by a Named Executive Officer generally includes any of the following actions by the Company (or, following the Effective Time, the Surviving Corporation) without such person’s written consent:

•	the assignment of the Named Executive Officer to duties inconsistent in any material respect with the Named Executive Officer’s position, or, in the case of Mr. Medina, the withdrawal of any authority granted to him under his employment agreement;

•	any failure by the Company (or, following the Effective Time, the Surviving Corporation) to compensate the Named Executive Officer as required under the employment agreement;

•	any requirement that the Named Executive Officer be based at any office or location outside of Miami, Florida, except for travel reasonably required in the performance of such Named Executive Officer’s responsibilities; or

•	such Named Executive Officer is requested by us to engage in conduct that is reasonably likely to result in a violation of law.

Under the employment agreements, termination of a Named Executive Officer by the Company (or, following the Effective Time, the Surviving Corporation) for cause generally includes:

•	a conviction of such Named Executive Officer, or a plea of nolo contendere, to a felony involving dishonesty or a breach of trust;

•	willful misconduct or gross negligence by such Named Executive Officer resulting, in either case, in material economic harm to the Company (or, following the Effective Time, the Surviving Corporation);

•	a willful continued failure by such Named Executive Officer to carry out the reasonable and lawful directions of the Board or, in the case of any Named Executive Officer other than Mr. Medina, the Chief Executive Officer of the Company (or, following the Effective Time, the Surviving Corporation);

•	fraud, embezzlement, theft or dishonesty of a material nature by such Named Executive Officer against the Company (or, following the Effective Time, the Surviving Corporation), or a willful material violation by such Named Executive Officer of a policy or procedure of the Company (or, following the Effective Time, the Surviving Corporation), resulting, in any case, in material economic harm to the Company; or

•	a willful material breach by such Named Executive Officer of his or her employment agreement.

An act or failure to act shall not be “willful” if (i) done by the Named Executive Officer in good faith or (ii) the Named Executive Officer reasonably believed that such action or inaction was in the Company’s (or, following the Effective Time, the Surviving Corporation’s) best interests, and “cause” shall not include any act or failure to act as described above (except for the conviction or plea of nolo contendere to a felony) unless the Company (or, following the Effective Time, the Surviving Corporation) shall have provided notice of the act or failure to act to the Named Executive Officer, and such person fails to cure such act or failure to act within ten (10) business days of receiving such notice.

The foregoing description of the Named Executive Officers’ employment agreements is only a summary and is qualified in its entirety by reference to the full text of such agreements, which are attached to this Recommendation Statement as Exhibits (e)(3), (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) and incorporated by reference in this Item 3.

The amounts set forth in the table below are estimates of the amounts payable to the Named Executive Officers if their respective employment with the Company is terminated, for “good reason” or “without cause” (except in the case of Mr. Medina who would receive such amounts if his employment were terminated for any reason), following consummation of the Offer or the Merger.

Potential Payments Upon Termination Following a Change of Control

			Accelerated Vesting of Equity Value
	Severance Pay	Benefit Continuation	Options	Restricted Stock	Total
Name	($)(1)(2)	($)(3)	($)(4)	($)	($)

Manuel D. Medina	3,325,000	15,000	2,836,998	7,125,000	13,301,998
Jose A. Segrera	1,140,000	22,000	1,721,850	3,578,308	6,462,158
Jaime Dos Santos	700,000	12,000	1,249,850	696,654	2,658,504
Nelson Fonseca	1,140,000	25,000	1,023,280	3,578,308	5,766,588
Marvin Wheeler	880,000	28,000	1,861,450	2,533,308	5,302,758
Adam T. Smith	1,045,000	25,000	764,280	2,533,308	4,367,588

(1)	The annual base salaries and incentive compensation used in the computation were based on the Named Executive Officers’ respective employment agreements, which are attached to this Recommendation Statement as Exhibits (e)(3), (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) and incorporated by reference in this Item 3.

(2)	In calculating the incentive compensation for the year in which the change in control occurs, the Company has assumed that it would pay the incentive compensation for a full year. The actual incentive compensation payout amount would be a pro-rated amount through the termination date for the relevant fiscal year.

(3)	Benefit amounts include payments for medical, dental, vision, life and long-term disability insurance. Amounts represent the projected costs for one year based on current benefit elections.

(4)	The Named Executive Officers have Options with exercise prices ranging from $3.30 to $15.00. Amounts represent payment of an amount equal to the product of (A) the total number of Shares issuable upon exercise of such Options and (B) the excess of the Merger Consideration per Share over the respective exercise price per Share subject to such Options.

Tender and Support Agreements.

Parent and Purchaser have advised the Company that, as an inducement to Parent and Purchaser to enter into the Merger Agreement, Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., Sun Equity Assets Limited and VMware Bermuda Limited (the “Tendering Stockholders”) have entered into separate Tender and Support Agreements, each dated January 27, 2011, with Parent and Purchaser (the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, the Tendering Stockholders have agreed, solely in their capacities as Stockholders to:

(i) tender their respective Shares in the Offer;

(ii) vote in favor of the Merger; and

(iii) subject to certain exceptions, refrain from disposing of their respective Shares.

The Tender and Support Agreements will terminate automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, including any termination by the Company in the case of a “superior proposal” as described in the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference and (ii) the Effective Time. As of January 26, 2011, the Tendering Stockholders beneficially owned an aggregate of approximately 27.6% of the outstanding Shares.

The summary of the Tender and Support Agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Each of such summary and the foregoing description of the Tender and Support Agreements set forth under the heading “Tender and Support Agreements” is only a summary and is qualified in its entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed with this Recommendation Statement as Exhibit (e)(9) and incorporated by reference herein.

Arrangements with Parent, Purchaser or their Respective Executive Officers, Directors or Affiliates.

Confidentiality Agreement.

On December 15, 2010, the Company and Parent entered into the Confidentiality Agreement (the ‘‘Confidentiality Agreement”) in connection with Parent’s proposal to acquire all of the issued and outstanding Shares by means of a cash tender offer and second-step merger, under which each of the parties agreed to maintain the confidentiality of business, financial and other information made available by the other party. Additionally, Parent required and the Company agreed that until the earlier to occur of (i) 11:59 p.m., New York time, on February 3, 2011 and (ii) the execution of a definitive agreement between the Company and Parent relating to the acquisition of the Company by Parent, except for discussions with Parent regarding the potential acquisition, the Company and its affiliates would not, and the Company would cause its representatives not to, directly or indirectly, (a) solicit or knowingly encourage inquiries or proposals with respect to any offer or proposal to (i) sell, issue or otherwise transfer any equity securities (or securities convertible or exchangeable for equity securities) of the Company or any of its subsidiaries (except in accordance with the terms of convertible securities outstanding as of December 15, 2010 and pursuant to employment arrangements entered into in the ordinary course from time to time), (ii) sell or otherwise transfer any material assets of the Company or any of its subsidiaries or (iii) effect any recapitalization, refinancing, restructuring, merger, consolidation or other business combination involving the Company or any of its subsidiaries (any of the foregoing hereinafter referred to as an “Alternative Proposal”), (b) solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding any Alternative Proposal or (c) have any discussions with or provide any non-public information or data to any third party that would encourage, facilitate or further any effort or attempt to make or implement an Alternative Proposal. This description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is attached to this Recommendation Statement as Exhibit (e)(10) and incorporated by reference herein.

Merger Agreement.

The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase are incorporated in this Item 3 by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement and the Offer to Purchase, which are filed as Exhibit (e)(1) and Exhibit (a)(1) hereto, respectively, and each is incorporated by reference in this Item 3.

The Merger Agreement has been filed herewith solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by Stockholders of, or other investors in, the Company. The Stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Employment Arrangements Following the Merger.

There have been no discussions or negotiations as of the date hereof between any executive officer or other management personnel of the Company and Parent regarding the potential terms or conditions of any existing or future employment, retention, bonus, equity participation, option or stock award, change-in-control, severance or other agreement regarding such officers and management personnel of the Company. Parent has informed the Company that Parent currently intends to retain the executive officers and management personnel of the Company after the consummation of the Offer and the Merger. However, there can be no assurance that mutually acceptable agreements or arrangements can or will be negotiated and, if negotiated, what the terms thereof will be.

Representation on the Board.

The Merger Agreement provides that, upon the Offer Closing, Parent will be entitled to designate such number of directors on the Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which equals the product of (a) the total number of directors on the Board (giving effect to the directors designated and elected by Parent pursuant to this provision) and (b) the percentage that (i) such number of Shares beneficially owned by Parent and its subsidiaries (including Shares purchased by Purchaser in the Offer) bears to (ii) the total number of Shares then outstanding, and the Company shall, at such time, cause Parent’s designees to be so appointed or elected, including, if necessary, by increasing the total number of Company directorships and seeking and accepting resignations of incumbent directors.

The Merger Agreement provides further that in the event Parent’s designees are elected or appointed to the Board, until the Effective Time, the Board will have at least three (3) directors, each of whom (i) was a director on the Board on the date of the Merger Agreement, (ii) is not an officer or affiliate of the Company, Parent or any of their respective subsidiaries and (iii) meets the standards of an “independent director” under Section 301 of the Sarbanes-Oxley Act of 2002 (each such person, an “Independent Director”). Following the election or appointment of Parent’s designees to the Board and until the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the Independent Directors (and such authorization will constitute the Board’s authorization): (1) any change in the Board’s recommendation with respect to the Offer and the Merger Agreement, (2) any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company, (3) any amendment of the Merger Agreement or of the Company Charter Documents, (4) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (5) any waiver of compliance with any covenant of Parent or Purchaser or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company or (6) any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or Purchaser under the Merger Agreement.

Post-Closing Employee Benefit Arrangements.

Pursuant to the Merger Agreement, the Surviving Corporation will provide or cause to be provided to each employee of the Company and its subsidiaries who continues as an employee of the Surviving Corporation or Parent or any of their respective subsidiaries (a “Continuing Employee”) following the date on which the Merger is consummated (the “Closing Date”), for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the last day of the calendar year in which the Closing Date occurs (the “Benefits Continuation Period”) (i) a base wage or salary at a rate not less than the rate of such base wage or salary in effect at the Effective Time and (ii) 401(k) benefits, severance benefit eligibility, medical benefits and other welfare benefit plans, programs and arrangements that, as determined in Parent’s discretion, (A) are substantially comparable to those provided under the Company’s employment, bonus, severance, welfare and similar plans (“Company Plans”) as in effect at the Effective Time; (B) are substantially comparable to those provided to management employees of Parent or its Subsidiaries; or (C) constitute any combination of the foregoing. With respect to each Continuing Employee whose annual bonus for the fiscal year ending March 31, 2011 has been accrued and unpaid prior to the Effective Time and who is eligible to receive an annual bonus pursuant to the terms and conditions of the applicable Company Plan, the Surviving Corporation will pay or cause to be paid to such Continuing Employee such bonus in such amount as approved by the Company and which bonus will be payable in accordance with the terms and conditions of such Company Plan and will be paid at such time as is consistent with the past practice of the Company and its subsidiaries and without duplication of awards otherwise paid.

Additionally, the Surviving Corporation will (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that an employee of the Company or any of its subsidiaries is eligible to participate in immediately following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant Company Plan in which such employee participated, (ii) provide each such employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Company Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting (but not for benefit accrual under any defined benefit, retiree welfare or any other plan) to the same extent such service was recognized by the Company and its Subsidiaries under any similar Company Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided that the foregoing will not apply to the extent it would result in any duplication of benefits for the same period of service. As of the Effective Time, Parent will, or will cause the Surviving Corporation or other relevant subsidiaries to, credit to Continuing Employees the amount of vacation time that such employees had accrued under the Company’s paid time off program as of the Effective Time; provided that Parent is not obligated to continue such paid time off program beyond the last day of the calendar year in which the Closing Date occurs.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors.

At a meeting held on January 27, 2011, the Board of Directors unanimously (1) determined that the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the

Merger Agreement are advisable, (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the Company and Stockholders, (3) approved the Merger Agreement and the transactions contemplated thereby, including the “agreement of merger” contained in the Merger Agreement in accordance with the DGCL, (4) directed that the “agreement of merger” contained in the Merger Agreement be submitted to Stockholders for adoption, unless the Merger is consummated in accordance with Section 253 of the DGCL, (5) recommended that Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (6) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares upon the exercise thereof and (7) elected, to the extent permitted by applicable laws, to make inapplicable all state takeover laws or similar laws, including Section 203 of the DGCL (“Section 203”), to the extent they might otherwise apply to the execution, delivery, performance or consummation of the Merger Agreement or the transactions contemplated thereby. The preceding actions taken by the Board on January 27, 2011 are referred to herein as the “Board Actions”.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN THE OFFER, AND, IF REQUIRED UNDER APPLICABLE DELAWARE LAW TO CONSUMMATE THE MERGER, VOTE ALL OF THEIR SHARES “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

Background of the Offer and Merger; Reasons for the Recommendation.

Background of the Offer and Merger.

The Company believes that, before any Stockholder makes a decision whether to tender Shares in the Offer, it is important to understand the Company’s development prior to the more recent events that led to the Board’s decision to sell the Company to Parent pursuant to the terms of the Merger Agreement and to recommend that Stockholders tender their Shares.

All Share amounts have been adjusted to reflect the one-for-ten reverse stock split the Company effected on May 16, 2005. Although the Company has a March 31 fiscal year, for convenience and clarity, all references to years in this section are to calendar years unless expressly stated otherwise.

Evolution of Business Model and Capital Markets Transactions

The Company’s rapid growth and the evolution of its business model and operating strategy since it went public in April 2000, by means of a reverse merger with AmTec, Inc., has necessitated material increases in capital expenditures and the resulting need to routinely identify and obtain external sources of financing to supplement the Company’s operating cash flows. To support the expansion of domestic and international operations and to fund the lease and ownership of properties used to facilitate the Company’s transformation from being primarily an “exchange point” and “colocation services” provider to a leader in the “managed services” sector, including leading edge hosting and cloud offerings, over the past six years, the Company identified opportunities for and engaged in a wide variety of debt and equity financing transactions. These transactions leveraged the Company’s balance sheet, caused occasional dilution of Stockholder’s ownership of Shares, and has required compliance with a broad range of restrictive debt covenants that have constrained the Company’s ability to accelerate growth. At the same time, management undertook initiatives to drive revenue growth and stock appreciation, including the avoidance of equity capital raising transactions that would be materially dilutive to Stockholders. Also, in recent years, at various stages of the Company’s business transformation, the Board received recurring expressions of interest from strategic and financial transaction candidates seeking to invest in, co-partner with or acquire the Company.

Prior to December 2004, the Company primarily operated “exchange point” facilities and provided “colocation services” at strategic locations around the world. The Company’s principal location was its leased flagship facility, the NAP of the Americas in Miami, Florida. During this time, the Company experienced losses and was required to supplement operating cash flows with the net proceeds of equity offerings, as well as the net proceeds of convertible and non-convertible debt issuances. For example, in March 2004, to provide the Company with the funds necessary to service its outstanding debt obligations, fund acquisitions and continue the Company’s build-out of the NAP of the Americas, the Company issued shares of Series I Convertible Preferred Stock and warrants to purchase Shares. In addition, in June 2004, the Company consummated an offering of $86.25 million aggregate principal amount of its 9% Senior Convertible Notes due June 15, 2009, that were convertible into Shares at an initial conversion rate equal to $12.50 per Share, which represented an approximately 34.4% premium to the then-current market price of $9.30 per Share.

In December 2004, the Company purchased its formerly leased NAP of the Americas flagship facility. The Company financed the purchase price and associated refinancing with a $49 million mortgage loan, secured by a first mortgage on the NAP of the Americas, and the sale of $30 million aggregate principal amount of its senior secured notes. The Company also issued to the participating lenders Shares and warrants to purchase Shares.

In March 2005, the Company sold six million Shares in an underwritten public offering, at an offering price of $7.30 per Share. During this time, the trading price of the Shares ranged from approximately $6.50 to $8.90.

Beginning in 2005, the Company worked to diversify its product mix both to maintain a leadership position in the IT services sector and to maximize revenue generated from within its datacenters. In August 2005, the Company acquired Dedigate N.V., a privately held European-managed dedicated hosting provider, in exchange for consideration consisting of both cash and Shares, which were then trading at approximately $7.15 per Share.

The Dedigate acquisition expanded the Company’s reach into Europe, provided the Company with a seasoned European management team, added dedicated and managed hosting to the Company’s suite of products and introduced the Company’s management to the concept of hardware virtualization. The opportunities presented to the Company by this acquisition spurred the Company to focus its financial and technology efforts on leveraging the Dedigate technology for use in the Company’s U.S. datacenters.

In the first half of 2006, the Company announced a multi-pronged strategy, including acquisitions, new market expansion, deeper penetration with existing customers and other methods to pursue growth opportunities, to address the increasing demand from existing and potential customers for managed services. Accordingly, the Company consulted with Credit Suisse Securities (USA) LLC (“Credit Suisse”) to help the Company identify potential acquisition candidates and other strategic opportunities that the Company reasonably could pursue.

In the first quarter of 2007, the Company acquired 30 acres of mostly undeveloped real property in Culpeper County, Virginia to build its NAP of the Capital Region to expand the Company’s ability to provide IT infrastructure to agencies of the U.S. federal government and other significant enterprise customers. The Company obtained from Credit Suisse the required financing to prepare this property for future development, including $13.25 million of lease financing and the issuance to Credit Suisse of $10 million aggregate principal amount of its Senior Subordinated Secured Notes and $4 million aggregate principal amount of its Senior Subordinated Convertible Notes. The Shares were trading at approximately $6.60 to $8.80 per Share at this time.

In May 2007, the Company acquired privately-held Data Return LLC (“Data Return”), a leading provider of enterprise-class technology hosting solutions for an aggregate purchase price of $85.0 million, which the Company paid with a combination of cash and Shares. The trading price of the Shares was approximately $7.23 per Share at such time.

The acquisition of Data Return augmented the Company’s existing service delivery platforms and better positioned it to capture the market demand that management anticipated would develop for virtualized IT solutions. Eventually, the Data Return acquisition also would become the platform for the Company becoming a market leader in “cloud computing” applications. The Data Return acquisition required the Company to increase its capital expenditure budget due to the accelerated build-out of its facilities caused by the increase in the Company’s total mix of offered products and services, expansion of its customer base and deeper penetration within its existing customer base.

To fund the Company’s increasing capital expenditure demands, the Company pursued a number of financing alternatives. In March 2007, the Company sold approximately 11.6 million Shares in an underwritten public offering, at an offering price of $8.00 per Share. Also, in May 2007, the Company refinanced $57.2 million aggregate principal amount of its outstanding 9% Senior Convertible Notes by exchanging them for a like amount of its newly-issued 6.625% Senior Convertible Notes. The trading price of the Shares was approximately $8.34 per Share at the time. In July 2007, the Company refinanced all of its outstanding secured debt and obtained additional funds to support its expansion plans by completing a $250 million secured debt financing secured by first and second liens on substantially all of the Company’s assets.

The Company further accelerated the expansion of its managed services business, and, in January 2008, it purchased Accris Corporation, a company widely recognized as a leader in IT disaster recovery, business continuity, virtualization and data storage systems, for a combination of cash and Shares. The Shares were trading at approximately $5.26 per Share at the time. As the Company continued its efforts to further penetrate the managed services market during the remainder of 2008 and throughout 2009, managed services as a percentage of operating revenue increased from approximately 43% for the fiscal year ended March 31, 2007 to approximately 59% and 56% for the fiscal years ended March 31, 2008 and 2009, respectively.

In May 2009, as a result of the Company’s success in providing the first truly enterprise class cloud computing solution based on the VMware software platform and after having collaborated in the past with the Company on a variety of cloud offerings and observed demonstrations of the Company’s products at VMworld Europe 2009, VMware, the global leader in providing virtualization software, expressed an interest in making an investment in the Company and ultimately purchased four million Shares at a price of $5.00 per Share. The Shares were trading at approximately $4.47 per Share at the time. That same year, the two companies worked together to provide leading-edge utility and cloud computing services to the enterprise and federal markets and continue to jointly cooperate to create and launch cloud infrastructure services.

In the fourth quarter of 2009, the Company acquired Volatile Systems, LLC, a company offering specialized products and services designed to introduce enhanced visibility of a system’s volatile memory (RAM) into digital forensic investigations, by issuing Shares as consideration. In November 2009, the Company acquired DS3 Datavaulting, LLC (“DS3”) for consideration consisting of a combination of cash and Shares. DS3 provided customers with offsite, online data backup and restoration services that enable enterprises and government agencies to rapidly and securely backup and restore files, databases and operating systems. These acquisitions accelerated the Company’s development of its solutions in the areas of forensics/cybersecurity and managed data storage. The Shares were trading at approximately $6.00 — $7.00 during the period of time in which both of these acquisitions were effected.

During this period, the Company also sought to accelerate its international growth by opening a datacenter the Company leases in Colombia and expanding its leased facilities in Brazil, ultimately increasing the scale of its international operations to approximately 13% of the Company’s total operating revenues for both of the fiscal years ended March 31, 2008 and March 31, 2009 and 15% of the Company’s total operating revenues for the fiscal year ended March 31, 2010.

The Company consummated additional financing transactions to fund its increasing scale. In June 2009, April 2010 and November 2010, the Company issued and sold $420.0 million aggregate principal amount of its 12.0% senior secured notes, $50.0 million aggregate principal amount of its 12.0% senior secured notes and $75.0 million aggregate principal amount of its 9.5% senior secured second lien notes (collectively, the “Secured Notes”), all of which Secured Notes are currently outstanding and secured by substantially all of the Company’s assets. The net proceeds from the June 2009 issuance of $420 million aggregate principal amount of 12.0% senior secured notes were used to fully repay and retire the $250 million aggregate principal amount of secured debt borrowed by the Company in July 2007, and the remaining net proceeds from the June 2009 issuance, together with the net proceeds from the two subsequent Secured Notes issuances, which aggregated $125 million principal amount, have been and are being used to fund operating capital and capital expenditures.

While the net proceeds from the issuances of the Secured Notes provided the Company with sufficient capital to execute its current capital expenditures plan, the indentures and other instruments governing the Secured Notes contain limitations and restrictions on the Company’s ability to, among other things, incur additional debt and issue preferred stock, create liens, pay dividends and engage in a number of other financing alternatives. In addition, the 12.0% senior secured notes require, in connection with certain prepayments, the payment of a significant “make whole premium,” which is generally equal to the net present value of the anticipated future interest payments. These restrictions have presented challenges for the Company to obtain additional debt financing for its capital expansion initiatives to accelerate its business plan leaving the Company to look primarily to the equity markets for additional sources of capital but only to the extent that the pricing available in such markets does not result in unacceptable dilution to Stockholders.

Because of these indebtedness related restrictions, the Company has explored a number of innovative financing solutions. During the six months ended September 30, 2010, the Company utilized an “unrestricted subsidiary,” as permitted under the indentures governing the Secured Notes, to enter into a sale-leaseback financing for the Company’s Amsterdam, Netherlands property, on which the Company is constructing a new datacenter. In November 2010, the Company issued a notice of mandatory redemption to holders of its Series I Convertible Preferred Stock, resulting in the conversion of all outstanding shares of preferred stock, thereby reducing the Company’s fixed charge coverage obligations. The trading price of the Shares was approximately $11.00 — $12.00 per Share during November 2010.

In addition, the Company is exploring obtaining loans from the Overseas Private Investment Corporation, an agency of the U.S. government that helps U.S. businesses invest overseas on attractive commercial terms, to provide the Company with funds to assist its global expansion. The Company has also been exploring ways to leverage in a securitization structure the cash flows from its customer base of very strong creditworthy U.S. federal government and enterprise customers to provide a significantly lower cost of capital while increasing its balance sheet flexibility. Each of these solutions has presented structural complexities that are not ordinarily present with more traditional capital raising transactions. In addition, the Board has continually monitored the equity markets and the trading price of Shares to determine whether an equity offering would be in the best interests of Stockholders by providing the Company additional capital without incurring a level of dilution to Stockholders that the Board determines to be unacceptable.

Proposals to Acquire the Company

Concurrently with its rapid expansion and shift in operating focus to managed services and the Company’s growing domestic and international geographic footprint, beginning in the middle of 2007 the Company began to attract the attention of various strategic and financial transaction candidates who expressed, on an unsolicited basis, an interest in engaging in commercial and strategic transactions with the Company, including minority investments in the Company’s equity and the acquisition of the Company. The Board discussed these potential transactions with management at its regularly scheduled meeting on September 12, 2007. At this time, Greenberg Traurig, the Company’s regular outside counsel (“Greenberg Traurig”), provided a general overview of the Board’s fiduciary duties. To keep all strategic and financial options open to enhance Stockholder value, the Board authorized management to engage in preliminary discussions with several of these candidates. With the exception of the indication of interest from the private equity firm described below, none of these developed into any substantive discussion or negotiation of deal structure, price, financing or timing, and no formal or definitive offer was ever received.

One expression of interest was submitted by a private equity firm (the “Primary P/E Fund Suitor”). Although the expression of interest contained no price, acquisition or investment deal structure or other specific deal terms, to further gauge interest, the Board decided to quietly “test the waters” by engaging in discussions with the Primary P/E Fund Suitor to seek to understand how the Primary P/E Fund Suitor would value the Company at a time when the Company’s business model was in transition and its business was experiencing significant growth. The Board authorized management to meet with representatives of the Primary P/E Fund Suitor to engage in high level discussions.

Discussions between representatives of management and representatives of the Primary P/E Fund Suitor began in earnest in October 2007 and revealed the Primary P/E Fund Suitor’s views of the Company’s business plan and capital structure. The trading price of the Shares was approximately $7.50 — $8.00 per Share at the time. The Company consulted with Credit Suisse to assist the Board in responding to the various unsolicited indications of interest the Company was continuing to receive from time to time and to provide the Company with implied valuation and alternative transaction and strategic plan analyses as requested by the Board.

At an October 17, 2007 meeting of the Board, management reported on the progress of its discussions with the Primary P/E Fund Suitor and the Board authorized the formation of a committee of the Board (the “Committee”) to provide oversight of and direction to management with respect to all unsolicited transaction proposals from private equity firms and any other potential purchaser candidates. The Company’s non-executive Vice Chairman, Joseph Wright, was appointed chairman of the Committee based upon his experience with various strategic, financial and mergers and acquisitions transactions, and his previous experience serving as a director and as Chairman of several publicly traded companies. Antonio Fernandez, the Chairman of the Audit Committee of the Board was also appointed to the Committee based upon his experience serving on boards of publicly traded company and his prior experience as founder and head of the International Investment Banking Department at Oppenheimer & Co.

These discussions continued into 2008 with Mr. Medina having been authorized by the Committee to meet with the Primary P/E Fund Suitor and its financial advisors on February 7, 2008 to further discuss the framework for a potential transaction. These discussions culminated in the Company receiving a letter, dated April 2, 2008, regarding a potential acquisition of the Company by means of a joint venture to be formed by a special purpose subsidiary of the Primary P/E Fund Suitor and a Stockholder which then-owned and presently continues to own a significant percentage of the outstanding Shares. The transaction implied a per Share valuation of $9.00 to $10.00 and was subject to business due diligence. The trading price of the Shares was approximately $6.00 per Share at the time. Following consultation with Greenberg Traurig and Credit Suisse, the Board determined at an April 3, 2008 meeting that, despite the preliminary nature of the proposal, in view of the $9.00 to $10.00 per Share price and management’s general assessment of the Company’s intrinsic value in relation thereto, the implied valuation was sufficient to merit the costs and commitment of Company resources to allow the Primary P/E Fund Suitor to conduct a comprehensive due diligence investigation of the Company’s business. The Board determined that the Committee should oversee management in all further discussions and direct any negotiations that might ensue.

During this process, the Committee engaged independent legal counsel and interviewed a number of nationally recognized financial advisory firms to serve as the Committee’s independent financial advisor, and, ultimately, the Committee engaged a well-recognized, independent financial advisor.

Following the completion of due diligence, on June 4, 2008 the Company received a refined proposal from the Primary P/E Fund Suitor to acquire the Company in a merger transaction at an implied valuation of $9.00 per Share in cash. The trading price of the Shares was approximately $7.00 per Share at such time. The Committee met the next day on June 5, 2008 to discuss the proposal. The Committee determined that the proposed price was sufficient to continue discussions with the Primary P/E Fund Suitor. The Company, at the Committee’s request, instructed Credit Suisse to perform a “market check” of strategic and financial buyer candidates with a reasonable likelihood of deal consummation capability.

Between June 6, 2008 and August 8, 2008, the Committee met nine times with its independent legal and financial advisors and management to oversee and direct the transaction process and negotiating strategy with the Primary P/E Fund Suitor. The Committee discussed that the Company might be able to obtain a higher premium from a strategic purchaser because of the potential synergies that only a strategic merger candidate could potentially use to justify a more compelling acquisition premium. The Committee, however, included financial buyers among those canvassed to explore as wide a field of interest as possible.

The Committee set a deadline of June 27, 2008 to receive definitive offers. On July 2, 2008, Credit Suisse delivered to the Committee a presentation summarizing the preliminary results of the market check process. In summary, (i) 21 potential purchasers were contacted (including the Primary P/E Fund Suitor), (ii) 12 parties executed confidentiality agreements, (iii) 11 potential purchasers received information packages, nine of which received addenda to such information, and (iv) six potential purchasers ultimately submitted proposals. The preliminary offer prices received ranged from $6.62 to the $9.00 per Share offered by the Primary P/E Fund Suitor, and such price range represented implied adjusted EBITDA multiples ranging from 6.8x — 8.8x estimated calendar year adjusted EBITDA for 2009. All but one bid was for all cash. The trading price of the Shares was approximately $5.43 per Share at the time. The Committee, in consultation with its independent legal and financial advisors, elected to pursue further discussions of a potential transaction with the Primary P/E Fund Suitor, but only if it increased its price in excess of $9.50 per Share.

Between July 2 and July 7, 2008, Credit Suisse and Mr. Medina held further discussions with the Primary P/E Fund Suitor to discuss whether an increase in the $9.00 per Share offer could be obtained. On July 7, 2008, Credit Suisse reported to the Committee that the Primary P/E Fund Suitor declined to increase its proposed $9.00 offer. Accordingly, at this meeting, the Committee authorized Credit Suisse to invite the four bidders that had submitted the highest price indications (including the Primary P/E Fund Suitor) to participate in a full second round of bids. Ultimately, only the Primary P/E Fund Suitor and a prospective strategic purchaser remained at the end of such second round. Due to challenges experienced by the Primary P/E Fund Suitor with respect to arranging the requisite financing to fund the acquisition, the Primary P/E Fund Suitor, without solicitation from the Company, revised its bid to no longer contemplate the purchase of the Company. Instead, the Primary P/E Fund Suitor proposed a convertible preferred equity investment (or PIPE) coupled with a Share buyback effected by means of an issuer self-tender offer and debt refinancing. The prospective strategic purchaser offered a purchase price composed of a combination of 25% cash and 75% stock having a nominal blended value of $8.75 per Share and with no indication of how the cash component would be financed and with no “collar” or price/value protection on the purchaser stock component.

On August 8, 2008, the Committee met with its independent legal and financial advisors and received a valuation analysis of the Company on a stand-alone basis as well as an analysis of the bids and the terms of certain recent mergers and acquisitions transactions and multiple analyses of companies deemed reasonably comparable to the Company. Ultimately, the Committee concluded that neither bid reflected the Company’s intrinsic value and that there remained considerable uncertainty as to whether the bidders could timely consummate their proposed transactions. Moreover, the Committee noted management’s belief that, although there could be no assurance, execution of the Company’s organic growth business plan, coupled with continued capital investment using available operating cash flows and potential sources of external financing, could achieve over the medium-term a higher value than the Primary P/E fund Suitor’s all-cash offer of $9.00 per Share. The Committee determined to end the market check process and discontinue all discussions for a potential acquisition transaction at that time, especially because the process had the effect of distracting management from execution of its business plan and causing the Company to incur significant out-of-pocket fees and expenses.

The Board met on August 8, 2008, at which time the Committee reported its findings. The Board requested management to investigate the Company’s capital needs and an analysis of additional alternative capital sources that might be available on commercially reasonable terms to the Company. The Board agreed that to the extent management concluded that cash on hand, operating cash flows and other sources of potential capital may not be sufficient to execute management’s business plan, the Company should not entirely foreclose any consideration of future proposals that might be received on an unsolicited basis that could lead to transactions in the best interests of Stockholders.

During the first half of 2009, the market price of the Shares was both volatile and experienced significant downward pressure, ranging from approximately $2.00 — $5.00 per Share. In the second quarter of 2009, the Company was approached on an unsolicited basis by another well-recognized private equity fund. The fund had commenced very preliminary due diligence (based entirely on the Company’s publicly available information) and implied that the Shares were worth approximately $7.00 — $8.00 per Share. On May 22, 2009, the Board met and discussed this latest indication of interest and determined to continue discussions because of the low price per Share at which the Company’s stock was trading at the time and the growing recession in the U.S. and global capital markets. Shortly thereafter, the Company signed a confidentiality agreement with the private equity fund and allowed it to conduct limited due diligence. Over the course of the next few months, management held informal intermittent discussions with this private equity fund but no definitive proposal or firm offer was ever received or discussed.

During the fourth quarter of the 2009, several new strategic and financial transaction candidates submitted to the Company preliminary indications of interest to acquire the Company. The Company began to experience significant revenue growth from its enterprise cloud offerings, but this concomitantly expanded the Company’s capital expenditure budget and demands on its capital resources. Moreover, the rapid growth of the Company’s NAP of the Capital Region, the need to accelerate facilities build-out timetables and funding of the Company’s continued international expansion required increased capital expenditures.

During the first quarter of 2010, the Company received additional unsolicited expressions of interest from two private equity funds. Both funds presented proposals to the Company with price indications ranging from $10.25 to $10.50 per Share for the acquisition of 100% of the outstanding Shares. The Board reviewed and discussed both expressions at its regularly scheduled February 3, 2010 meeting and observed that the price indications represented an approximately 25% premium to the then current trading price of $8.18 per Share.

After consulting with Credit Suisse and Greenberg Traurig, the Board determined to reject both the $10.25 and $10.50 proposals because they were not in the best interests of Stockholders given that management’s business plan supported a higher intrinsic value for the Company (even without giving effect to certain contracts which the Company anticipated would be entered into). In connection with these latest unsolicited expressions of interest, the Board expressed concern regarding the disruption, distraction and professional advisory costs the previous mergers and acquisitions transaction processes had caused, especially because no definitive offers were received and each proposal considered by the Board and management was at a price level that, in the Board’s view, was significantly lower than the intrinsic value of the Company. The Board observed that while all options should remain on the table to enhance Stockholder value and that the Company should not foreclose the consideration of any potential strategic or financial purchaser that might submit a bona fide proposal to the Company, it authorized management to terminate the engagement letter with Credit Suisse the Company had previously executed in 2008.

During the remainder of the first half and during the summer of 2010, the Company continued to receive unsolicited indications of interest from financial buyers but no substantive discussions or firm offers ever resulted from these inquiries.

Commercial Partnering Arrangements with Parent and Events Leading to the Merger Agreement

Generally, during the first half of 2009, the Company largely focused on its organic growth strategy to achieve further penetration into the “managed services” sector.

In late August and early September 2009, Mr. Medina participated in a panel discussion at VMware’s VMworld event with Kerry Bailey, a senior executive of the Verizon Business division (“Verizon Business”) of Parent. After the discussion, the two men discussed what product offerings the Company could provide to Parent.

On November 13, 2009, the Company and Parent signed a mutual confidentiality agreement in connection with the evaluation of potential commercial transactions. On November 17, 2009, Mr. Bailey and John Diercksen, Parent’s Executive Vice President for Strategy, Development and Planning, visited Mr. Medina in Miami at which time Mr. Medina and other senior executives delivered a presentation on the Company’s products and financial position.

On December 13, 2009, Mr. Diercksen again visited Mr. Medina in Miami and discussed a range of strategic alternatives, including a prospective transaction with Parent, which entailed Parent licensing (the “Verizon Colocation Agreement”) a significant number of square feet of colocation space in the NAP of the Americas and the NAP of the Capital Region and contracting for cloud services. At that time, Mr. Diercksen noted that, if Parent were to enter into a commercial transaction of the size then being discussed, it would want to participate at some equity level.

Later in December 2009, the Company provided Mr. Diercksen a proposal which included the colocation and cloud services, and a minority equity investment as well as proposed uses of the proceeds of such equity investment to accelerate execution of the Company’s business model. The Company’s proposal regarding the minority equity investment contemplated Parent purchasing a 25% stake in the Company for a price equal to $12.50 per share. The Company’s Shares were trading at approximately $6.50 – $7.00 at that time.

In the middle of January 2010, Mr. Bailey contacted Mr. Medina and informed him that Parent wanted to focus solely on the commercial aspect of the transaction rather than an equity investment.

At the February 2, 2010 Board meeting, the Board reviewed the Company’s on-going discussions with Parent and the decision not to pursue the equity investment.

Between February 2010 and late March 2010, discussions with Parent regarding the colocation and cloud services became more intermittent while Parent reviewed such transactions internally. In mid-April, Parent significantly downsized the original proposed Verizon Colocation Agreement. On May 14, 2010, Mr. Medina reported this proposed smaller scale agreement to the Board and noted that the details thereof were still being discussed.

At the May 14, 2010 meeting of the Board, management discussed with the Board various potential financing alternatives that might be available to the Company to fund its facilities build-out and overall capital expenditure plan. The Board reviewed a variety of potential transactions, including whether a solicitation of consents from the holders of the Company’s existing Secured Notes could be successfully completed to enable the Company to incur additional pari passu or subordinated debt. The Board also considered the merits and risks of borrowing against operating cash flows from its U.S. federal government and enterprise customers to provide a significantly lower cost of capital while increasing its balance sheet flexibility. The Board authorized the Company and Greenberg Traurig and Credit Suisse to investigate further potential methods of obtaining additional infusions of capital into the Company which could enable management to accelerate execution of its business plan.

In late May 2010, the Company and a subsidiary of Parent entered into a commercial agreement to license 25,000 square feet of space in the NAP of the Americas and the NAP of the Capital Region. Additionally, in the third quarter of 2010, subsidiaries of Parent and the Company entered into an agreement providing for Parent’s marketing of vCloud Express services offered by the Company.

On July 13, 2010, Mr. Medina had dinner with Mr. Bailey and Fran Shammo, then the president of the Verizon Business to assess the progress the two companies were experiencing under the newly-signed commercial agreement and to discuss Parent’s communications-as-a-service offering for small and medium-sized businesses.

Discussions regarding the current transaction between the Company and Parent began on October 26, 2010 when Mr. Diercksen met with Mr. Medina in Miami, Florida. At this meeting, Mr. Diercksen indicated to Mr. Medina that, in lieu of the transactions previously discussed, Parent was now proposing the acquisition of all of the outstanding Shares at a premium of approximately 35% to 40% above the Company’s $9.90 trading price at that time (which implied a price per Share range of $13.365—$13.86). Mr. Medina indicated that he would promptly present Parent’s proposal to the Board, but that he was of the view that the Board would not be interested in pursuing any transaction discussions with Parent at an indicative price per Share that was lower than the “high teens”.

On October 29, 2010, the Board held a regularly scheduled meeting. At this meeting, management and the Board discussed Parent’s proposal. The Board discussed the all-cash nature of the proposal and the offered price per Share range relative to management’s presentation which outlined for the Board the Company’s projected 20% top line revenue and 30% EBITDA growth over the next five years.

The Board expressed concern regarding the management distraction and business disruption that could likely ensue to the extent a comprehensive due diligence and market check process was undertaken similar to the formal process that was undertaken in connection with the Company’s prior discussions and negotiations with the Primary P/E Fund Suitor, which, in addition, had led to unfounded customer concerns regarding the Company’s future, as well as management’s belief that there was a loss in business as a result of rumors regarding the Company’s continued status as an independent entity. Mr. Medina informed the Board that Mr. Diercksen assured him that any transaction process undertaken with Parent would minimize disruption to management and the Company’s business.

Further discussion then ensued regarding execution of the Company’s expansion strategy and required capital expenditures, and the Company’s ability to obtain external financing to fund the Company’s organic growth outlined in management’s business plan. The Board noted that, although equity financing was generally available to the Company, a potential equity offering at the then-current trading price of $9.90 per Share would be materially dilutive to Stockholders. The Board further noted that the Company had published in recent earnings announcements and periodic SEC reports that the Company’s sources of external financing were very limited and that, in the Board’s view, the Share price had suffered because of analyst reports and investor perceptions that the Company might not be able to fully realize its industry potential without a transformative or material corporate transaction. The Board determined that while reasonable appreciation in the Shares and the Company’s valuation multiples was possible (and, given the Company’s rapid organic growth, expected), significant appreciation was unlikely to occur over the medium-term unless management could accelerate execution of its business plan which would require an ability to raise significant amounts of equity capital. In view of the foregoing, coupled with the Company’s inability to pay dividends to its stockholders due to restrictions set forth in the indentures governing its Secured Notes, the Board determined to pursue a potential transaction with Parent which could deliver immediate and significant value to Stockholders provided that certain conditions were met.

After further discussion about the Company’s outlook and prospects and the potential for an acquisition by the Company to materially enhance revenue growth and Stockholder value, including a review of an analysis delivered by Credit Suisse at the request of management, the Board authorized management to inform Parent that Parent’s price proposal could not be a basis for any substantive sale transaction discussions. However, the Board authorized Mr. Medina to further inform Parent that the Company might be willing to discuss a potential sale transaction, provided that Parent was willing to (i) respond with a firm offer price in excess of $16.00, (ii) outline a due diligence process that was not disruptive to management and execution of the Company’s business generally and (iii) clarify in detail, to the Board’s satisfaction, Parent’s contemplated transaction structure and timing.

The Board next discussed the importance, at the outset of any potential process, to update, as necessary, management’s forecasts and budgets for the three to five-year period ending March 31, 2014 and 2016, and to engage a “bulge bracket” financial advisor to assist the Company with intrinsic valuation analyses. The Board discussed its relationships with several major investment banks, including the relative merits of each such institution, including their respective experience with the Company and its industry. Ultimately, the Board determined to engage Credit Suisse because of its reputation and public mergers and acquisitions depth and experience in the Company’s industry, its familiarity with and knowledge of the Company from numerous past engagements, and its ability to efficiently mobilize a dedicated team of mergers and acquisitions and industry professionals to work on any potential transaction that might develop with Parent or another party with a minimum amount of due diligence “lead time” necessary. In the course of making the decision to engage Credit Suisse, the Board considered the fact that Credit Suisse and certain of its affiliated entities have historically been engaged by Parent to execute various capital markets transactions and concluded that there was no concerns for the Company in this regard. See “Opinion of the Company’s Financial Advisor,” below.

The Board also discussed the desirability of establishing a strategic transaction committee of the Board, the members of which would have to be available on short notice with the understanding that reports also would be made periodically to the full Board if any deal discussions progressed sufficiently. The Board agreed to reconstitute the previously disbanded Committee and determined that Messrs. Wright, Fernandez and Rosen would serve on the Committee. The members were selected based on the fact that all three had significant experience leading or undertaking active roles on the boards of public companies that had been involved in public mergers and acquisitions transaction processes and, specifically in the case of Messrs. Wright and Fernandez, their past involvement overseeing and directing the transaction process and negotiating strategy with the Primary P/E Fund Suitor and other transaction candidates.

Later that same day Mr. Medina spoke with Mr. Diercksen and communicated that the Board determined that Parent’s October 26 price proposal was inadequate, but noted that, as expected, the Board would consider entering into deal discussions for a potential sale of the Company if Parent offered a firm price per Share that was at least in the “high teens”.

On December 13, 2010, Mr.  Diercksen met with Mr. Medina in Miami, Florida. At this meeting, Mr. Diercksen reiterated Parent’s desire to acquire all of the outstanding Shares, this time at a firm offer price of $19.00 per Share, subject to the approval of Parent’s Board, Parent’s completion of legal, business and financial due diligence and the negotiation of a mutually satisfactory merger agreement and other transaction documents. This represented an approximately 46% premium to the $13.00 per Share trading price on that day. Mr. Diercksen also emphasized that such price was “all-in” and reflected full value anticipated by Parent in an acquisition of the Company and that as a condition of the $19.00 firm price, Parent would not participate in any competitive bidding or auction process. Mr. Diercksen also communicated that, in view of the impending Christmas and New Year’s holiday season (which would result in some due diligence start up delay), Parent required an approximately 45-day exclusivity period (until February 3, 2011) to complete due diligence in tandem with preparing and negotiating definitive transaction documents.

Promptly after Mr. Medina’s meeting with Mr. Diercksen, on December 14, 2010, Mr. Medina separately contacted each of Mr. Wright and Mr. Fernandez, in their capacities as members of the Committee, and discussed Parent’s offer and whether to grant Parent’s request for exclusivity and allow further due diligence. Management’s current business plan was discussed, and Messrs. Medina, Wright and Fernandez discussed the feasibility of the business plan relative to the Company’s capital-raising constraints, the medium and long-term anticipated trading price of the Shares, and the Company’s commercial history and course of dealing with Parent. Messrs. Wright, Fernandez and Medina agreed that the proposed 46% premium was compelling under the circumstances. Messrs. Wright, Fernandez and Medina also discussed the fact that exclusivity would enable the Company to engage in a controlled, dedicated process and substantially mitigate the significant distraction and depletion of Company resources that would be created by a competitive bidding process, as well as mitigate “leak” risks. It was determined that the Company should engage in the proposed transaction process with Parent on the basic terms discussed by the parties. Additionally, on December 14, 2010, Mr. Medina contacted Credit Suisse and informed them about Parent’s offer.

On December 15, 2010, the Company and Parent entered into a new confidentiality agreement relating to the potential acquisition of the Company. Shortly after the execution of the confidentiality agreement, the Company informed Credit Suisse of its entry into the confidentiality agreement and provided to Parent and its advisors access to the electronic data room it had established initially in connection with the 2008 market canvass process and began the process of populating the data room with current information.

On December 21, 2010, the Company executed an engagement letter under which Credit Suisse agreed to serve as the Company’s financial advisor with respect to any proposed transaction.

Also, on December 21, 2010, senior management of the Company, Credit Suisse and Greenberg Traurig met with senior representatives of Parent and with representatives of Parent’s financial and legal advisors, Goldman Sachs (“Goldman Sachs”) and Weil, Gotshal and Manges LLP (“Weil”), in Miami, Florida for a management presentation. At this meeting, Mr. Diercksen gave his assurances to the management that any due diligence process would be conducted in a manner that was minimally disruptive to management and the Company’s ordinary conduct of business.

Later the same day, representatives from Weil and Greenberg Traurig discussed the structure of the proposed acquisition. Weil informed Greenberg Traurig of Parent’s desire to pursue a two-step transaction, consisting of an all-cash tender offer for all outstanding Shares followed by a second-step cash merger. Weil also expressed Parent’s desire to seek to enter into tender commitment and support agreements (“Tender and Support Agreements”) with three significant Stockholders: Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., Sun Equity Assets Limited and VMware Bermuda Limited (who collectively owned approximately 27.6% of the outstanding Shares). Weil and Greenberg Traurig further discussed that the Merger Agreement would require the Company, under certain circumstances, to file, shortly after the commencement of the tender offer, a preliminary proxy statement for a meeting of Stockholders to vote on the adoption of the Merger Agreement to “fast-track” the process of completing any long-form second step merger if, immediately following completion of the tender offer, the completion of any “subsequent offering period” that might be conducted at Parent’s election and the exercise of any top-up option at Parent’s election, Parent did not own sufficient Shares to consummate a so-called “short form” merger in accordance with applicable Delaware law and to enable Parent, under certain circumstances, to terminate and abandon the tender offer (without terminating the Merger Agreement) and require the Company to proceed with convening a special meeting of Stockholders to vote on the adoption of the Merger Agreement.

From mid-December 2010 through January 26, 2011, Parent and its advisors conducted legal, business and financial due diligence on the Company and its subsidiaries. The due diligence process included telephonic due diligence discussions between the Company’s and Parent’s respective management teams and outside financial, legal and tax advisors, on-site visits to certain facilities of the Company, and access to the Company’s electronic data room containing financial, operational, regulatory, intellectual property, human resources, legal and other information concerning the Company and its subsidiaries.

On January 10, 2011, the Company and Greenberg Traurig received from Weil Parent’s initial draft of the Merger Agreement to be entered into between the Company, Parent and Parent’s acquisition subsidiary, and the form of Tender and Support Agreement sought to be entered into between Parent and the three significant Stockholders.

On January 13, 2011, the Committee held a meeting attended by Mr. Medina, other Company senior executives and representatives of Greenberg Traurig. At this meeting, Greenberg Traurig outlined for the Committee the material terms and conditions of the draft transaction documents and the mechanics and structure of the transaction, and identified various threshold issues presented by the draft documents distributed by Weil on January 10. The Committee then discussed with Greenberg Traurig the Committee’s and the Board’s fiduciary duties, in general, and the fiduciary duties of the Board and management in a sale of a control transaction, as well as alternative methods to properly discharge these duties and to allow maximum contractual flexibility along these lines in the draft Merger Agreement. The Committee next discussed the nature of the transaction and the likelihood that the deal announcement would generate considerable publicity in the industry and likely gain the attention of strategic competitors of Parent and perhaps other potential strategic purchasers interested in the Company’s platform and suite of managed and cloud computing services. Greenberg Traurig then described various fiduciary protections to expose the deal to the market for purposes of facilitating a meaningful post-sign market check, including a “go-shop” provision.

The Committee also discussed the draft Tender and Support Agreement proposed by Parent and the implications of allowing Parent, just prior to the signing and announcement of any definitive Merger Agreement, to contact the three significant Stockholders to gauge their potential support of an unannounced proposed transaction. The Committee was of the view that in any case, such agreements should be co-terminous with any termination (including any fiduciary termination) of the Merger Agreement and that such agreements should not, as proposed by Parent, contain any Stockholder “topping fee” features. The Committee next discussed the implications of the overall transaction on the terms of the indentures governing the Secured Notes. The Committee authorized Greenberg Traurig to submit to Parent and Weil a revised draft consistent with the foregoing directions and discussions.

On January 17, 2011, Greenberg Traurig delivered to Parent and Weil a revised draft of the Merger Agreement. As directed by the Committee, material revisions reflected in this revised draft included, among other things: (i) insertion of a 40-day “go-shop” period commencing upon the signing and first public announcement of the Merger Agreement during which the Company would be permitted to actively solicit potential purchasers (with “excluded party” provisions allowing for continued discussions with certain identified parties after the expiration of this period to the extent the Board determined such party had previously submitted a proposal that is reasonably likely to lead to a superior offer); (ii) provisions enabling the Board to change its deal recommendation both in the case of a superior offer and in circumstances not involving a superior offer; (iii) limitations on the period of time Parent would have to match (or top) superior offers; (iv) modifications to the definitions of “superior proposal” and “takeover proposal” contained in the Merger Agreement; (v) a standstill covenant whereby Parent would be prohibited from purchasing Shares (or undertaking other market activities) prior to the Offer Closing; (vi) a provision expressly permitting the Company to furnish information to third party suitors under a confidentiality agreement not containing a standstill agreement, and further permitting the Company to waive or release third parties from the provisions of any preexisting standstill agreements, in certain circumstances, to enable such third parties to submit consensual acquisition proposals to the Board; (vii) changes to the circumstances under which the offer could be required to be, and permissibly could be, extended by Parent to satisfy its conditions to accept for payment and pay for tendered Shares; (viii) modifications to the circumstances under which the Company and Parent would be required to pursue the acquisition of the Company as a single-step, statutory merger transaction and Parent, correspondingly, could elect to abandon the offer without terminating the Merger Agreement; (ix) modifications to the mechanics of the top-up option and the circumstances in which the top-up option could be exercised by Parent; (x) expanded rights of the “continuing directors” to administer the Merger Agreement and make other decisions on behalf of Stockholders between the Offer Closing and the Effective Time; (xi) various qualifications and modifications to the Company’s representations and warranties in the Merger Agreement to impose higher thresholds of materiality and other exceptions thereto; (xii) modifications to the definition of “material adverse change” to except therefrom certain macro- and micro- economic events and conditions and certain market driven events; (xiii) expanded representations provided by Parent in the Merger Agreement; (xiv) certain changes to the remedial provisions of the Merger Agreement; (xv) certain changes to the provisions in the Merger Agreement with respect to the treatment after the Effective Time of outstanding options and warrants to purchase Shares; (xvi) changes to the parties’ obligations with respect to conduct of a special meeting of the Stockholders to vote on the adoption of the Merger Agreement; (xvii) modifications to the negative covenants imposed on the Company with respect to the Company’s operations and business between the signing of the Merger Agreement and the earlier of the Offer Closing or the Effective Time; (xviii) elimination and modification of various conditions to Parent’s obligation to consummate the offer and the merger; (xix) insertion of a two-tiered break-up fee (to operate in conjunction with the go-shop provision) of 1.25% and 2.50% (in each case calculated as a percentage of the total equity value of the deal, less expenses); (xx) various modifications to the rights of the Company and of Parent to terminate the Merger Agreement; and (xxi) modifications of the Merger Agreement termination events that would trigger the payment to Parent of a break-up fee and changes with respect to the timing of the payment of such fee.

On January 18, 2011, Mr. Diercksen informed Mr. Medina that the go-shop provision should be removed. Weil also communicated to Greenberg Traurig and Goldman Sachs also communicated to Credit Suisse that the go shop provision was not acceptable. Mr. Medina then discussed this matter with Messrs. Wright and Fernandez and with Greenberg Traurig, and various alternative Merger Agreement fiduciary protections and “deal exposure” provisions were considered and discussed.

On January 20, 2011, Greenberg Traurig delivered to Weil certain comments to the draft Tender and Support Agreement. These comments included further clarification of the co-termination of the Tender and Support Agreement in the case of any termination of the Merger Agreement in accordance with its terms, the elimination of the “topping fee” provisions (whereby the Stockholders party to the Tender and Support Agreements would be required to pay to Parent a certain percentage of the consideration such Stockholders would receive in the event the Merger Agreement were terminated and a superior offer contemplated by a definitive agreement entered into with a third party suitor was consummated at any time following such termination), the elimination of the requirement that the Stockholders party to the Tender and Support Agreements deliver to Parent an unconditional and irrevocable proxy to vote their Shares in various circumstances, and modifications to the voting covenants and representations and warranties contained in the Tender and Support Agreement.

Between January 18, 2011 and January 21, 2011, representatives of Weil and Greenberg Traurig convened by telephone conference call various negotiating and drafting sessions with respect to the terms and conditions of the Merger Agreement and other matters regarding the execution and timing of the transactions contemplated thereby.

The Committee held a meeting on January 20, 2011, at which Mr. Medina, other senior executives of the Company and representatives of Greenberg Traurig were present. At such meeting, Greenberg Traurig reported to the Committee that, as directed by the Committee, the Company had included in the January 17 draft of the Merger Agreement a 40-day “go-shop” provision but that Parent informed Mr. Medina that the inclusion and any further discussion of such provision was not acceptable to Parent. Greenberg Traurig next discussed with the Committee the interrelationship of the Board’s fiduciary duties and process leading to the signing and announcement of any definitive Merger Agreement with the fiduciary provisions, deal protections and other terms and conditions of the Merger Agreement. After consultation with Greenberg Traurig, the Committee recommended that, if the Merger Agreement did not include a go-shop provision of the type included in the January 17 draft, the Merger Agreement would need to provide a reasonable and meaningful ability for potential third party suitors to submit, on an unsolicited basis, takeover proposals constituting, or which reasonably could lead to, a superior offer, and that the Merger Agreement could not unreasonably restrict the Board’s ability to furnish information and enter into discussions and negotiations with any such third party suitors so that the Company could become fully informed as to the nature, terms and likelihood of consummation of any such and superior offer. It was next discussed that in all cases the Board must have the right to terminate the Merger Agreement to enter into a definitive agreement for a superior deal, subject to a reasonable break-up fee and reasonable matching (or topping) rights exercisable by Parent. Further discussion ensued regarding the mechanics of the termination and break-up fee provisions of the Merger Agreement, as well as the conditions to the offer and the merger and the mechanics and structure of the offer, the Board’s ability to change its recommendation of the deal in circumstances not involving a superior offer, the remedial provisions of the Merger Agreement, and the representations, warranties and covenants of the parties contained therein. The Committee next further discussed certain hypothetical scenarios whereby a third-party suitor might submit an unsolicited takeover proposal and how the provisions of the Merger Agreement would work in that circumstance, the publicity that the deal would receive upon any public announcement thereof and the period of time a bona fide third-party suitor might need to submit a topping bid and enter into a confidentiality agreement with the Company and conduct and complete due diligence. At the conclusion of the meeting, the Committee authorized Greenberg Traurig to continue to advance the negotiations forward consistent with the Committee’s foregoing directions prior to Weil distributing any response to the January 17 draft of the Merger Agreement, and authorized Mr. Medina to communicate to Mr. Diercksen the Committee’s positions on these matters.

On January 20, 2011, representatives of Weil and Greenberg Traurig met by telephone conference call to continue negotiating the Merger Agreement, including, among other things, all of the deal protection, fiduciary provisions, offer conditions, merger conditions, termination, break-up fee, remedial, offer (and top-up option) mechanic, representation, warranty and covenant provisions thereof. During the negotiation, Greenberg Traurig noted that, to the extent the proposed 40-day go-shop period was deleted from the Merger Agreement, a broad number of changes along the lines discussed between Greenberg Traurig and the Committee would need to be included that would impact multiple interrelated provisions of the Merger Agreement. Greenberg Traurig then specifically identified all of such provisions to Weil, many of which were subsequently discussed in further detail.

Early on January 21, 2011, representatives of both parties met by telephone conference call to continue negotiation of the Merger Agreement and discussed many of the significant changes and provisions appearing in the January 17 draft distributed by Greenberg Traurig to Weil and Parent, as well as language-specific modifications to the draft Merger Agreement.

Immediately following the conference call between Greenberg Traurig and Weil, the Board held a meeting at which members of the Company’s management and Greenberg Traurig reported on the progress of the deal negotiations. The Board discussed with Greenberg Traurig all of the material outstanding issues with respect to, among other things, the deal protection, fiduciary, offer and top-up option mechanics, offer conditions, merger conditions, termination, break-up fee, remedial, material adverse change, representation, warranty and covenant provisions thereof. Discussions then ensued regarding the ability of third party suitors to submit a topping bid in the absence of a go-shop provision and how the provisions of the Merger Agreement would operate in the event of such topping bid. Further discussion then ensued regarding the need for a two-tiered break-up fee to better facilitate unsolicited third party topping bids and that this should be presented to Parent as an absolute requirement of the deal, together with certain other changes to the break-up fee amount (and the total equity deal value method by which it would be calculated), the break-up fee trigger events and the provisions regarding the timing of the payment of the break-up fee reflected in the January 17 draft of the Merger Agreement distributed by Greenberg Traurig to Parent and Weil. The Board considered that, given its size and scope, any transaction with Parent would receive significant visibility in the marketplace and likely be covered by all major news outlets and industry publications and, accordingly, be “on the radar” of any potential third party suitor with sufficient size and resources to formulate an unsolicited takeover proposal.

At this same meeting, Credit Suisse provided to the Board a presentation which provided an overview of the industry landscape and compared the $19.00 per Share proposed by Parent to, among other things, other recently announced mergers and acquisitions deals in the Company’s industry. Credit Suisse, at the Company’s request, also analyzed the Company’s debt financing capacity and such analysis was also presented to the Board at this same meeting.

During the evening of January 21, 2011, Weil delivered Parent’s revised draft of the Merger Agreement to Greenberg Traurig. This revised draft included many of the provisions and revisions raised by the Company, through Greenberg Traurig, during the earlier calls with Weil, and many of which also were contained in Greenberg Traurig’s draft of January 17.

Between January 21, 2011 and January 23, 2011, negotiations of the Merger Agreement continued in an effort to arrive at a definitive agreement mutually acceptable to the parties, and Greenberg Traurig and Weil met several times by telephone conference call to advance the transaction.

On January 23, 2011, Greenberg Traurig distributed a revised draft of the Merger Agreement to Parent and Weil. The revised draft contained further modifications to, among other things, the window shop, termination, break-up fee amount and trigger events, material adverse change definition, change in recommendation, offer conditions, merger conditions, offer and top-up option mechanics, and representation, warranty and covenant provisions of the January 21 draft distributed by Weil to the Company and Greenberg Traurig.

On January 22 and 23, Parent delivered a draft of the Tender and Support Agreements to each of Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., Sun Equity Assets Limited and VMware Bermuda Limited.

On January 24, 2011, Greenberg Traurig delivered to Weil the Company’s initial draft of the disclosure schedules to the Merger Agreement.

During the week of January 24, representatives of Greenberg Traurig and members of the Company’s management, on the one hand, and representatives of Weil and members of Parent management, on the other hand, met several times by telephone conference call to finalize the terms of the Merger Agreement and to complete negotiations of the Company’s disclosure schedules relating to the Company’s representations and warranties contained in the Merger Agreement.

In addition, on January 25, 2011 and January 26, 2011 representatives of Parent and representatives of Weil negotiated the Tender and Support Agreements with each of those Stockholders and their authorized representatives.

The Committee met on each of January 24, 2011 and January 25, 2011 to discuss with management and Greenberg Traurig the status of the negotiations. The Committee discussed the remaining material issues which essentially consisted of the two-tiered break-up fee and certain provisions regarding the timing of payment and the events triggering the payment of such break-up fee and certain expense reimbursement provisions.

During the afternoon of January 26, 2011, Mr. Diercksen called Mr. Medina to tell him that Parent had agreed to the two-tiered break-up fee structure requested by the Company (at approximately 2.75% and 3.50% levels calculated by reference to fully diluted equity deal value).

On January 26, 2011, a special meeting of the Board was held. Prior to this meeting, the Board was provided with: (i) a presentation reviewing the fiduciary duties of the Board; (ii) an executive-level summary of the material terms of the Merger Agreement; (iii) a detailed outline of the Merger Agreement and Tender and Support Agreements; (iv) a chart detailing the entire progression to date of all negotiations of the terms and conditions of the Merger Agreement (including the positions taken and the outcome thereof); (v) the most recent draft of the proposed definitive Merger Agreement and Tender and Support Agreements; (vi) draft Board Resolutions in respect of the transaction; and (vii) a presentation prepared by Credit Suisse setting forth valuation analyses and certain background information being used by Credit Suisse in formulating its opinion as to financial fairness, which opinion was rendered on January 27, 2011. See “Opinion of the Company’s Financial Advisor,” below.

At this meeting, management and Greenberg Traurig provided a recap of the last two years of Company growth and transaction events, including the various unsolicited indications of interest received by the Company prior to the receipt of Parent’s proposal to acquire the Company in October 2010 and its $19.00 per Share firm offer in December 2010. Management also discussed with the Board the nature of the Company’s business plan, including the Company’s ability to identify and obtain external sources of funding to execute its plan in view of the ever-increasing capital demands of the Company’s rapid expansion. Management also provided a recap of the Company’s history and commercial relationships with Parent. Discussion ensued regarding, among other things, the Company’s financial prospects, conditions in the industry, and the historical trading prices of the Shares. Following these presentations and further discussion, management informed the Board that, in its belief, after an extensive review of its business plan and the limited strategic and financial alternatives available to the Company to accelerate the funding and realization of the Company’s strategic emphasis and the risks inherent in executing same, the $19.00 per Share price being offered by Parent represented full and fair value and that, in their totality, the potential benefits to Stockholders of entering into the Merger Agreement upon the terms and conditions set forth therein, outweighed the contemplated risks, and that agreeing to such terms was in furtherance of seeking to obtain for Stockholders the best possible deal price and deal terms available under all of the circumstances.

The Committee then reported to the Board a timeline of the negotiations and the directions it and management had previously given to Credit Suisse and to Greenberg Traurig regarding the negotiation of the transaction. Greenberg Traurig provided the Board with a comprehensive overview of the Board’s fiduciary duties with respect to the transaction explaining to the Board the duties of directors and management with respect to the sale of control of a Delaware corporation and the various methods to discharge such duties. Greenberg Traurig then described in detail all of the material terms of the current draft of the Merger Agreement and the Tender and Support Agreements.

Credit Suisse reviewed the Company’s implied multiples and implied premiums, each based on Parent’s proposal of $19.00 per Share, and the Company’s stock price performance since January 1, 2008. Credit Suisse also presented an analysis of comparable transactions. The Board noted that the EBITDA multiple implied by Parent’s $19.00 per Share offer price substantially exceeded the multiples of NTM EBITDA received in all of the selected mergers and acquisition transactions reviewed by Credit Suisse in the Company’s industry. Credit Suisse also addressed the Company’s recent and projected financial performance before presenting to the Board a detailed valuation analysis. See “Opinion of the Company’s Financial Advisor,” below.

The Board authorized the Company’s management and Greenberg Traurig to finalize all negotiations of the Merger Agreement and to reach a definitive Merger Agreement with Parent on the terms and conditions discussed at the meeting, which was accomplished through telephonic negotiations between counsel through the remainder of January 26 and during the 27th.

On January 27, 2011, a meeting of the Board was held to update the Board on the events of the preceding 24 hours and the results of the final negotiations of the Merger Agreement. Greenberg Traurig circulated an executive summary noting the resolution of the remaining outstanding issues and confirmed that certain technical and conforming changes had been agreed to with respect to the trigger events requiring the payment of and the timing of the payment of the break-up fee and the reimbursement in certain circumstances of Parent’s out-of-pocket expenses not to exceed $7,500,000 (to be credited against any termination fees payable). Greenberg Traurig next reviewed with the Board the process undertaken by the Company since the decision was made by the Board to begin the due diligence and negotiating process with Parent and the progression of such negotiations that culminated in the final terms of the Merger Agreement (including the Company’s fiduciary protection provisions and the deal protection provisions therein) and noted that such provisions were consistent with the Committee’s and the Board’s instructions and directions to ensure that such terms provided the Company with the contractual ability to facilitate a meaningful, post-sign market check.

Credit Suisse then delivered to the Board its oral fairness opinion, subsequently confirmed in writing, addressed to the Board that, as of such date, subject to certain assumptions and based upon various qualifications set forth in its written opinion, the Offer Price and the Merger Consideration to be paid to Stockholders was fair to such holders from a financial point of view. The full text of the written opinion of Credit Suisse, dated January 27, 2011, is attached as Annex A to this Recommendation Statement and is incorporated by reference herein. See “Opinion of the Company’s Financial Advisor,” below. After further discussion among the directors regarding the advisability of entering into the Merger Agreement, by unanimous vote, the Board:

(i) determined that (A) the Merger Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement are advisable and (B) the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, taken together, are fair to and in the best interests of the Company and Stockholders;

(ii) approved the Merger Agreement and the “agreement of merger” contained therein in accordance with the DGCL;

(iii) directed that the “agreement of merger” contained in the Merger Agreement be submitted to Stockholders for their consideration and adoption, unless the Merger contemplated thereby is consummated in accordance with Section 253 of the DGCL;

(iv) authorized the grant of the Top-Up Option and the issuance of the Top-Up Option Shares upon the exercise thereof to the extent contemplated by the Merger Agreement;

(v) elected, to the extent permitted by applicable law, to make inapplicable to the execution, delivery, performance and consummation of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, the Merger and the transactions contemplated by the Tender and Support Agreements, the provisions of Section 203; and

(vi) recommended that Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required under applicable Delaware law to consummate the Merger, adopt and approve the Merger Agreement and the Merger.

On January 26, 2011, representatives of Weil and members of Parent’s management advised Greenberg Traurig and the Company that Parent’s board of directors held a meeting earlier that day during which each member of Parent’s board of directors who attended the Meeting approved the Merger Agreement. On January 27, Greenberg Traurig advised Weil that the Board had unanimously approved the Merger Agreement and, solely for purposes of Section 203, approved the Tender and Support Agreements.

On January 27, 2011, after the close of trading of the Shares on NASDAQ, the Company and Parent finalized the disclosure schedules to the Merger Agreement, executed the Merger Agreement, and issued a press release announcing the transaction. In addition, concurrently with the execution of the Merger Agreement, each of Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., Sun Equity Assets Limited and VMware Bermuda Limited entered into separate Tender and Support Agreements with Parent.

On February 10, 2011, Parent commenced the Offer.

Reasons for the Recommendation of the Board of Directors.

During its evaluation and consideration of the Merger Agreement and the transactions contemplated thereby, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the Company’s senior management, Greenberg Traurig and Credit Suisse. Prior to taking the Board Actions, the Board reviewed, took into account and considered the following factors:

•	Financial Condition and Prospects of the Company; Economic Conditions.

•	Prospects as an Independent Company. The Company’s financial outlook and prospects if it were to remain an independent company, including the risks associated with successfully executing the Company’s business plan and strategy, the impact of general economic conditions, market trends and competition on the Company’s operations and the general risks of market conditions that could reduce the trading price of the Shares, as well as the other risks and uncertainties discussed in the Company’s public filings with the SEC.

•	Need for External Capital. The Company’s highly capital intensive business requires a recurring need to supplement operating cash flows with external debt and equity financing, which, depending on prevailing capital markets conditions, may not necessarily be available to the Company on commercially acceptable terms, and that this need has intensified given the rapid increase in demand for the Company’s products and services, particularly with respect to cloud computing.

•	Impact of Current Capital Structure. The terms of the Company’s existing indebtedness restrict the Company from incurring additional indebtedness (including indebtedness ranking pari passu with the Company’s existing senior secured notes) and from issuing redeemable preferred stock, making certain investments, paying dividends and redeeming or repurchasing the Company’s equity securities and that, consequently, the Company likely would be required to seek to raise private or public equity capital, which could cause significant dilution to Stockholders.

•	Need to Grow Organically. The limited strategic alternatives available to the Company to accelerate realization of the Company’s strategic cloud computing emphasis and enhancement of Stockholder value requires that the Company grow organically, which also increases the need for external financing to supplement operating cash flows.

•	Uncertainty of Achieving Projected Results. Management’s internal financial projections, including those set forth in the forecasts described in “Item 8. Additional Information — Projected Financial Information,” including management’s discussion thereof and management’s statements regarding the reasonableness and reliability of its assumptions underlying such projections and management’s qualifications thereof and management’s statements with respect to the inherent uncertainty of, and risks in achieving, such projections and the fact that the actual financial results for the Company in future periods could differ materially from management’s forecasted results.

•	Best Available Price. Management’s belief that Offer Price is the best price that the Company could obtain under all prevailing and reasonably anticipated circumstances.

•	Transaction Financial Terms.

•	Relationship of Offer Price to Market Price of the Shares. The relationship of the Offer Price to the current and historical market prices of the Shares, including that the Offer Price represented a substantial premium of approximately 35% over the closing price per Share on the Nasdaq Global Market on January 27, 2011, which was the date on which the Company entered into the Merger Agreement.

•	Immediate Liquidity for Stockholders. The fact that the Offer Price would be paid in cash, thereby providing Stockholders with the opportunity for immediate liquidity in addition to a substantial premium over the current and historic market prices of the Shares.

•	Opinion of the Company’s Financial Advisor. The opinion of Credit Suisse, dated January 27, 2011, to the effect that, as of such date, and based upon and subject to the assumptions and qualifications set forth in the opinion, the Offer Price and the Merger Consideration to be paid to Stockholders was fair, from a financial point of view, to such Stockholders. (The full text of Credit Suisse’s written opinion to the Board, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Credit Suisse, is attached as Annex A to this Recommendation Statement and is incorporated by reference herein. Stockholders are encouraged to read the Credit Suisse opinion in its entirety.)

•	Identity of Parent; Certainty of Value. That Parent is a long-standing and well-known commercial partner of the Company with substantial resources and the financial ability to consummate the Offer and the Merger promptly, without any financing contingency and with a high degree of closing certainty.

•	Negotiations with Parent. The course of arms’-length discussions and negotiations between the Company and Parent which ensued over an approximately two-month period, including multiple drafts and negotiating sessions in respect of the Merger Agreement.

•	Ability of Third Parties to Submit Unsolicited Acquisition Proposals and Fiduciary Provisions of the Merger Agreement. The Merger Agreement contains provisions that the Board believed provided the Company, in their totality, the ability to conduct a meaningful post-sign market check without jeopardizing the $19.00 per Share that Parent was willing to pay to Stockholders in the Offer and the Merger, including, among other things, provisions which (i) permit the Company to respond to, furnish information (pursuant to a confidentiality agreement which need not contain standstill agreement) to, and enter into discussions and negotiations with, third-party suitors who submit, on an unsolicited basis, takeover proposals to acquire the Company which the Board, in good faith, after consultation with its legal and financial advisors, determines are reasonably likely to lead to a superior proposal; (ii) permit the Board to withdraw its recommendation of the Offer and the Merger, both in the case of a superior proposal and in circumstances not involving a superior proposal; (iii) (x) permit the Board to waive the provisions of any existing standstill agreement with third parties who seek to submit an unsolicited, consensual takeover proposal to the Board and (y) restrict Parent’s ability to purchase Shares and engage in certain other market activities prior to the Offer Closing; (iv) establish a two-tier break-up fee of (x) 2.75% of the fully diluted equity deal value (payable to Parent in the case of any fiduciary termination of the Merger Agreement in conjunction with the Company’s execution of a definitive acquisition agreement with a third-party suitor providing for a superior proposal occurring on or prior to the 30th day immediately following the initial public announcement of the Merger Agreement (i.e., on or prior to February 26, 2011)) and (y) 3.50% of the fully diluted equity deal value (payable to Parent in the case of any such fiduciary termination of the Merger Agreement occurring subsequent to such 30-day period and prior to the earlier of the Offer Closing and the Effective Time), crediting against the amount of any such break-up fee otherwise payable to Parent any reimbursement of Parent’s out-of-pocket expenses (not to exceed in any event $7,500,000) incurred by it in connection with the Offer and the Merger; (v) reasonably limit the events and circumstances under which a break-up fee or expense reimbursement could be payable to Parent and the timing of the payment thereof; (vi) require a minimum ten (10)-business-day delay of the commencement of the Offer (after the initial public announcement of the Merger Agreement) to afford additional time to potential third-party suitors to submit unsolicited takeover proposals to the Company which could lead to a superior proposal; and (vii) limit the period of time in which Parent is permitted to exercise its “matching” (or “topping”) rights in respect of a superior proposal received by the Company on an unsolicited basis from a third-party suitor.

•	Likelihood of Consummation. The likelihood that the Merger will be consummated and, in particular:

•	Extension of Offer Period. If at any scheduled expiration of the Offer, any Offer Condition is not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, then Purchaser must extend the Offer on one or more occasions for consecutive periods of at least five (5), but no more than ten (10), business days, each as determined by Parent (or for such longer period(s) as Parent and the Company may otherwise agree) to permit such Offer Conditions to be satisfied.

•	Top-Up Option and Subsequent Offering Period. That the Merger Agreement provides that after the Offer Closing, Parent can elect to conduct a subsequent offering period to purchase additional Shares, on a daily as-tendered basis in accordance with Rule 14d-11 under the Exchange Act, and exercise (in whole but not in part) the Top-Up Option to purchase a sufficient number of outstanding Shares to be able to consummate a “short-form,” second-step merger (i.e., without the requirement to conduct a special meeting of Stockholders to vote on the adoption of the Merger Agreement). See “Item 2. Identity and Background of Filing Person — Top-Up Option and Subsequent Offering Period” above.

•	Tender and Support Agreements. That Parent required as a condition to and as an inducement for entering the Merger Agreement that the Tendering Stockholders, together holding approximately 27.6% of the outstanding Shares, would be required to enter into separate Tender and Support Agreements, pursuant to which the Tendering Stockholders would agree, solely in their capacities as Stockholders, to tender their respective Shares in the Offer, vote in favor of the Merger and, subject to certain exceptions, refrain from disposing of their respective Shares.

•	Minimum Condition. Consummation of the Offer is conditioned on a majority of the Shares on a fully-diluted basis being validly tendered in the Offer and not withdrawn, and that such condition is not waivable.

•	Other Conditions to the Offer and the Merger. That there are no conditions to the Offer and the Merger that make consummation of either transaction highly or unusually conditional, including that Parent and Purchaser would be required to consummate the Offer irrespective of any pending or threatened third-party litigation (unless a court of competent jurisdiction had actually enjoined consummation of the Offer or the Merger), and that neither consummation of the Offer nor the Merger is conditioned on Parent obtaining external financing for the transaction or obtaining any non-governmental third party approvals or consents.

•	Promptness of Closing Post-Offer Closing. That once the Offer Closing occurs, there are few conditions to the consummation of the Merger and that the Independent Directors will administer the Merger Agreement on behalf of the non-affiliate Stockholders.

•	Timing of Completion. That the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a two-step acquisition (consisting of an all-cash tender offer for all outstanding Shares followed by a second-step long or short-form merger), would allow Stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which Stockholders (other than the Company, Parent and Purchaser) who do not validly exercise appraisal rights, would receive the same consideration as received by those Stockholders whose Shares are purchased in the Offer.

•	Terms of the Merger Agreement. That the individual and collective provisions of the Merger Agreement, including the respective representations, warranties, covenants and termination rights of the parties, and the deal protections, fiduciary provisions, remedial provisions and the conditions to the Offer and the Merger as described above and elsewhere in this Recommendation Statement, were negotiated at arms-length through multiple drafts and negotiating sessions and that the Company sought to obtain the best overall deal terms and conditions reasonably attainable under the circumstances.

•	Availability of Appraisal Rights. That Stockholders who do not tender their Shares in the Offer, who do not vote for the adoption of the Merger Agreement and otherwise comply with all the required procedures under Section 262 will be entitled to demand statutory appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board also considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to entering into the Merger Agreement and the transactions contemplated thereby, including:

•	Impact on Stockholders. That, subsequent to the completion of the Merger, the Company would no longer exist as an independent public company and that the all-cash nature of the transaction would permanently foreclose Stockholders from participating in any future earnings or growth of the Company and from benefiting from any appreciation in value of the combined company following the Effective Time.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers and employees, and on the Company’s ability to attract and retain key management, research and sales personnel.

•	Operating Covenants. The potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed to conduct its business in the ordinary course, consistent with past practice, and not to take various actions without the prior written consent of Parent.

•	Effect of Disruption or Failure to Complete Transaction. The amount of time it could take to complete the Offer and the Merger, including the risk that a third-party suitor could seek to disrupt the transaction without a bona fide intention of proposing a superior transaction or that a dispute might arise regarding the terms of the Merger Agreement, and the possibility that the transactions contemplated by the Merger Agreement, including the Offer and Merger, might not be consummated, and that if the Offer and Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distraction from their work during the pendency of the transactions, the Company will have incurred significant transaction costs that cannot be amortized or capitalized and that the Company will have disclosed confidential and proprietary information to a potential competitor, and that the negative perception of a failed transaction could have an adverse effect on the Company’s continuing business and could potentially result in a loss of business partners and employees and a reduced market price for the Shares.

•	Change in Prospects Pending Closing. The risk that the Company’s prospects could change materially and in a manner unforeseen at the time the Merger Agreement was entered into, including in ways beneficial to the Company, and that the Offer Price and the Merger Consideration are fixed at $19.00 per Share, regardless of such changes, and the Merger Agreement does not permit the Company to terminate the Merger Agreement by reason of circumstances not involving a superior proposal, although, subject to the exercise of its fiduciary duties, the Board may effect a change in recommendation in such circumstances.

•	Taxation. That, because the consideration payable to Stockholders in the Offer and the Merger is all cash, any gain from the sale of Shares in either the Offer or the Merger would be taxable to Stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and Merger, as described in Item 3 above.

The Board believed that, in their totality, the potential benefits to Stockholders of entering into the Merger Agreement upon the terms and conditions set forth therein, outweighed the contemplated risks, and that agreeing to such terms was in furtherance of seeking to obtain for Stockholders the best possible deal price and deal terms available under the circumstances.

The foregoing discussion of information and material factors considered by the Board is not intended to be exhaustive, but it does describe all material factors considered. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, each individual member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. Except as specifically described above, the Board did not reach any collective view that any individual factor described above either supported or did not support the overall recommendation of the Board.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules and regulations, including Section 16(b) of the Exchange Act, all of the Company’s Named Executive Officers and directors currently intend, strictly in their capacities as Stockholders, to tender or cause to be tendered all Shares over which such persons or entities have sole dispositive power pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement, other than such Shares, if any, that such persons or entities may have an unexercised right to purchase by exercising Options. Pursuant to the Tender and Support Agreements, the Tendering Stockholders, who together beneficially owned approximately 27.6% of the issued and outstanding Shares as of January 26, 2011, have agreed to tender their Shares in the Offer and, if necessary, vote such Shares in favor of the adoption of the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Named Executive Officers, Directors and Affiliates of the Company — Tender and Support Agreements.”

Opinion of the Company’s Financial Advisor.

Credit Suisse is acting as financial advisor to the Company in connection with the Offer and the Merger (collectively, the “Transaction”). As part of that engagement, the Board of Directors requested that Credit Suisse evaluate the fairness, from a financial point of view, to the Stockholders, of the price per share to be received by the Stockholders in the Transaction. On January 27, 2011, Credit Suisse rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of January 27, 2011, the $19.00 per share (the “Per Share Consideration”) to be received by the Stockholders pursuant to the Transaction was fair, from a financial point of view, to such Stockholders.

Credit Suisse’s opinion was directed to the Board of Directors and only addresses the fairness from a financial point of view of the Per Share Consideration to be received by the Stockholders pursuant to the Transaction and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, including, without limitation, the Tender and Support Agreements. The summary of Credit Suisse’s opinion in this Recommendation Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this Recommendation Statement and filed as Exhibit (a)(7) and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on review undertaken and other matters considered by Credit Suisse in preparing its opinion. Stockholders are encouraged to read the opinion carefully in its entirety. However, neither Credit Suisse’s written opinion nor the summary of its opinion and related analyses set forth in this Recommendation Statement are intended to be, and they do not constitute, advice or a recommendation to any Stockholder as to whether such Stockholder should tender any Shares into the Offer or how such Stockholder should otherwise act on any matter relating to the Transaction.

In arriving at its opinion, Credit Suisse:

•	reviewed the Merger Agreement, certain related agreements, as well as certain publicly available business and financial information relating to the Company;

•	reviewed certain other information relating to the Company, including certain financial forecasts that were provided to or discussed with Credit Suisse by the Company (including those beginning on page 24);

•	met with the Company’s management to discuss the business and prospects of the Company;

•	considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria, which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, management of the Company advised Credit Suisse, and Credit Suisse has assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company and the contemplated benefits of the Transaction, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Credit Suisse been furnished with any such evaluation or appraisal.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the Stockholders of the Per Share Consideration to be received in the Transaction and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the Tender and Support Agreements or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Per Share Consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse’s opinion did not address the merits of the Transaction as compared to any alternative transaction or strategy that may be available to the Company, nor did it address the Company’s underlying decision to proceed with the Transaction at all or as compared to any alternative transaction or strategy. Credit Suisse’s opinion and analyses gave no effect to any premium or discount that may have been attributable to any shares of the Company by reason of control, governance rights, board representation or other similar rights or aspects. Credit Suisse was not requested to, and it did not, solicit any third-party indications of interest in acquiring all or any part of the Company.

Credit Suisse’s opinion was for the information of the Board of Directors in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any Stockholder as to whether such Stockholder should tender any Shares into the Offer or how such Stockholder should otherwise act on any matter relating to the Transaction.

In preparing its opinion, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses set forth below is not a complete description of the analyses underlying Credit Suisse’s opinion and is qualified in its entirety by reference to the full text of Credit Suisse’s opinion, which is included as Annex A to this Recommendation Statement and filed as Exhibit (a)(7) hereto. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the Transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of business or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company or Credit Suisse. Accordingly, the estimates used in, and the results derived from Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Board of Directors in connection with its consideration of the Transaction and were among many factors considered by the Board of Directors in evaluating the Transaction. Neither Credit Suisse’s opinion nor its analyses were determinative of the Per Share Consideration or of the views of the Board of Directors with respect to the Transaction.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board of Directors on January 26, 2011. Because the Company’s fiscal year ends on March 31, each of the analyses summarized below were calendarized using the Company’s quarterly projections. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Selected Public Company Analysis.

Credit Suisse reviewed financial and stock market information of the Company and the following selected publicly traded companies in the hosting industry:

•	Equinix Inc.

•	Internap Network Services

•	Rackspace Hosting Inc.

•	SAVVIS Inc.

•	Telecity Group PLC

Although none of the selected public companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies that, for purposes of analysis, may be considered to have certain similar operations and/or to have targeted similar end markets as the Company.

Credit Suisse reviewed, among other things, various trading multiples for the Company and the other selected companies using closing stock prices as of January 25, 2011 and information it obtained from public filings, publicly available research analyst estimates and other publicly available information.

			Enterprise Value/				Enterprise Value/
	Stock Price		Adjusted EBITDA				Growth Adjusted EBITDA
Company	(1/25/11)	Enterprise Value	CY 2011E		CY 2012E		CY 2010		CY 2011E
		($ and £ in millions)

Equinix Inc.	$87.94	$5,758	8.5	x	7.4	x	0.53	x	0.80	x
Internap Network Services	$6.69	$325	7.3	x	7.2	x	1.04	x	2.37	x
Rackspace Hosting Inc.	$30.94	$4,377	13.4	x	10.8	x	0.68	x	0.61	x
SAVVIS Inc.	$26.43	$2,271	8.1	x	7.0	x	0.54	x	0.55	x
Telecity Group PLC	£4.54	£955	9.5	x	8.2	x	0.60	x	0.78	x

Based upon Credit Suisse’s review of the Company and the other selected public companies, Credit Suisse then applied a range of multiples of 10.0x to 13.0x to estimated calendar year 2011 (“CY 2011E”) adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”), to corresponding financial data for the Company, using financial estimates provided by the Company’s management. The adjustments to EBITDA performed by Credit Suisse in its analysis consist of, among other items, non-recurring charges and share-based payments of the Company. The selected multiple range was chosen based on Credit Suisse’s experience and judgment after reviewing the selected companies and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or companies. This analysis indicated the following implied per share equity reference range for the Company, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:

Implied per Share Equity
Reference Range for the Company	Per Share Consideration

$11.00 — $16.35	$19.00

Selected Transaction Analysis.

Credit Suisse reviewed certain transaction values and implied multiples in the following selected publicly announced change of control transactions, which involve companies with businesses in the hosting industry:

				Enterprise Value/
				EBITDA
Announcement Date	Target	Acquiror	Aggregate Value	LTM	NTM
			($ in millions)

November 2010	Hosted Solutions Acquisition, LLC	Windstream Corp.	$310	10.0x	N/A
September 2010	Peak 10 Inc.	Welsh, Carson, Anderson & Stowe	$400	N/A	11.6x
June 2010	Fusepoint Inc.	SAVVIS Inc.	$125	10.4x	N/A
May 2010	CyrusOne	Cincinnati Bell Inc.	$525	12.5x	11.8x
October 2009	Switch & Data Facilities Company, Inc.	Equinix, Inc.	$869	11.4x	9.4x
August 2008	Q9 Networks Inc.	ABRY Partners	C$330	18.8x	14.4x
April 2008	Hosted Solutions	ABRY Partners	$140	N/A	N/A
June 2007	IXEurope PLC	Equinix, Inc.	$518	30.6x	15.0x
May 2007	Data Return LLC	Terremark Worldwide Inc.	$85	19.3x	11.3x

While none of the selected transactions is directly comparable with the Transaction, the selected transactions involve companies that, for purposes of analysis, may be considered to have certain similar operations and/or to have targeted similar end markets as the Company.

Credit Suisse reviewed, among other things, the enterprise value to the last twelve months (“LTM”) and next twelve months (“NTM”) EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions, to the extent publicly available and based on publicly available financial information with respect to those target companies. Credit Suisse then applied a range of NTM EBITDA multiples of 11.0x to 14.0x derived from the selected transactions to the Company’s estimated EBITDA for CY 2011E. This analysis indicated the following implied per share equity reference range for the Company, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:

Implied per Share Equity
Reference Range for the Company	Per Share Consideration

$12.65 — $18.00	$19.00

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that the Company was forecasted to generate for the calendar year ending December 31, for years 2011 through 2015, using the projected financial information that was provided by the Company’s management (including such information beginning on page 36). For purposes of its analysis, Credit Suisse defined “unlevered after-tax free cash flow,” or “UFCF,” as earnings before interest expense/income and income taxes, less income taxes, plus depreciation and amortization, less increases in net working capital, and less capital expenditure. Based on the foregoing, Credit Suisse used the following projections of UFCF for purposes of its discounted cash flow analysis:

Calendar Year Ended December 31	Projected UFCF ($ in millions)

2011E	$(6)
2012E	$62
2013E	$67
2014E	$115
2015E	$125

Credit Suisse calculated a range of estimated terminal values for the Company of $2.394 billion to $3.033 billion by applying a range of trailing LTM terminal EBITDA multiples of 7.5x to 9.5x to 2015E calendar year estimated EBITDA. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.00% to 11.00%. The range of terminal EBITDA multiples and the range of discount rates were selected by Credit Suisse based on Credit Suisse’s experience in the valuation of businesses and securities and Credit Suisse’s familiarity with the Company and its business.

These analyses indicated the following implied share price reference range as of January 1, 2011 for the Company, assuming no use of tax savings from net operating losses (“NOLs”) and no value being attributed to NOLs of the Company, as compared to the Per Share Consideration to be received by the Stockholders in the Transaction:

Implied per Share Equity
Reference Range for the Company	Per Share Consideration

$14.51 — $22.97	$19.00

Credit Suisse calculated a range of implied net present values of the Company’s NOLs assuming no limitations on the usage of NOLs going forward, except for $3.5 million per year for NOLs acquired by the Company in the acquisition of Data Return LLC in May 2007, to be between $1.10 and $1.20 per share. The NOLs were discounted to present value using discount rates ranging from 8.00% to 11.00%.

Other Factors.

In rendering its fairness opinion, Credit Suisse also reviewed and considered other factors, including:

•	Publicly available equity research analysts’ price targets for the Company; and

•	The high and low trading prices of the Shares during the 52-week period ended January 25, 2011.

Other Matters.

The Company engaged Credit Suisse as its exclusive financial advisor in connection with the Transaction. The Company selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with the Company and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the Company’s engagement letter with Credit Suisse, Credit Suisse will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction. Credit Suisse also became entitled to receive a fee upon the rendering of its opinion. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement with the Company.

Credit Suisse and its affiliates have in the past provided and are currently providing investment banking and other financial services to the Company and its affiliates, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, including having acted as (i) sole bookrunner in connection with the Company’s offering in November 2010 of $75 million of its 9.5% senior secured notes due November 2013; (ii) sole bookrunner in connection with the Company’s offering in April 2010 of $50 million of its 12.0% senior secured notes due June 2017; and (iii) joint bookrunner in connection with the Company’s offering in June 2009 of $420 million of its 12.0% senior secured notes due June 2017.

Credit Suisse and its affiliates have in the past provided investment banking and other financial services to Parent and its affiliates, including having acted as (i) a lender in connection with Parent’s $6.2 billion revolving credit facility in 2010, of which Credit Suisse and its affiliates committed to provide up to $300 million; (ii) joint bookrunner in connection with an affiliate of Parent’s offering in June 2010 of such affiliate’s $85 million 5.75% facility lease bonds due in January 2021 and of such affiliate’s $97 million 5.65% facility lease bonds due in January 2022; (iii) joint bookrunner in connection with Parent’s offering in March 2009 of its $1.75 billion 6.35% notes due in April 2019 and of its $1.00 billion 7.35% notes due in April 2039; (iv) joint bookrunner in connection with an affiliate of Parent’s offering in May 2009 of such affiliate’s $1.25 billion floating rate notes due in May 2011 and of such affiliate’s $2.75 billion 3.75% notes due in May 2011; and (v) joint bookrunner in connection with an affiliate of Parent’s offering in January 2009 of such affiliate’s $750 million 5.25% notes due in February 2012 and of such affiliate’s $3.5 billion 5.55% notes due in February 2014.

Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services to the Company, Parent and their respective affiliates for which Credits Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Board selected Credit Suisse as financial advisor in connection with the Merger based on Credit Suisse’s qualifications, expertise, reputation and experience in mergers and acquisitions. For services rendered in connection with the delivery to the Board of Directors of its opinion that, as of January 27, 2011 and subject to the assumptions and qualifications set forth therein, the Offer Price and the Merger Consideration was fair to Stockholders from a financial point of view, the Company paid Credit Suisse an investment banking fee upon delivery of its opinion of $2,000,000 (the “Opinion Fee”). Additionally, the Company will pay Credit Suisse a fee of $15,000,000 (the “Base Fee”) for advisory services in connection with the Merger, which is contingent upon consummation of the Merger; provided, however, that the Company would be obligated to pay Credit Suisse the Base Fee upon consummation of the Offer if more than 80% of the Shares outstanding are validly tendered, accepted for payment and paid for in the Offer. If the per Share consideration in the Merger, the Offer or any similar transaction involving the Company exceeds $19.00, then the Company will pay Credit Suisse an additional fee equal to 0.72% of the incremental portion of such increase in consideration in excess of $19.00, which fee is contingent upon the closing of such transaction (the “Additional Fee” and together with the Base Fee, the ‘‘Transaction Fee”). The Opinion Fee will be fully creditable against the Transaction Fee. The Company also agreed to reimburse Credit Suisse for its reasonable and customary expenses, including the reasonable fees and expenses of one firm of outside legal counsel, resulting from or arising out of the Company’s engagement of Credit Suisse in respect of the Offer and the Merger, and the Company will indemnify Credit Suisse, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

The information set forth in Item 4 of this Recommendation Statement under the heading “Opinion of the Company’s Financial Advisor — Other Matters” is incorporated by reference in this Item 5.

Additional information pertaining to the Company’s retention of Credit Suisse is set forth in Item 4 under the heading “Opinion of the Company’s Financial Advisor” and is incorporated by reference in this Item 5.

Parent has hired Computershare Trust Company, N.A. and Computershare Inc. as depositary and paying agent and Georgeson Inc. as information agent for the Offer.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors or officers of the Company, for which services no additional consideration will be paid.

Item 6.	Interest in Securities of the Subject Company.

Securities Transactions.

No transactions with respect to the Shares have been effected during the sixty (60)-day period immediately preceding the date of this Recommendation Statement by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except (i) the acquisition of 6,807 Shares by Antonio S. Fernandez, a director, upon conversion of two (2) shares of the Company’s Series I Convertible Preferred Stock, (ii) with respect to the Tender and Support Agreements, (iii) the Top-Up Option and (iv) transactions under the Company’s employee benefit plans as set forth below:

			Exercise Price per
		Number of	Share	Nature of
Name	Transaction Date	Shares	(if Applicable)	Transaction

Guillermo Amore	February 2, 2010	10,000	$17.50	Cashless Exercise

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as set forth in this Recommendation Statement as of its date: (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present divided rate or policy, or indebtedness or capitalization of the Company; and (b) there are no transactions, Board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in the preceding clause (a) of this Item 7.

Item 8.	Additional Information.

Short-Form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of Stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. Following the Offer Closing, the Company would be a majority-owned subsidiary of Parent; therefore, at any meeting of Stockholders to vote on the adoption of the Merger Agreement, Parent would beneficially own Shares with the requisite voting power to cause such adoption.

Top-Up Option.

The information set forth under the heading “Top-Up Option and Subsequent Offering Period” contained in Item 2 of this Recommendation Statement is incorporated by reference in this Item 8, and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Delaware Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to and has not opted out of Section 203. In general, Section 203 prevents an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time that person becomes an interested stockholder unless: (a) before that person becomes an interested stockholder, the board of directors of the corporation approves the transaction in which the interested stockholder becomes an interested stockholder or approves the business combination, (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (c) at or subsequent to the consummation of the transaction pursuant to which that person becomes an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder or its affiliates and associates. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement and, solely for purposes of Section 203, the Tender and Support Agreements, as described in Items 3 and 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreements.

Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time, who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Appraisal Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid for Shares in the Offer.

Parent, Purchaser and the Company have agreed that any impact on the value of the Shares as a result of any prospective exercise by Purchaser of the Top-Up Option will not be taken into account in any determination of the fair value of any Shares in respect of which any holders thereof properly demand appraisal in accordance with Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, the Shares of such Stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A Stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Merger Consideration.

The foregoing summary of the rights of Stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a Stockholder withdraws or loses the right to appraisal, such Stockholder will be entitled to receive only the Merger Consideration.

Regulatory Approvals.

Antitrust Laws of the United States.

The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and Federal Trade Commission (the ‘‘FTC”) and certain waiting period requirements have been satisfied.

In connection with the purchase of Shares, Parent is expected to file pursuant to the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC by February 25, 2011 (or at such other time as may be agreed upon by Parent and the Company). The Company is also expected to file a Notification and Report Form pursuant to the HSR Act on that date. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth (15th) day after Parent’s form is received by the DOJ and FTC, unless early termination of the waiting period is granted. Parent and the Company expect to request early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth (10th) day after substantial compliance by Parent with such request. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

Private parties, as well as state governments, may also bring legal action under the Antitrust Laws (as defined below) under certain circumstances. Based upon an examination of information provided by Parent relating to the businesses in which Parent and its subsidiaries are engaged, the Company believes that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, as to the result of such challenge. As used in this Recommendation Statement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Other U.S. Governmental Approvals.

Other than as described in this Recommendation Statement, none of the Company, Parent or Purchaser are aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, each of the Company, Parent and Purchaser expect such approval or other action would be sought or taken.

Litigation.

Five putative class action lawsuits have been filed in connection with the Offer and the Merger: (i) Schaefer v. Terremark Worldwide, Inc., et. al.  (Case No. 11-03279-CA-32), filed on January 31, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (ii) Stackewicz v. Terremark Worldwide, Inc., et al.  (Case No. 11-03106-CA-40), filed on January 28, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iii) Jiannaras v. Terremark Worldwide, Inc., et al.  (Case No. 11-03471-CA-40), filed on February 2, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iv) Hogan v. Terremark Worldwide, Inc., et al.  (Case No. 11-cv-20369), filed on February 2, 2011 in the United States District Court, Southern District of Florida, Miami Division; and (v) Minneapolis Firefighters’ Relief Assoc. v. Guillermo Amore, et al. (Case No. 6175-VCN), filed on February 7, 2011 in the Court of Chancery of the State of Delaware.

All of the complaints except for the Minneapolis Firefighters’ Relief Assoc. compliant name the Company, the members of the board of directors, Parent and Purchaser as defendants. The Minneapolis Firefighters’ Relief Assoc. suit names the members of the Company’s board of directors, Parent and Purchaser, but not the Company, as defendants. All five lawsuits are brought by purported Stockholders, both individually and on behalf of a putative class of Stockholders, alleging that the Board breached its fiduciary duties in connection with the Offer and the Merger by purportedly failing to maximize stockholder value, and that the Company (as applicable), Parent, and Purchaser aided and abetted the alleged breaches. All five lawsuits seek equitable relief, including, among other things, to enjoin consummation of the Offer and the Merger and an award of all costs, including reasonable attorneys’ fees. The Schaefer, Stackewicz, Jiannaras and Hogan complaints also seek rescission of the Merger Agreement, and the Hogan and Minneapolis Firefighters’ Relief Assoc. complaints additionally seek compensatory and/or recissory damages. The Company believes that these lawsuits are without merit and intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in its defense.

Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement and following the Offer Closing, of certain persons to be appointed to the Board of Directors, other than at a meeting of Stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 and the Company’s Quarterly Reports on Forms 10-Q for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010 filed by the Company with the SEC, which are incorporated herein by reference.

Projected Financial Information.

The Company does not, as a matter of course, make public forecasts or projections beyond the current fiscal year due to the inherent unpredictability of the underlying assumptions and estimates. However, in connection with the Board’s review process, the Company provided certain non-public projections (the “Projections”) to Parent and to Credit Suisse, which Projections were based on the Company’s estimate of its future financial performance as of the date they were provided.

Set forth below are the material portions of the Projections in order to provide Stockholders access to this previously non-public information that the Company prepared for purposes of considering and evaluating the Offer and the Merger. The inclusion of this information should not be regarded as an indication that the Company’s management, the Board of Directors, Credit Suisse or Parent considered, or now considers, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. Neither the Company nor any of its affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of the Company compared to the information contained in the Projections, and none of them intends to provide any update or revision thereof.

The following table details management’s operating projections for the calendar years ending December 31, 2011 through December 31, 2015:

	Year Ending December 31,
	2011P	2012P	2013P	2014P	2015P
	(Dollars in Millions)

Net Income (loss)	$(11)	$28	$72	$109	$141
EBITDA	$125	$175	$224	$266	$304

The projected financial information above was prepared by and is the responsibility of management and was not prepared with a view towards public disclosure or compliance with generally accepted accounting principles or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projected financial information. The Company’s independent registered public accounting firm, KPMG LLP, has neither examined, compiled nor performed any procedures with respect to the projected financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2010, which is incorporated herein by reference, does not extend to the projected financial information and should not be read to do so. The internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and business developments. The projections described above also reflect numerous assumptions made by the Company’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management’s control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. In addition, the projections do not consider the effect of the Offer and the Merger.

Readers of this Recommendation Statement are cautioned not to rely on the projections described above. These projections are forward-looking statements and are based on expectations and assumptions at the time they were prepared. The projections are not guarantees of future performance and involve risks and uncertainties that may cause future financial results and stockholder value of the Company to materially differ from those expressed in the projections. Accordingly, the Company cannot assure you that the projections described above will be realized or that the Company’s future financial results will not materially vary from the projections. The projections described above do not take into account the Offer and the Merger or any of the transactions contemplated by the Merger Agreement.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference into, this Recommendation Statement, other than purely historical information, including estimates, forecasts, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement.

The forward-looking statements contained in this Recommendation Statement are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations based on a number of factors affecting the Company’s business. Detailed discussions of the risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this Recommendation Statement are included from time to time in the Company’s SEC reports and filings, including the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 as updated by the Company’s subsequently filed Quarterly Reports on Forms 10-Q and Current Reports on Forms 8-K. The reader is cautioned not to rely on these forward-looking statements as predictions of future events. The Company expressly disclaims any intent or obligation to update or revise these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Offer to Purchase, dated February 10, 2011 (filed as Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed with the SEC on February 10, 2011 (the “Schedule TO”) and incorporated by reference herein).
(a)(2)	Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated by reference herein).
(a)(3)	Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated by reference herein).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated by reference herein).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated by reference herein).
(a)(6)	Joint Press Release issued by the Company, Parent and Purchaser on January 27, 2011 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2011 and incorporated by reference herein).
(a)(7)	Opinion of Credit Suisse Securities (USA) LLC, dated January 27, 2011 (Included as Annex A to this Schedule 14D-9).
(a)(8)	Form of Summary Advertisement as published on February 10, 2011 in The Wall Street Journal (filed as Exhibit (a)(5)(D) to the Schedule TO and incorporated by reference herein).
(e)(1)	Agreement and Plan of Merger, dated January 27, 2011, among the Company, Parent and Purchaser (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2011 and incorporated by reference herein).
(e)(2)	Form of Indemnification Agreement for directors and officers of the Company (filed as Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on June 16, 2008 and incorporated by reference herein).
(e)(3)	Employment Agreement with Manuel D. Medina, dated February 7, 2008 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 16, 2008 and incorporated by reference herein).
(e)(4)	Employment Agreement with Jose A. Segrera, dated June 13, 2008 (filed as Exhibit 10.42 to the Company’s Annual Report on Form 10-K filed with the SEC on June 16, 2008 and incorporated by reference herein).

Exhibit
No.	Description

(e)(5)	Employment Agreement with Jamie Dos Santos, dated July 18, 2008 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 21, 2008 and incorporated by reference herein).
(e)(6)	Amended and Restated Employment Agreement with Nelson Fonseca, dated June 10, 2010 (filed as Exhibit 10.53 to the Company’s Annual Report on Form 10-K filed with the SEC on June 14, 2010 and incorporated by reference herein).
(e)(7)	Employment Agreement with Marvin Wheeler, dated June 13, 2008 (filed as Exhibit 10.43 to the Company’s Annual Report on Form 10-K filed with the SEC on June 16, 2008 and incorporated by reference herein).
(e)(8)	Employment Agreement with Adam T. Smith, dated June 13, 2008 (filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K filed with the SEC on June 16, 2008 and incorporated by reference herein).
(e)(9)	Form of Tender and Support Agreement (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 27, 2011 and incorporated by reference herein).
(e)(10)	Confidentiality Agreement, dated December 15, 2010, between the Company and Parent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERREMARK WORLDWIDE, INC.

By:	/s/ Adam T. Smith
Adam T. Smith
Chief Legal Officer

Dated: February 10, 2011

Annex A

January 27, 2011

Board of Directors
Terremark Worldwide, Inc.
One Biscayne Tower
2 S. Biscayne Blvd., Suite 2900
Miami, Florida 33131

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (“Company Common Stock”), of Terremark Worldwide, Inc. (the “Company”) of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger dated as of January 27, 2011 (the “Merger Agreement”), by and among the Company, Verizon Communications Inc. (the “Parent”) and Verizon Holdings Inc., a wholly owned subsidiary of the Parent (the “Purchaser”). The Merger Agreement provides, among other things, (i) that the Purchaser will commence a tender offer (the “Offer”) to purchase all of the shares (the “Shares”) of Company Common Stock that are issued and outstanding for $19.00 per share, net to the seller in cash (the “Consideration”) and (ii) for the merger (the “Merger”) of the Purchaser with and into the Company pursuant to which the Company will be the surviving corporation and each outstanding Share will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement, certain related agreements, and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including certain financial forecasts, provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer or the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and the contemplated benefits of the Offer and the Merger and that the Offer and the Merger will each be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Shares of the Consideration to be received in the Offer or the Merger and does not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the Tender and Support Agreements entered into by certain stockholders of the Company or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Offer or the Merger as compared to any alternative transaction or strategy that may be available to the Company, nor does it address the Company’s underlying decision to proceed with the Offer and the Merger. Our opinion and analyses give no effect to any premium or discount that may be attributable to any shares of the Company by reason of control, governance rights, board representation or other similar rights or aspects. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement.

We and our affiliates have in the past provided and are currently providing investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation, including having acted as (i) sole bookrunner in connection with the Company’s offering in November 2010 of $75 million of its 9.5% senior secured notes due November 2013; (ii) sole bookrunner in connection with the Company’s offering in April 2010 of $50 million of its 12.0% senior secured notes due June 2017; and (iii) joint bookrunner in connection with the Company’s offering in June 2009 of $420 million of its 12.0% senior secured notes due June 2017.

We and our affiliates also have in the past provided investment banking and other financial services to the Parent and its affiliates, including having acted as (i) lender in connection with the Parent’s $6.2 billion revolving credit facility in 2010, of which we and our affiliates committed to provide up to $300 million; (ii) joint bookrunner in connection with an affiliate of Parent’s offering in June 2010 of its $85 million 5.75% facility lease bonds due in January 2021 and of its $97 million 5.65% facility lease bonds due in January 2022; (iii) joint bookrunner in connection with Parent’s offering in March 2009 of its $1.75 billion 6.35% notes due in April 2019 and of its $1.00 billion 7.35% notes due in April 2039; (iv) joint bookrunner in connection with an affiliate of Parent’s offering in May 2009 of such affiliate’s $1.25 billion floating rate notes due in May 2011 and of such affiliate’s $2.75 billion 3.75% notes due in May 2011; and (v) joint bookrunner in connection with an affiliate of Parent’s offering in January 2009 of such affiliate’s $750 million 5.25% notes due in February 2012 and of such affiliate’s $3.5 billion 5.55% notes due in February 2014.

We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services to the Company, the Parent and their respective affiliates for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Parent and any other company that may be involved in the Offer or the Merger, as well as provide investment banking and other financial services to such companies.

A-2

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Offer or the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares in the Offer or the Merger is fair, from a financial point of view, to such stockholders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:
Managing Director

A-3

Annex B

TERREMARK WORLDWIDE, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF STOCKHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about February 10, 2011, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) sent to holders of common stock, par value $0.001 per share (“Common Stock” or “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”).

The Schedule 14D-9 relates to the cash tender offer by Verizon Holdings Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), described in Parent’s and Purchaser’s Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2011. Pursuant to the tender offer, Purchaser is offering to purchase all the issued and outstanding Shares at a price of $19.00 per Share (such price per Share or, if increased, such higher price per Share, the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 10, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the board of directors of the Company (the “Board”). Such designation is to be made pursuant to that certain Agreement and Plan of Merger, dated as of January 27, 2011, among the Company, Purchaser and Parent (as it may be amended or supplemented from time to time, the “Merger Agreement”).

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the respective meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Potential Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of February 10, 2011, 67,403,482 shares of Common Stock were issued and outstanding.

BACKGROUND INFORMATION

The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions of the Merger Agreement and the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent (the “Merger”).

The Merger will be effected as soon as practicable following consummation of the Offer and subject to the satisfaction or, to the extent permitted by applicable law, waiver of certain conditions set forth in the Merger Agreement. In the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than shares of Common Stock owned by Parent or Purchaser or by the Company’s stockholders who have validly exercised their appraisal rights under the DGCL, will be converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and less any required withholding taxes.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that, upon the Offer Closing, Parent will be entitled to designate such number of directors on the Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which equals the product of (a) the total number of directors on the Board (giving effect to the directors designated and elected by Parent pursuant to this provision) and (b) the percentage that (i) such number of Shares beneficially owned by Parent and its subsidiaries (including Shares purchased by Purchaser in the Offer) bears to (ii) the total number of Shares then outstanding, and the Company shall, at such time, cause Purchaser’s designees to be so appointed or elected, including, if necessary, by increasing the total number of Company directorships and seeking and accepting resignations of incumbent directors.

The Merger Agreement provides further that in the event Parent’s designees are elected or appointed to the Board, until the Effective Time, the Board will have at least three directors, each of whom (i) was a director on the Board on the date of the Merger Agreement, (ii) is not an officer or affiliate of the Company, Parent or any of their respective subsidiaries and (iii) meets the standards of an “independent director” under Section 301 of the Sarbanes-Oxley Act of 2002 (each such person, an “Independent Director”). Following the election or appointment of Purchaser’s designees to the Board and until the Effective Time, each of the following actions may be effected only if such action is approved by a majority of the Independent Directors (and such authorization will constitute the Board’s authorization): (1) any change in the Board’s recommendation with respect to the Offer and the Merger Agreement, (2) any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company, (3) any amendment of the Merger Agreement or of the Company Charter Documents, (4) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (5) any waiver of compliance with any covenant of Parent or Purchaser or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company or (6) any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or Purchaser under the Merger Agreement.

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined those persons who will comprise its designees to the Board; however, such designees will be selected from the list of those persons named below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company.

Parent has advised the Company that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, has a familial relationship with any director or executive officer of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The following table sets forth information for the Potential Designees, including age as of the date hereof, current principal occupation or employment and five-year employment history. Each of the Potential Designees is a citizen of the U.S. The current business address of each of the Potential Designees c/o Verizon Communications Inc., 140 West Street, New York, New York 10007.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

Francis J. Shammo	50	Mr. Shammo is Executive Vice President and Chief Financial Officer for Parent, responsible for the Parent’s finance and strategic planning operations. Before being appointed to his position, effective Nov. 1, 2010, he was President and Chief Executive Officer of Verizon Telecom and Business, responsible for sales, marketing and customer service excellence for the company’s consumer, small-business, enterprise and wholesale customers worldwide. Previously, Mr. Shammo was President of Verizon Business and prior to that appointment, he served as Senior Vice President and Chief Financial Officer for Verizon Business. Mr. Shammo has also served as President - West Area for Verizon Wireless, responsible for the company’s operations in the thirteen (13) states west of Colorado. He was Vice President and Controller at the time of Verizon Wireless’ launch, and was responsible for formulating and implementing its financial processes, as well as leading Sarbanes-Oxley compliance and reporting requirements.
John W. Diercksen	61	Mr. Diercksen is Executive Vice President - Strategy, Development and Planning for Parent, a position he has held since June 2003. He is responsible for Parent’s corporate strategy, mergers, acquisitions and divestitures, business development, venture investments, strategic alliances, joint ventures and strategic planning company-wide.
Virginia P. Ruesterholz	49	Prior to her current assignment as Executive Vice President of Verizon Services Operations, a global, shared-services business group that operates Verizon’s wireline network as well as the finance operations, real estate and supply chain services that support all Parent companies, Ms. Ruesterholz served as President of Verizon Telecom, where she was responsible for sales, customer services, operations and information technology for the consumer, general business and domestic wholesale markets. Previously, Ms. Ruesterholz was President of Verizon Partner Solutions, responsible for Parent’s wholesale business, including marketing, sales, provisioning and maintenance.
William L. Horton	41	Mr. Horton is Senior Vice President, Deputy General Counsel and Corporate Secretary of Verizon Communications Inc. He is responsible for the corporate secretary function and for providing legal advice on Verizon Communications Inc.’s public reporting and disclosures and its corporate governance practices. From 2008 until he was named to his current position in 2009, Mr. Horton was Vice President and Associate General Counsel of Verizon Communications Inc., responsible for the corporate and disclosure practice group. Prior to joining Verizon, Mr. Horton was a partner in the Washington, D.C. office of Pillsbury Winthrop Shaw Pittman LLP. His practice focused on securities offerings and compliance, mergers and acquisitions and general corporate representation.
Craig Silliman	43	Mr. Silliman is senior vice president for legal and external affairs and general counsel for Parent’s consumer and business groups. In this role, Silliman is responsible for the groups’ legal and regulatory services globally. Prior to this appointment, Silliman served as senior vice president and general counsel for Verizon Business. Mr. Silliman has been with Parent since 1997.
J. Goodwin Bennett	59	Mr. Bennett is currently the Senior Vice President and Deputy General Counsel for strategic transactions for Parent. Prior to September 2009, he was Vice President and Associate General Counsel for strategic transactions. He has been with Parent and its predecessors for more than 15 years.

CURRENT BOARD OF DIRECTORS

Name	Age	Position

Manuel D. Medina	58	Chairman of the Board of Directors, President and Chief Executive Officer
Joseph R. Wright, Jr.	72	Vice Chairman of the Board of Directors
Guillermo Amore	72	Director
Timothy Elwes	76	Director
Antonio S. Fernandez	71	Director
Arthur L. Money	71	Director
Marvin S. Rosen	70	Director
Rodolfo A. Ruiz	62	Director
Frank Botman	45	Director
Melissa Hathaway	42	Director

The following sets forth brief biographies of each current member of the Board.

Manuel D. Medina, 58, has served as our Chairman of the Board, President and Chief Executive Officer since April 2000 when we merged with AmTec. Prior to such time, Mr. Medina served as Terremark’s Chairman of the Board, President and Chief Executive Officer since he founded the Company in 1982. Before founding Terremark as an independent financial and real estate consulting company, Mr. Medina worked with PricewaterhouseCoopers LLP after earning a Bachelor of Science degree in Accounting from Florida Atlantic University in 1974.

Mr. Medina’s qualifications:

•	Leadership experience — Chairman of the Board, President and Chief Executive Officer since April 2000.

•	Finance experience — Mr. Medina worked with PricewaterhouseCoopers LLP.

•	Industry experience — Since April 2000, Chairman of the Board, President and Chief Executive Officer of the Company, a global provider of managed IT solutions. Former director of ITFlorida, an umbrella organization composed of both public and private technology leaders for high tech in the State of Florida, providing guidance to the State on technology issues and initiatives.

Joseph R. Wright Jr., 72, has served as our Vice Chairman of the Board since April 2000. Mr. Wright is currently Senior Advisor to Providence Equity, a leading private equity firm focused on media, entertainment, communications and information investments, and The Chart Group L.P., which is merchant banking firm investing companies that are focused on government related services. Previously, Mr. Wright was Vice Chairman and then Chief Executive Officer of Scientific Games, a leading supplier of server-based systems and services to lotteries worldwide. From July 2006 to April 2008, Mr. Wright served as Chairman of Intelsat, the world’s leading provider of satellite/fiber services with a global fleet of 55 satellites servicing over 200 countries, and from August 2001 to July 2006 as Chief Executive Officer of PanAmSat, a publicly-listed satellite-based services business, which was acquired by Intelsat in 2006. Before PanAmSat, he was Chairman of GRC International Inc., a public company providing advanced information technology, internet and software technologies to government and commercial customers, which was sold to AT&T, was Co-Chairman of Baker & Taylor Holdings, Inc., an international book/video/software distribution and e-commerce company owned by The Carlyle Group and was Executive Vice President, Vice Chairman and Director of W.R. Grace & Company, Chairman of Grace Energy Company and President of Grace Environmental Company. Mr. Wright also serves on the Board of Directors/Advisors of Federal Signal, Scientific Games, Cowen Group, The Defense Business Board, Council on Foreign Relations, the Committee for the Responsible Federal Budget and the New York Economic Club.

Mr. Wright’s qualifications:

•	Leadership experience — Has served as our Vice Chairman of the Board since April 2000.

•	Finance experience — Mr. Wright is currently Senior Advisor to The Chart Group, L.P.

•	Industry experience — Mr. Wright was Chief Executive Officer of Scientific Games and Mr. Wright served as Chairman of Intelsat, the world’s leading provider of satellite/fiber services.

•	Government experience — Mr. Wright also serves on the Board of Directors/Advisors of Federal Signal, the Defense Business Board, the Defense Science Board task force on interoperability, Performance Measurement Advisory Council of the Office of Management and Budget (The White House), the Network Reliability and Interoperability Council of the Federal Communications Commission, the Media Security and Reliability Council of the Federal Communications Commission, the Council on Foreign Relations, the Committee for the Responsible Federal Budget and the New York Economic Club.

Guillermo Amore, 72, has served as a member of our board of directors since February 2001. From August 2000 to February 2001, Mr. Amore served as the President and Chief Operating Officer of our wholly-owned subsidiary, Terremark Latin America, Inc., prior to which he served as Chairman and Chief Executive Officer of Spectrum Telecommunications Corporation. Mr. Amore has nearly 44 years of telecommunications and IT experience, much of it focused on the developing markets of Latin America and the Caribbean. During his tenure at GTE Corporation, now part of Verizon, he built an extensive network of businesses and contacts in the region. These activities served him well in business development and regulatory affairs during his stewardship as CEO of Grupo IUSACEll S.A. of Mexico and of Spectrum Telecommunications in the U.S. Mr. Amore holds an PMD degree from Harvard University and a Bachelors degree in Science in Electrical Engineering from Pontificia Universidad Javeriana, in Bogota Colombia.

Mr. Amore’s qualifications:

•	Leadership experience — Served as a member of our board of directors since February 2001. From August 1999 to February 2001, Mr. Amore served as the President and Chief Operating Officer of our wholly-owned subsidiary, Terremark Latin America, Inc., prior to which he served as Chairman and Chief Executive Officer of Spectrum Telecommunications Corporation and CEO of Grupo IUSACEL in Mexico.

•	Industry experience — Mr. Amore has nearly 44 years of telecommunications and Information Technology experience, much of it focused on the developing markets of Latin America and the Caribbean.

•	Technology and education experience — Mr. Amore holds an PMD degree from Harvard University and a Bachelors degree in Science in Electrical Engineering from Pontificia Universidad Javeriana, Colombia.

Timothy Elwes, 76, has served as a member of our board of directors since April 2000. Mr. Elwes also served as a member of the board of directors of Timothy Elwes & Partners Ltd., a financial services company, between May 1978 and October 1994, the business of which was merged into Fidux Trust Co. Ltd. in December 1995. Since December 2000 he has served as an independent financial services consultant.

Mr. Elwes’ qualifications:

•	Leadership experience — Has served as a member of our board of directors since April 2000.

•	Finance experience — Mr. Elwes served as a member of the board of directors of Timothy Elwes & Partners Ltd., a financial services company.

Antonio S. Fernandez, 71, was elected to our board of directors in September 2003. In 1970, Mr. Fernandez was a Systems Engineering Manager at Electronic Data Systems (EDS). In 1971, Mr. Fernandez joined DuPont Glore Forgan as a Vice-President in Operations. In 1974, he joined Thomson McKinnon as Director of Operations and Treasurer. In 1979, he was Director of Operations and Treasurer at Oppenheimer & Co. Inc., where he also served as Chief Financial Officer from 1987 until 1994 and a member of the board of directors from 1991 until 1998. In 1991, Mr. Fernandez founded and headed the International Investment Banking Department at Oppenheimer & Co. and served in that capacity until 1999. Mr. Fernandez served on the board of Banco Latinoamericano de Exportaciones from 1992 until 1999. He also served as Trustee of Mulhenberg College, PA from 1995 until 1998. From 2004 to 2009, Mr. Fernandez was a director of Spanish Broadcasting Systems, an operator of radio stations in the U.S. He graduated from Pace University, NY in 1968 with a Bachelors in Business Administration.

Mr. Fernandez’ qualifications:

•	Leadership experience — Has served on our board of directors in since 2003.

•	Technology and education experience — Mr. Fernandez was a Systems Engineering Manager at Electronic Data Systems (EDS).

•	Industry experience — Mr. Fernandez was a Vice-President in Operations at DuPont Glore Forgan.

•	Finance experience — He was Director of Operations and Treasurer at Oppenheimer & Co. Inc., where he also served as Chief Financial Officer. Fernandez founded and headed the International Investment Banking Department at Oppenheimer & Co.

Arthur L. Money, 71, has served as a member of our board of directors since May 2003. Since September 2001, Mr. Money has been a member of the board of directors of several companies that are providers of Information Technology and security solutions to the United States Government. From 1998 to 2001, Mr. Money was the Assistant Secretary of Defense (C3I) and Department of Defense CIO. Prior to this, Mr. Money served as the Assistant Secretary of the Air Force for Research, Development, and Acquisition, and was Vice President and Deputy General Manager of TRW. From 1989 to 1995, Mr. Money was President of ESL, Inc. He has received distinguished public service awards from the U.S. Department of Defense (Bronze Palm), the U.S. Air Force, and the U.S. Navy. He is currently President of ALM Consulting, specializing in command control and communications, intelligence, signal processing and information processing. Mr. Money received his Master of Science Degree in Mechanical Engineering from the University of Santa Clara and his Bachelor of Science Degree in Mechanical Engineering from San Jose State University.

Mr. Money’s qualifications:

•	Leadership experience — Has served as a member of our board of directors since May 2003.

•	Government experience — Mr. Money served as the Assistant Secretary of the Air Force for Research, Development, and Acquisition, and as Assistant Secretary of Defense for Communications, Command, Control and Intelligence.

•	Industry experience — Mr. Money has been a member of the board of directors of KEYW, a provider of Information Technology security solutions, and has been a member of the boards of various companies involved in supplying products and services to the United States Government. In addition, Mr. Money was the President of ESL.

Marvin S. Rosen, 70, has served as a member of our board of directors since April 2000. Mr. Rosen is a co-founder and Chairman of the board of directors of Fusion Telecommunications International and served as its Vice Chairman from December 1998 to April 2000 and has served as its Chief Executive Officer since April 2000. Since 2004, Mr. Rosen has been a Managing Partner at Diamond Edge Capital Partners, L.L.C. Mr. Rosen joined Greenberg Traurig in 1983 where he was partner and served on its Executive Board, and from 2001 to 2009 he became “of counsel”. From September 1995 through January 1997, Mr. Rosen served as the Finance Chairman of the Democratic National Committee. Mr. Rosen has served on the board of directors of the Robert F. Kennedy Memorial since 1995 and Fusion Telecommunications International, Inc., since 1997, where he has also been Vice-Chairman since December 1998. Mr. Rosen received his Bachelor of Science degree in Commerce from the University of Virginia, his LL.B. from Dickinson School of Law and his LL.M. in Corporations from New York University Law School.

Mr. Rosen’s qualifications:

•	Leadership experience — Has served as a member of our board of directors since April 2000.

•	Industry experience — Mr. Rosen is a co-founder and Chairman of the board of directors of Fusion Telecommunications International.

•	Finance experience — Mr. Rosen has been a Managing Partner at Diamond Edge Capital Partners, L.L.C.

•	Legal experience — Mr. Rosen was a corporate attorney at Greenberg Traurig handling mergers and acquisitions.

Rodolfo A. Ruiz, 62, has served as a member of our board of directors since July 2003. Since September 2004, Mr. Ruiz has served as Executive Vice President — Spirits for Southern Wine and Spirits of America, Inc. From 1979 to 2003, Mr. Ruiz held a series of senior management positions within the Bacardi organization, inclusive of having served as President and Chief Executive Officer of Bacardi Global Brands, President and Chief Executive Officer of Bacardi Asia/Pacific Region, and several senior executive sales, marketing, financial and operations positions within Bacardi USA. Prior to joining Bacardi, from 1970 to 1979, Mr. Ruiz, in his capacity as a certified public accountant, served as an Auditor, Senior Internal Auditor and Audit Manager with Price Waterhouse & Co. for a wide variety of public and private clients and projects in the United States and Mexico, as well as throughout Latin America, interspersed by a term, from 1973 to 1975, with International Basic Economy Corp, otherwise known as IBEC/Rockefeller Group. Mr. Ruiz holds a Bachelor of Business degree from the University of Puerto Rico.

Mr. Ruiz’ qualifications:

•	Leadership experience — Has served as a member of our board of directors since July 2003. Mr. Ruiz has served as Executive Vice President — Spirits for Southern Wine and Spirits of America, Inc.

•	Finance experience — Mr. Ruiz, is a certified public accountant and served as a Audit Manager with Price Waterhouse & Co.

Frank Botman, 45, has served as a member of our board of directors since September 2009. Mr. Botman began his career in 1989 with HSBC in Investment Management and Research, and then as a fund manager with IBM Pension Fund from 1992 to 1994 where he managed the Dutch equity portfolio and European venture capital portfolio. After working at IBM Pension Fund, Mr. Botman founded HAL Capital Management in 1994 where he served as Managing Director. He founded Cyrte Investments B.V. in 2000 (f/k/a Talpa Capital B.V.), a private investment company, as a founder and Managing Director and Head of the Investment Team. Cyrte Investments is a European investment boutique that seeks to invest in media, entertainment, telecom and technology companies. As of September 27, 2007, Cyrte Investments operates as a subsidiary of Delta Lloyd Asset Management NV. Mr. Botman currently serves on the boards of Endemol, Forthnet and RTL Nederland. Mr. Botman holds a degree in commercial economics and business administration from the HEAO Amsterdam.

Mr. Botman’s qualifications:

•	Finance experience — Mr. Botman began his career with HSBC in Investment Management and Research, and then worked as a fund manager with IBM Pension Fund where he managed the Dutch equity portfolio and European venture capital portfolio.

•	Leadership experience — Mr. Botman founded HAL Capital Management; he founded Talpa Capital in 2000 and Cyrte Investments in 2006.

Melissa Hathaway, 42, was appointed to our board of directors on February 5, 2010. Ms. Hathaway brings more than 20 years of high-level public and private-sector experience and is considered one of the leading experts on cyber security matters, having served in two Presidential administrations. Ms. Hathaway is President of Hathaway Global Strategies, LLC and a Senior Advisor at Harvard Kennedy School’s Belfer Center, roles she has held since August 2009. Previously, from February 2009 to August 2009, she led the development of the Cyberspace Policy Review in her role as the Acting Senior Director for Cyberspace in the National Security Council of President Barack Obama’s administration. Prior to that, from March 2007 to February 2009, Ms. Hathaway served as Cyber Coordination Executive and Director of the Joint Interagency Cyber Task Force in the Office of the Director of National Intelligence under President George W. Bush. Before working in the Obama and Bush administrations, from June 1993 to February 2007, Ms. Hathaway was a Principal with Booz Allen & Hamilton, Inc., where she led the information operations and long-range strategy and policy support business units. Her efforts at Booz Allen supported key offices within the Department of Defense and Intelligence Community, including the U.S. Southern Command, the U.S. Pacific Command, the Office of the Secretary of Defense for Net Assessment, the Central Intelligence Agency, the Defense Intelligence Agency and the Office of the Director of National

Intelligence. Ms. Hathaway earned a B.A. from the American University in Washington DC and has completed graduate studies in international economics and technology transfer policy and is a graduate of the US Armed Forces Staff College with a special certificate in Information Operations.

Ms. Hathaway’s qualifications:

•	Industry experience — Ms. Hathaway brings more than 20 years of high-level public and private-sector experience.

•	Government experience — Ms. Hathaway is considered one of the leading experts on cyber security matters and has served in two Presidential administrations.

•	Leadership experience — Ms. Hathaway is President of Hathaway Global Strategies, LLC and a Senior Advisor at Harvard Kennedy School’s Belfer Center. She also serves on the Board of Directors of EastWest Institute, the Global Cyber Security Center in Italy and is a member of the Intelligence Advisory Board for Sandia National Laboratory. She also is a strategic advisor to Cisco Systems Inc, ManTech International Corporation, Guidance Software Inc., Core Security Technologies, NetWitness Corporation, Interpol, and the U.S. Government.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers. The Company’s executive officers serve at the discretion of the Board. There are no family relationships between any of the Company’s directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has been employed or otherwise associated is a parent, subsidiary or affiliate of the Company.

Name	Age	Position

Jamie Dos Santos	49	Chief Executive Officer Terremark Federal Group
Jose A. Segrera	40	Chief Financial Officer
Nelson Fonseca	37	Chief Operating Officer
Marvin Wheeler	56	Chief Strategy Officer
Adam T. Smith	39	Chief Legal Officer

Jamie Dos Santos, 49, has served as our CEO of Terremark Federal Group since July 2005. Ms. Dos Santos is responsible for the planning, development and execution of our federal government sales, marketing and operations strategy. Ms. Dos Santos manages all aspects of our federal government relationships, including with the Department of Defense, Civilian Agencies and the federal systems integrators. From March 2003 to July 2005, Ms. Dos Santos served as our Chief Marketing Officer, in which capacity she was responsible for the development of strategic marketing initiatives and commercial sales strategies that contributed to the company’s sustained growth. From April 2001 to March 2003, Ms. Dos Santos served as our Senior Vice President Global Sales. Prior to joining Terremark, Ms. Dos Santos enjoyed a career of 25 years with several global companies including BellSouth, Bellcore and SAIC. Ms. Dos Santos sits on the AFCEA Intelligence Committee and serves on the AFCEA Board of Directors as a Class Director, Class of 2011. She also sits on the Information Technology Sector Coordinating Council for the US protection of Critical Information Infrastructure. She is a top 100 executive with the Executive Leadership Council and Vice President of the South Florida AFCEA chapter. Ms. Dos Santos’ educational background includes eight years in the Bellcore Training Center, the University of Florida and Harvard Business School for Continuing Education.

Jose A. Segrera, 40, has served as our Chief Financial Officer since September 2001. From September 2000 to June 2001, Mr. Segrera served as our Vice President — Finance. From January 2000 to September 2000, Mr. Segrera served as the interim Chief Financial Officer of FirstCom Corporation. From June 1996 to November 1997, Mr. Segrera was a manager in the assurance practice at KPMG Peat Marwick LLP. Mr. Segrera received his Bachelor in Business Administration and his Masters in Professional Accounting from the University of Miami.

Nelson Fonseca, 37, has served as our Chief Operating Officer since November 2009 and has served in a variety of capacities within Terremark for the last eight years. Prior to being named Chief Operations Officer, from May 2008 to October 2009, Mr. Fonseca was President of Terremark’s U.S. Public Sector Business Unit. His specific duties included the oversight of Terremark Federal Group, a wholly-owned subsidiary of Terremark Worldwide, the management of Terremark’s State and Local government initiatives and the NAP of the Capital Region campus in Culpeper, Virginia. Some of his other previous roles at Terremark included, from December 2005 to April 2008, Senior Vice President of Sales for Terremark Federal Group and, during 2002 to 2005, Vice President of Commercial Sales for Terremark Worldwide. Prior to joining Terremark, Mr. Fonseca held various positions at both Telcordia Technologies and Nortel Networks. His responsibilities included business development, product management and systems engineering in support of both domestic and international clients. Mr. Fonseca received his Bachelors degree in Computer Science from Barry University and his Masters degree in Business Administration from the University of Miami.

Marvin Wheeler, 56, has served as our Chief Strategy Officer since November 2009. From November 2003 to November 2009 he served as our Chief Operations Officer, and from March 2003 to November 2003, he served as our Senior Vice President, Worldwide Operations. From March 2001 to March 2003, Mr. Wheeler served as Senior Vice President of Operations and General Manager of the NAP of the Americas. From June 1978 to March 2000, Mr. Wheeler managed the Data Center and WAN/LAN Operations for BellSouth, Mr. Wheeler graduated from the University of Florida, where he earned a degree in Business Administration with a concentration in marketing.

Adam T. Smith, 39, has served as our Chief Legal Officer since November 2006. From May 2005 to November 2006, Mr. Smith served as our SVP Deputy General Counsel, and from February 2004 to April 2005 as our VP Assistant General Counsel. From April 2000 to January 2004, Mr. Smith led the Electronic Commerce & Technology law practice for a Miami based international law firm, as well as focused on domestic and international corporate transactions, venture capital, and corporate securities. Prior to April 2000, Mr. Smith worked in Washington, D.C., where he was responsible for the review of the legal issues surrounding the Internet aspects of the proposed Sprint/Worldcom merger, and gained federal government experience as an honors intern in the Office of the Secretary of Defense, as well as the Department of State (U.S. Embassy/Santiago, Chile), Office of the Deputy Attorney General, and U.S. House of Representatives International Relations Committee. Mr. Smith received his Juris Doctor from the University of Miami School of Law and his Bachelor of Arts from Tufts University. Mr. Smith is a member of the bar of the State of Florida and the United States District Court for the Southern District of Florida.

CORPORATE GOVERNANCE

Our business and affairs are managed under the direction of our board of directors, except with respect to those matters reserved to our stockholders. Our board of directors establishes our overall corporate policies, reviews the performance of our senior management in executing our business strategy and managing our day-to-day operations, acts as an advisor to our senior management and reviews our long-term strategic plans. The mission of our board of directors is to further the long-term interests of our stockholders. Members of our board of directors are kept informed of our business through discussions with our management, primarily at meetings of the board of directors and its committees, and through reports and analyses presented to them. Additionally, in the performance of their respective duties, the board of directors and each of its three standing committees — audit, compensation and nominating and corporate governance — has the authority to retain, at our expense, outside counsel, consultants or other advisors.

Our board of directors held a total of 6 meetings and took 2 actions by written consent during our fiscal year ended March 31, 2010. Each director except Arthur L. Money, Joseph R. Wright, Jr. and Frank Botman attended at least 75% of the total number of fiscal year 2010 meetings of our board of directors and each committee on which he served. We have no formal policy regarding attendance by our directors at our annual stockholder meetings, although we encourage attendance and most of our directors have historically attended these meetings. Two (2) of our directors attended last year’s annual meeting of stockholders.

Our executive officers are elected annually by our board of directors and serve at the discretion of the board of directors. Our directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified.

Board Leadership Structure

Mr. Manuel D. Medina serves as both our Chairman of the Board and Chief Executive Officer. At this time, the board of directors believes that Mr. Medina’s dual role serves the best interests of the Company and our stockholders. As Chairman of the Board, Mr. Medina consults with the chairpersons of the committees of the board of directors and establishes the agenda for each meeting of the board of the directors. As one of our founders and our Chairman of the Board and Chief Executive Officer since inception, Mr. Medina is uniquely suited to lead our board of directors and to ensure that critical business issues are brought before the board of directors. We believe that Mr. Medina’s guidance enables the board of directors to efficiently and effectively develop and implement business strategies and oversee our risk management efforts.

The board of directors appreciates that the advantages gained by having a single Chairman of the Board and Chief Executive Officer must be viewed in light of potential independence concerns. However, the board of directors believes that we have adequate safeguards in place to address those concerns. The board of directors meets regularly, and each director is an equal participant in each discussion made by the full board of directors.

Each of our directors has access to our management. As necessary or appropriate, the board of directors and its committees may also retain outside legal, financial or other advisors.

Board Role in Risk Oversight

The board of directors carries out its role in the oversight of risk both directly and through committees. The board of directors’ direct role includes the consideration of risk in the strategic and operating plans that are presented to it by management. The various committees established by the board of directors carry out the board of directors’ oversight of risk as follows:

•	the Audit Committee oversees the integrity of the Company’s financial reporting process and internal control environment, legal and regulatory compliance, qualifications of our independent registered public accounting firm, performance of our internal audit function, financial and disclosure controls, adherence to the Company’s Code of Business Conduct and Code of Ethics and makes determinations regarding significant transactions with related parties;

•	the Compensation Committee determines the compensation of our Chief Executive Officer, reviews the compensation of our other executive officers, administers benefit plans and policies with respect to our executive officers and considers whether any of those plans or policies create risks that are likely to have a material adverse effect on the Company; and

•	the Nominating and Corporate Governance Committee is responsible for the selection and retention of directors, the evaluation of directors and director nominees, the recommendation of director nominees and the remuneration of directors.

While our board of directors oversees our management of risk as outlined above, management is responsible for identifying and managing risks.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our directors, executive officers and holders of 10% or more of our outstanding common stock (the “Reporting Persons”) file reports of ownership and changes in ownership with the SEC. Such persons are also required to furnish us with copies of all Section 16(a) forms they file.

To management’s knowledge, based solely upon management’s review of the copies of those reports furnished to us by the Reporting Persons and the written representations of such Reporting Persons, during the fiscal year ended March 31, 2010, the Reporting Persons satisfied all of their respective Section 16(a) filing requirements.

Communications Between Stockholders and the Board

Stockholders or other interested parties wishing to communicate with our board of directors should submit any communications in writing to the board of directors at Terremark Worldwide, Inc., One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131. If a stockholder would like the letter to be forwarded directly to the Chairman of the Board or to one of the Chairmen of the three standing committees of the board of directors, he or she should so indicate. If no specific direction is indicated, the Secretary will review the letter and forward it to the appropriate member of our board of directors.

BOARD OF DIRECTORS COMMITTEES

Our board of directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Audit Committee

Our Audit Committee consists of Antonio S. Fernandez, chairman, Timothy Elwes and Rodolfo A. Ruiz. Each of Messr. Fernandez and Ruiz is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. The members of the Audit Committee are, and will continue to be, “independent” for Audit Committee purposes under the listing standards of the NASDAQ Global Market and applicable SEC rules. The board of directors has determined that Messrs. Fernandez and Ruiz satisfy the financial literacy and experience requirements of the NASDAQ and the rules of the SEC.

The Audit Committee operates under a written charter, a copy of which is available on our website at www.terremark.com under “Investor Relations”. Information contained on our website is not incorporated in, and does not form a part of, this Information Statement. The charter is available in print to any stockholder who requests it in writing from our Vice President of Investor Relations at Terremark Worldwide, Inc., One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131.

The Audit Committee represents the board of directors in its relations with our independent auditors and oversees the financial reporting and disclosures prepared by our management. The Audit Committee’s functions include meeting with our management and our independent auditors, reviewing and discussing our audited and unaudited financial statements with our management, the engagement and termination of our independent auditors, reviewing with such auditors the plan and results of their audit of our financial statements, determining the independence of such auditors and discussing with management and the independent auditors the quality and adequacy of our internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 and the committee’s charter require that all services provided to us by our independent auditors be subject to pre-approval by the Audit Committee. The Audit Committee has established policies and procedures contemplated by these rules.

For the fiscal year ended March 31, 2010, the Audit Committee held 7 meetings and took no action by written consent. For more information regarding the functions of the Audit Committee and its activities for the fiscal year ended March 31, 2010, see the “Report of the Audit Committee” below.

Report of the Audit Committee

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference in any other filing by us under the Securities Act of 1933, as amended, or the Exchange Act.

Management has the primary responsibility for our system of internal control over financial reporting and the financial reporting process. Our independent accountants are responsible for (i) performing an independent audit of our financial statements and internal controls over financial reporting and (ii) expressing an opinion on the conformity of our financial statements with accounting principles generally accepted in the United States and the effectiveness of our internal controls over financial reporting. We are responsible for monitoring and overseeing these processes.

In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited consolidated financial statements for the fiscal year ended March 31, 2010, including a discussion of the quality, not just the acceptability, of the accounting principles employed, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee reviewed and discussed the consolidated financial statements for the fiscal year ended March 31, 2010 with our independent auditors. Consistent with the requirements of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, the Audit Committee discussed with the independent auditors all of the matters required to be discussed by the statement of Auditing Standards No. 61, Communications with Audit Committees, as amended. In addition, the Audit Committee has received the written disclosures and the letter from our independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence. As part of this review, the Audit Committee considered whether the non-audit services provided to us by the independent auditors during fiscal year 2010 were compatible with maintaining their independence. Upon its review, the Audit Committee has satisfied itself as to the independence of our independent auditors.

Without management present, the Audit Committee met separately with the independent accountants to review the results of their examinations, their evaluation of the Company’s internal controls, and the overall quality of the Company’s accounting and financial reporting. In addition, the Audit Committee reviewed initiatives and programs aimed at strengthening the effectiveness of our internal control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of the Company’s internal procedures and controls.

In reliance on the reviews and discussions with management and the independent accountants referred to above, and subject to the limitations on its role and responsibilities described above, the Audit Committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements for our fiscal year ended March 31, 2010 be included in our Annual Report on Form 10-K for fiscal year 2010 for filing with the SEC.

Members of the Audit Committee

Antonio S. Fernandez (Chairperson)
Rodolfo A. Ruiz
Timothy Elwes

Compensation Committee

Our Compensation Committee consists of Joseph R. Wright, Jr., Antonio S. Fernandez and Rodolfo A. Ruiz. The Compensation Committee is responsible for approving compensation and bonuses for our Chief Executive Officer, reviewing compensation and bonuses for our other executive officers, and for administering our Amended and Restated 1996 Stock Option Plan, our 2000 Stock Option Plan, our 2000 Directors Stock Option Plan and our 2005 Executive Incentive Compensation Plan, as amended.

The Compensation Committee operates under a written charter, a copy of which is available on our website at www.terremark.com under “Investor Relations”. Information contained on our website is not incorporated in, and does not form a part of, this Information Statement. The charter is available in print to any stockholder who requests it in writing from our Vice President of Investor Relations at Terremark Worldwide, Inc., One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131.

For our fiscal year ended March 31, 2010, the Compensation Committee held 2 meetings and took 1 action by written consent. For more information regarding the functions of the Compensation Committee and its activities during fiscal year 2010, see the “Compensation Discussion and Analysis” below.

Risk Considerations in our Compensation Programs

We have reviewed our compensation structures and policies as they pertain to risk and have determined that our compensation programs do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the company.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was an officer, employee or former officer of ours or any of our subsidiaries or had any relationship that would be considered a compensation committee interlock that would require disclosure in this Information Statement on Schedule 14A.

Nominating and Corporate Governance Committee

We have a Nominating and Corporate Governance Committee consisting of Joseph R. Wright, Jr., chairman, and Antonio S. Fernandez. Any of our stockholders wishing to recommend one or more nominees for election to the board of directors may send such recommendation to Mr. Wright at the Company’s address of business. Each of our committee members meets the definition of “independent” under the listing standards of the NASDAQ.

The Nominating and Corporate Governance Committee operates under a written charter, a copy of which is available on our website at www.terremark.com under “Investor Relations”. Information contained on our website is not incorporated in, and does not form a part of, this Information Statement. The charter is available in print to any stockholder who requests it in writing from our Vice President of Investor Relations at Terremark Worldwide, Inc., One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131.

For the fiscal year ended March 31, 2010, the Nominating and Corporate Governance Committee held 1 meeting and took 2 actions by written consent.

In evaluating candidates for nomination to the board of directors, the committee members take into account the applicable requirements for directors under the NASDAQ rules in addition to other factors and criteria as they deem appropriate in evaluating a candidate. These factors include, but are not limited to, the nominee’s judgment, skill, integrity, diversity and business or other experience. The committee members may (but are not required to) consider candidates suggested by management or other members of the board of directors. Although the Nominating and Corporate Governance Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees, its review process is designed so that the board of directors includes members with diverse backgrounds, skills and experience, and represents appropriate financial, technological and other expertise relevant to our business.

Generally, the committee members will consider candidates who have experience as a board member or senior officer of a company or who are generally recognized in a relevant field as a well-regarded practitioner, faculty member or senior government officer. The committee will also evaluate whether a candidate’s skills and experience are complementary to the existing board of directors members’ skills and experience as well as the board of directors’ need for operational, management, financial, international, technological or other expertise. Nominations for director may be made by our stockholders, provided such nominations comply with certain timing and information requirements set forth in our bylaws.

A majority of the members of our board of directors are independent from management. When making determinations regarding independence, the board of directors references the listing standards adopted by NASDAQ. In particular, our Nominating and Corporate Governance Committee periodically evaluates and reports to the board of directors on the independence of each member of the board of directors. The committee analyzes whether a director is independent by evaluating, among other factors, the following:

1. whether the director, or any of such person’s family members, has accepted any compensation from us in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than (i) as compensation for board or board committee service, (ii) compensation paid to a family member who is employed by us other than as an executive officer, or (iii) benefits under a tax-qualified retirement plan or non-discretionary compensation;

2. whether the director has any material relationship with us, either directly, or as a partner, stockholder or officer of an organization with which we have a relationship;

3. whether the director is our current employee or was one of our employees within three years preceding the date of determination;

4. whether the director is, or in the three years preceding the date of determination has been, affiliated with or employed by (i) a present internal or external auditor of ours or any affiliate of such auditor or (ii) any former internal or external auditor of ours or any affiliate of such auditor, which performed services for us within three years preceding the date of determination;

5. whether the director is, or in the three years preceding the date of determination has been, part of an interlocking directorate, in which one of our executive officers serves on the compensation committee of another company that concurrently employs the director as an executive officer;

6. whether the director receives any compensation from us, other than fees or compensation for service as a member of the board of directors and any committee thereof, including reimbursement for reasonable expenses incurred in connection with such service, and for reasonable educational expenses associated with board of directors or committee membership matters;

7. whether an immediate family member of the director is one of our current executive officers or was an executive officer within three years preceding the date of determination;

8. whether an immediate family member of the director is, or in the three years preceding the date of determination has been, affiliated with or employed in a professional capacity by (i) a present internal or external auditor of ours or any of our affiliates or (ii) any of our former internal or external auditors or any affiliate of ours which performed services for us within three years preceding the date of determination; and

9. whether an immediate family member of the director is, or in the three years preceding the date of determination has been, part of an interlocking directorate, in which one of our executive officers serves on the compensation committee of another company that concurrently employs the immediate family member of the member of the board of directors as an executive officer.

The above list is not exhaustive and the Nominating and Corporate Governance Committee considers all other factors which could assist it in its determination that a director has no material relationship with us that could compromise that director’s independence.

Director Independence

Our Nominating and Corporate Governance Committee has affirmatively determined that Ms. Hathaway and Messrs. Elwes, Fernandez, Wright and Ruiz are “independent” as defined by NASDAQ Stock Market Rule 5605(a)(2). Additionally, each of Messrs. Fernandez, Elwes and Ruiz, who comprise our Audit Committee, are “independent” as defined by the more stringent standard contained in NASDAQ Stock Market Rule 5605(c)(2).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table (“Named Executive Officers”). As more fully described below, the Compensation Committee of our Board of Directors (the “Committee”) makes all decisions for the total direct compensation — that is, the base salary, incentive compensation awards and equity incentive awards — of our executive officers, including the Named Executive Officers.

Our Human Resources, Finance and Legal Department employees handle the general day-to-day design and administration of savings, health, welfare and paid time-off plans and policies applicable to salaried U.S.-based employees. The Committee (or Board) is responsible for certain fundamental changes outside the day-to-day requirements necessary to maintain these plans and policies with regard to our Named Executive Officers.

Compensation Program Objectives and Rewards

Our compensation philosophy is based on the premise of attracting, retaining and motivating exceptional leaders, setting high goals, working toward the common objectives of meeting the expectations of customers and stockholders, and rewarding outstanding performance. Following this philosophy, in determining executive compensation, we consider all relevant factors, such as the competition for talent, our desire to link pay with performance, the use of equity to align executive interests with those of our stockholders, individual contributions, teamwork and performance, each executive’s total compensation package, and internal pay equity. We strive to accomplish these objectives by compensating all executives with total compensation packages consisting of a combination of competitive base salary, incentive compensation and equity. When referring to our executive compensation program, we are referring to the compensation program for our Named Executive Officers.

The primary purpose of the compensation and benefits described below is to attract, retain and motivate highly talented individuals who will engage in the behaviors necessary to enable us to succeed in our mission while upholding our values in a highly competitive marketplace. Different elements are designed to engender different behaviors, and the actual incentive amounts awarded to each Named Executive Officer are subject to the annual review of the Committee. The following is a brief description of the key elements of our executive compensation structure.

•	Base salary and benefits are designed to attract and retain employees over time.

•	Incentive compensation awards are designed to focus employees on the business objectives for a particular year.

•	Equity incentive awards, such as stock options and nonvested stock, focus executives’ efforts on the behaviors within the recipients’ control that they believe are designed to ensure our long-term success as reflected in increases to our stock prices over a period of several years, growth in our profitability and other elements.

•	Severance and change in control plans are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered. The separation benefits described below provide benefits to ease an employee’s transition due to an unexpected employment termination by us due to on-going changes in our employment needs. The change in control separation benefits described below encourages our employees to remain focused on our business in the event of rumored or actual fundamental corporate changes.

Benchmarking

When making compensation decisions, the Committee compares each element of compensation paid to our Named Executive Officers against a report showing comparable compensation metrics from a group that includes both publicly-traded and privately-held companies. The Committee believes that while such peer group benchmarks are a point of reference for measurement, they are not necessarily a determining factor in setting executive compensation as each executive officer’s compensation relative to the benchmark varies based on scope of responsibility and time in the position. In determining base salary and incentive compensation, the Committee generally uses a level equal to the second quartile as compared to the peer group.

Our peer group is composed of the following companies, which we refer to as the “Peer Companies”:

Akamai Technologies, Inc.	Online Resources Corporation
Digital River, Inc.	Savvis, Inc.
Equinix, Inc.	SonicWALL, Inc.
Internap Network Services Corporation	Switch & Data Facilities Company, Inc.
NaviSite, Inc.	Syntel, Inc.
Neustar, Inc.	Tier Technologies, Inc.

The Elements of Terremark’s Compensation Program

Base Salary

Executive officer base salaries are based on job responsibilities and individual contribution. The Committee reviews the base salaries of our executive officers, including our Named Executive Officers, considering factors such as corporate progress toward achieving objectives (without reference to any specific performance-related targets) and individual performance experience and expertise. All of our Named Executive Officers have employment agreements with us that set their initial base salaries, and these agreements generally renew on an annual basis. Additional factors reviewed by the Committee in determining appropriate base salary levels and raises include subjective factors related to corporate and individual performance. For the year ended March 31, 2009, all executive officer base salary decisions were approved by the Committee.

The Committee determines base salaries for the Named Executive Officers at the beginning of each fiscal year, and the Committee proposes new base salary amounts, if appropriate, based on its:

•	evaluation of individual performance and expected future contributions;

•	review of survey data to ensure competitive compensation against the external market generally defined as the Peer Companies, where generally base salaries were in the second quartile as compared to the Peer Companies; and

•	comparison of the base salaries of the executive officers who report directly to the Chief Executive Officer to ensure internal equity.

Base salary is the only element of compensation that is used in determining the amount of contributions permitted under our 401(k) Plan.

Incentive Compensation Awards

Amounts shown as Non-Equity Incentive Plan Compensation in the Summary Compensation Table are driven by the following performance goals:

•	Revenues; and

•	Earnings before interest, taxes, depreciation and amortization, as adjusted (“EBITDA, as adjusted”)

We believe that evaluating our ongoing operating results may be difficult if limited to reviewing only financial measures under generally accepted accounting principles (“GAAP”). Accordingly, we use non-GAAP financial measures, such as EBITDA, as adjusted. By using these non-GAAP financial measures, we exclude certain items that we believe are not indicative of our current or future operating performance. These items are depreciation, amortization, integration expenses, litigation settlement and share-based payments, including share-settled liabilities.

During fiscal year 2010, the Committee approved certain performance goals and target bonus amounts for our Named Executive Officers, excluding Jamie Dos Santos, whose incentive compensation of $257,791 for the year ended March 31, 2010 was based on certain commission arrangements she has with us. We pay incentive compensation awards in cash, stock or a combination thereof at the sole discretion of the Committee. Under the terms of this incentive compensation program, each Named Executive Officer has been assigned the same annual performance target. We have determined each Named Executive Officer’s annual bonus based upon our performance as compared to the benchmark goals (the “Performance Targets”) that were approved by the Committee, and bonus amounts are prorated to the extent our performance falls between the Performance Target levels indicated in the below chart. For the year ended March 31, 2010, the Performance Targets were as follows:

	Actual Results vs Applicable Performance Target*
		0%	50% to
Performance Measure	Weighted	(No Bonus)	100%	100%

Revenues	25%	Less than $285.0	$285.0	$292.0
EBITDA, as adjusted	75%	Less than $76.0	$76.0	$82.0

*	Amounts in millions.

The following table presents information regarding the target bonus and the actual bonus paid to each of our Named Executive Officers for the year ended March 31, 2010:

				Target Goals Based
				on Actual Results (%)		Target Adjusted
Named Executive	Annual Base	Target	Target		EBITDA As	for Actual
Officer	Salary($)	(%)	($)	Revenues	Adjusted	Results ($)

Manuel D. Medina	425,000	100%	425,000	26.1%	68.8%	402,900
Jose A. Segrera	275,000	40%	110,000	10.4%	27.5%	104,280
Jamie Dos Santos	250,000	—	—	—	—	—
Nelson Fonseca	250,000	40%	100,000	10.4%	27.5%	94,800
Marvin Wheeler	275,000	40%	110,000	10.4%	27.5%	104,280
Adam T. Smith	250,000	40%	100,000	10.4%	27.5%	94,800

As shown on the schedule above, the Committee determined that we achieved over 100% of our Performance Target for revenues and between 50% and 100% for EBITDA, as adjusted. On May 19, 2010, the Committee determined that the earned incentive compensation awards would be paid in shares of our common stock, calculated using the closing price of our common stock on such date, which was $7.65 per share. The Committee believes that the incentive awards paid to the Named Executive Officers for the year ended March 31, 2010, in aggregate, are consistent with their level of accomplishment and appropriately reflected our performance. To the extent incentive compensation awards are granted in shares of restricted stock, the Committee traditionally grants such awards prior to finalization of our audit for the applicable fiscal year. The Committee conditions issuance of such stock upon finalization of the audit.

Equity Incentive Awards

We believe that the grant of significant annual equity awards further links the interests of senior management and our stockholders. Therefore, we believe that the grant of stock options and the awarding of nonvested stock are important components of annual compensation. Our executive officers, including each of the Named Executive Officers, are eligible to receive awards under the Terremark Worldwide, Inc. 2005 Executive Incentive Compensation Plan (the “Plan”). The Committee considers several factors in determining whether awards are granted to an executive officer under the Plan. In addition to the factors referenced above regarding an executive officer’s overall compensation, factors include the executive’s position, his or her performance and responsibilities, the amount of options or other awards, if any, currently held by the officer, and their vesting schedule.

Stock options provide the potential for financial gain if our common stock appreciates between the date the option is granted and the date on which the option is exercised. The Committee sets the per share exercise price of stock option grants at the fair market value of a share of our common stock on the grant date. We believe that our long-term performance determines the value of stock options because realizing a financial gain on the exercise of a stock option award depends entirely on whether our stock price appreciates over time. Therefore, we believe option grants encourage executives and other employees to focus on behaviors and initiatives that should lead to an increase in the price of our common stock, which benefits all of our stockholders. Stock options grants generally become exercisable in equal installments on the first, second and third anniversaries of the grant date and expire ten years from the grant date.

For the Named Executive Officers, we award nonvested, or restricted, stock, which vests over time. Unlike a stock option, restricted stock need not increase in value over time in order for the recipient to obtain a financial benefit, but such awards may decrease in value if our stock price declines. Additionally, because restricted stock awards are subject to vesting requirements, the award recipient must remain employed with us for the entirety of the vesting period, generally one to three years, in order to realize the full value of the shares. Because restricted stock generally has a greater value on the date of grant than does the same number of stock options, we generally issue fewer shares of restricted stock as compared to an option grant, which reduces potential dilution for our stockholders.

No Backdating or Spring Loading:  Our policy prohibits backdating options or granting options retroactively. In addition, we do not plan to coordinate grants of options so that they are made before our announcement of favorable information or after our announcement of unfavorable information. Our options are granted at fair market value on a fixed date or event (such as an employee’s hire date) with all required approvals obtained on or prior to the grant date. All grants to executive officers require the approval of the Committee. Our general practice is to grant restricted stock on the annual grant award date and on an employee’s hire date, although there are occasions when grants have been made on other dates.

Stock Ownership Guidelines

We grant share-based incentives in order to align the interests of our employees with those of our stockholders. Stock option awards and unvested restricted stock grants are not transferable during the executive’s life, except for certain gifts to family members (or trusts, partnerships, etc. that benefit family members).

Benefits

The Named Executive Officers participate in a variety of retirement, health and welfare and vacation benefits designed to enable us to attract and retain our Named Executive Officers in a competitive marketplace. Health and welfare and vacation benefits help ensure that we have a productive, healthy and focused workforce. Savings plans help employees, especially long-service employees, save and prepare financially for retirement.

Our qualified 401(k) Plan allows all full-time employees to contribute up to 15 percent of their base salary, up to the limits imposed by the Internal Revenue Code. Our 401(k) plan provides for discretionary matching of employee contributions. For the year ended March 31, 2010, we did not provide a match on the employee contributions. Participants choose to invest their account balances from an array of investment options as selected by plan fiduciaries from time to time, plus an employer stock fund. The 401(k) Plan is designed to provide for distributions in a lump sum after termination of service. However, loans — and in-service distributions under certain circumstances such as a hardship, attainment of age 59 1 / 2 or a disability — are permitted.

Perquisites

Perquisites that we provide to our Named Executive Officers have a business purpose or are otherwise provided for our convenience. We do not provide perquisites to our Named Executive Officers that impart only direct or indirect personal benefits, unless such perquisities are generally available on a non-discriminatory basis to all of our employees. An item is not a perquisite if it is integrally and directly related to the performance of the Named Executive Officer’s duties.

Separation and Change in Control Arrangements

The Named Executive Officers, in accordance with the terms of their respective employment agreements, are eligible for the benefits and payments if their employment terminates in a separation or if there is a change in control, as described under Potential Payments on Termination or Change in Control beginning on page 25. We generally define separation as a termination of employment either by the employee for good reason or by us without cause or, in the case Manuel D. Medina, our Chief Executive Officer, within the context of a change in control, termination of employment by us without cause or by Mr. Medina for any reason. The different treatment in Mr. Medina’s case is a result of his unique status as the founder and sole Chief Executive, President and Chairman in our history and the likelihood that Mr. Medina would not receive a comparable role in any company resulting from a change in control transaction.

Separation Benefits

Individual employment agreements provide severance payments and other benefits in an amount we believe is appropriate, taking into account the time it is expected to take a separated employee to find another job. The payments and other benefits are provided because we consider a separation to be a Company-initiated termination of employment that under different circumstances would not have occurred and which is beyond the control of a separated employee. Separation benefits are intended to ease the consequences to an employee of an unexpected termination of employment. We benefit by requiring a general release from separated employees. In addition, we generally include non-compete and non-solicitation provisions in individual separation agreements.

We consider it likely that it will take more time for higher-level employees to find new employment, and therefore executive officers generally are paid severance for a longer period. Additional payments may be permitted in some circumstances as a result of negotiations with executive officers, especially where we desire particular nondisparagement, cooperation with litigation, noncompetition and nonsolicitation terms which have the potential to significantly hinder the executive’s ability to procure alternative employment. See Individual Agreements under the Potential Payments on Termination or Change in Control beginning on page 25 for additional information.

Change in Control.  Individual employment agreements generally provide for compensation and benefits if there is a change in control. These agreements recognize the importance to us and our stockholders of avoiding the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. A properly designed change in control agreement protects stockholder interests by enhancing employee focus during rumored or actual change in control activity through:

•	incentives to remain with us despite uncertainties while a transaction is under consideration or pending;

•	assurance of severance and benefits for terminated employees; and

•	access to equity components of total compensation after a change in control.

Stock option awards and nonvested restricted stock generally vest upon a change in control. The remainder of benefits generally become payable upon a change in control followed by the termination of an executive’s employment. We were guided by three principles when we adopted the so-called “single” trigger treatment for equity vehicles, which provides for vesting upon a change of control regardless of whether a particular employee loses his or her job:

•	Be consistent with current market practice among peers.

•	Keep employees relatively whole for a reasonable period but avoid creating a “windfall.”

•	Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.

•	Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the deal.

•	The Company that made the original equity grant will no longer exist following a change in control, or may continue to exist under new management and/or stockholder control, and employees should not be required to have the fate of their outstanding equity tied to the future success of an entirely different company or the same company under the control of new persons.

•	Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.

•	Support the compelling business need to retain key employees during uncertain times.

•	A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executive officers where equity represents a significant portion of their total pay package.

•	A double trigger on equity provides no certainty of what will happen when the transaction closes.

Compensation Committee Report

The Compensation Committee, composed of independent directors, reviewed and discussed the above Compensation Discussion and Analysis (“CD&A”) with our management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the CD&A be included in the Company’s Proxy Statement on Schedule 14A, as amended, filed with the SEC on June 18, 2010.

Joseph R. Wright, Jr.
(Chairperson)
Antonio S. Fernandez
Rodolfo A. Ruiz

The foregoing Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference in any other filing by us under the Securities Act of 1933, as amended, or the Exchange Act.

Summary Compensation Table

The following table summarizes the total compensation of the Named Executive Officers for the fiscal years ended March 31, 2010, 2009 and 2008. The Named Executive Officers are our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers ranked by their total compensation in the table below.

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)(1)	($)	($)(2)	($)(3)	($)(4)	($)	($)(5)	($)

Manuel D. Medina	2010	425,000	—	1,021,500	77,800	402,900	—	8,866	1,936,066
Chairman and Chief	2009	425,000		488,400	—	378,250		13,676	1,305,326
Executive Officer	2008	416,354		574,700	—	356,664		14,957	1,362,675

Jose A. Segrera	2010	275,000	—	476,700	—	104,280	—	21,064	877,044
Executive Vice President	2009	269,615		296,000	—	97,900		19,333	682,848
and Chief Financial Officer	2008	235,385		268,875	—	80,564		19,216	604,040

Jamie Dos Santos	2010	507,791	—	136,200	—	—	—	111,225 (6)	755,216
Chief Executive Officer -	2009	490,808		59,200	—	—		110,132 (6)	660,140
Terremark Federal Group	2008	415,163		—	—	—		28,916	444,079

Nelson Fonseca	2010	250,000	—	476,700	—	94,800	—	19,827	841,327
Chief Operating Officer(7)

Marvin Wheeler	2010	275,000	—	476,700	—	104,280	—	23,661	879,641
Chief Strategy Officer	2009	269,615		296,000	—	97,900		24,504	688,019
	2008	235,385		—	—	80,564		26,507	342,456

Adam T. Smith	2010	250,000	—	476,700	—	94,800	—	20,948	842,448
Chief Legal Officer	2009	246,154		296,000	—	89,000		23,035	654,189
	2008	220,385		—	—	75,529		26,508	322,422

(1)	Amount for Ms. Dos Santos includes sales commissions of $257,791, $240,808 and $165,163 for the years ended March 31, 2010, 2009 and 2008, respectively.

(2)	Represents the aggregate grant date fair value of stock awards granted during the fiscal years ended March 31, 2010, 2009 and 2008, computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying the valuation of equity awards and the calculation method, please refer to Note 15 to our consolidated financial statements, which are contained in our Annual Report on Form 10-K for the year ended March 31, 2010.

(3)	Represents the aggregate grant date fair value of option awards granted for the fiscal years ended March 31, 2010, 2009 and 2008, computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying the valuation of equity awards and the calculation method, please refer to Note 15 to our consolidated financial statements, which are contained in our Annual Report on Form 10-K for the year ended March 31, 2010.

(4)	These amounts relate to the compensation cost of the incentive compensation awards earned but not paid for the year ended March 31, 2010. The awards are payable in cash or nonvested stock at the discretion of the Compensation Committee. On May 19, 2010, the Compensation Committee determined that the earned incentive compensation awards will be paid in shares of our common stock.

(5)	See All Other Compensation chart below for amounts, which include insurance and other related benefits.

(6)	Includes $95,264 and $88,247 in a housing allowance related to Ms. Dos Santos’ travel to the Washington, DC area, during the years ended March 31, 2010 and 2009, respectively.

(7)	Mr. Fonseca became a Named Executive Officer during our fiscal year ended March 31, 2010. Previously, Mr. Fonseca was employed as our President — Terremark Federal Business Unit.

All Other Compensation for the Fiscal Year Ended March 31, 2010

	401(K) Plan
	Company
Named Executive Officer	Insurance(1)($)	Match($)	Other ($)(2)	TOTAL ($)(2)

Manuel D. Medina	8,866	—	—	8,866
Jose A. Segrera	21,064	—	—	21,064
Jamie Dos Santos	15,961	—	95,264	111,225
Nelson Fonseca	19,827	—	—	19,827
Marvin Wheeler	23,661	—	—	23,661
Adam T. Smith	20,948	—	—	20,948

(1)	Insurance amounts include payments for medical, dental, vision, life and long-term disability

(2)	Other includes Ms. Dos Santos’ housing allowance related to her travel to the Washington, DC area.

The following table provides information on the grants of plan-based awards for the fiscal year ended March, 31 2010 to each of our Named Executive Officers. There can be no assurance that the grant date fair value of nonvested stock awards will ever be realized. The amount of these awards that was earned and expensed in the year ended March 31, 2010 is shown in the Summary Compensation Table on page 21.

Grants of Plan-Based Awards
for the Fiscal Year Ended
March 31, 2010

					All Other		All Other
					Stock		Option
					Awards:		Awards:		Exercise		Grant Date
					Number of		Number of		or Base		Fair Value
		Estimated Future Payouts Under			Shares of		Securities		Price of	Closing	of Stock and
		Non-Equity Incentive Plan Awards			Stock or		Underlying		Option	Price on	Option
		Threshold	Target	Maximum	Units		Options		Awards	Grant Date	Awards
Name	Grant Date	($)	($)	($)	(#)		(#)		($)	($)	($)(4)

Manuel D. Medina	—	340,000	425,000	510,000	—		—		—	—	—
	10/23/2009	—	—	—	150,000	(2)	—		—	6.81	1,021,500
	5/22/2009	—	—	—	—		20,000	(3)	4.47	4.47	77,800
Jose A. Segrera	—	82,500	110,000	137,500	—		—		—	—	—
	10/23/2009	—	—	—	70,000	(2)	—		—	6.81	476,700
Jamie Dos Santos	10/23/2009	—	—	—	20,000	(2)	—		—	6.81	136,200
Nelson Fonseca	—	75,000	100,000	125,000	—		—		—	—	—
	10/23/2009	—	—	—	70,000	(2)	—		—	6.81	476,700
Marvin Wheeler	—	82,500	110,000	137,500	—		—		—	—	—
	10/23/2009	—	—	—	70,000	(2)	—		—	6.81	476,700
Adam T. Smith	—	75,000	100,000	125,000	—		—		—	—	—
	10/23/2009	—	—	—	70,000	(2)	—		—	6.81	476,700

(1)	These amounts relate to the incentive compensation awards for the fiscal year ended March 31, 2010. The awards are earned by us reaching certain performance targets which are based on revenues and EBITDA, as adjusted. The awards are payable in cash or stock at the discretion of the Committee. On May 19, 2010, the Committee determined that the earned incentive compensation awards will be paid in stock.

(2)	These nonvested stock awards vest over three years in three equal installments on the anniversary of their grant date.

(3)	The option award will become exercisable on October 23, 2010.

(4)	Represents the aggregate grant date fair value of stock and option awards computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying the valuation of equity awards and the calculation method, please refer to Note 15 to our consolidated financial statements, which are contained in our Annual Report on Form 10-K for the year ended March 31, 2010.

The following table shows the number of shares covered by exercisable and unexercisable options and nonvested stock held by our Named Executive Officers on March 31, 2010.

Outstanding Equity Awards
at Fiscal Year End
March 31, 2010

	Option Awards				Stock Awards
	Number of	Number of
	Securities	Securities					Market Value
	Underlying	Underlying			Number of		of Shares or
	Unexercised	Unexercised	Option		Shares or		Units of Stock
	Options (#)	Options (#)	Exercise	Option	Units That		That Have Not
	Exercisable	Unexercisable	Price	Expiration	Have Not		Vested
Name	(1)	(2)	($)(3)	Date	Vested(#)		($)(7)

Manuel D. Medina	10,000	—	31.88	9/21/2010	—		—
	10,000	—	6.70	10/18/2011	—		—
	11,500	—	6.00	10/18/2014	—		—
	10,000	—	6.30	1/21/2015	—		—
	150,000	—	5.57	11/27/2016	—		—
	—	20,000	4.47	5/22/2019
	—	—	—	—	50,000	(5)	350,500
	—	—	—	—	150,000	(6)	1,051,500
Jose A. Segrera	10,000	—	33.13	8/31/2010	—		—
	5,000	—	15.00	1/15/2011	—		—
	20,000	—	6.70	10/18/2011	—		—
	10,000	—	5.10	4/1/2012	—		—
	10,000	—	3.30	3/31/2013	—		—
	10,000	—	6.50	7/9/2014	—		—
	10,000	—	6.74	7/14/2015	—		—
	75,000	—	5.57	11/27/2016	—		—
	—	—	—	—	33,333	(5)	233,664
	—	—	—	—	70,000	(6)	490,700
Jamie Dos Santos	15,000	—	15.00	3/7/2011	—		—
	20,000	—	6.70	10/18/2011	—		—
	27,500	—	5.10	4/1/2012	—		—
	20,000	—	3.30	4/1/2013	—		—
	10,000	—	6.50	7/9/2014	—		—
	10,000	—	6.74	7/14/2015	—		—
	—	—	—	—	6,666	(5)	46,729
	—	—	—	—	20,000	(6)	140,200
Nelson Fonseca	5,000	—	16.20	4/9/2011
	500	—	7.80	8/17/2011
	10,000	—	6.70	10/18/2011
	5,000	—	5.10	4/2/2012
	600	—	5.20	7/16/2012
	5,000	—	3.30	4/1/2013
	1,500	—	5.60	12/19/2013
	5,000	—	6.50	7/9/2014
	5,000	—	6.74	7/14/2015
	33,333	16,667	7.39	10/19/2017
	—	—	—	—	1,666	(4)	11,679
	—	—	—	—	33,333	(5)	233,664
	—	—	—	—	70,000	(6)	490,700

	Option Awards				Stock Awards
	Number of	Number of
	Securities	Securities					Market Value
	Underlying	Underlying			Number of		of Shares or
	Unexercised	Unexercised	Option		Shares or		Units of Stock
	Options (#)	Options (#)	Exercise	Option	Units That		That Have Not
	Exercisable	Unexercisable	Price	Expiration	Have Not		Vested
Name	(1)	(2)	($)(3)	Date	Vested(#)		($)(7)

Marvin Wheeler	5,000	—	14.00	3/13/2011	—		—
	500	—	7.80	8/17/2011	—		—
	10,000	—	6.70	10/18/2011	—		—
	10,000	—	5.10	4/1/2012	—		—
	20,000	—	3.30	3/31/2013	—		—
	10,000	—	6.50	7/9/2014	—		—
	10,000	—	6.74	7/14/2015	—		—
	75,000	—	5.57	11/27/2016	—		—
	—	—	—	—	33,333	(5)	233,664
	—	—	—	—	70,000	(6)	490,700
Adam T. Smith	5,000	—	7.80	2/2/2014	—		—
	3,000	—	6.74	7/14/2015	—		—
	50,000	—	5.57	11/27/2016	—		—
	—	—	—	—	33,333	(5)	233,664
	—	—	—	—	70,000	(6)	490,700

(1)	Options granted generally vest over three years and become exercisable on the first, second and third anniversary of their grant. Each option award expires on the tenth anniversary of its date of grant.

(2)	The option awards for Mr. Medina vested on May 22, 2010, and the option awards for Mr. Fonseca vest on October 19, 2010.

(3)	Option exercise prices are based on the closing price of our common stock on the applicable grant date.

(4)	Award vests on October 19, 2010.

(5)	These nonvested stock awards were granted on May 16, 2008. The awards vest over three years in three equal installments on the anniversary of their grant date.

(6)	These nonvested stock awards were granted on October 23, 2009. The awards vest over three years in three equal installments on the anniversary of their grant date.

(7)	The market value of these nonvested stock grants is calculated using the closing price of our common stock on March 31, 2010, which was $7.01 per share.

Option Exercises and Stock Vested in the Fiscal Year Ended March 31, 2010

The table below presents information regarding the number and realized value of stock options exercised and stock awards that vested during the fiscal year ended March 31, 2010 for each of our Named Executive Officers.

	Option Awards		Stock Awards
	Number of	Value	Number of	Value
	Shares	Realized on	Shares	Realized on
	Acquired on	Vesting	Acquired on	Vesting
Name	Exercise	($)	Vesting	($)(1)

Manuel D. Medina	—	—	57,500	298,725
Jose A. Segrera	—	—	29,167	151,210
Jamie Dos Santos	—	—	3,334	14,770
Nelson Fonseca	—	—	20,001	94,906
Marvin Wheeler	—	—	29,167	151,210
Adam T. Smith	—	—	20,001	94,472

(1)	The value realized on the vesting of stock awards is based on the closing price of our common stock on the vesting date multiplied by the number of shares acquired.

Potential Payments on Termination or Change in Control

The section below describes the payments that may be made to Named Executive Officers upon separation as defined below, pursuant to individual agreements or in connection with a change in control.

Separation

We provide separation pay and benefits to our Named Executive Officers pursuant to individual employment agreements. To be eligible for all of the benefits described below, a general release of claims against the Company, in the form determined by us, is required, as well as nondisparagement, cooperation with litigation and, in some cases, noncompetition and nonsolicitation agreements. These individual agreements may affect the amount paid or benefits provided following termination of employment under certain conditions as described below.

Manuel D. Medina:  Mr. Medina, our Chairman, Chief Executive Officer and President, entered into a three-year employment agreement, effective as of January 1, 2008, that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Medina received an initial annual base salary of $425,000, subject to increase. Additionally, upon satisfying certain metrics set forth by the Compensation Committee, Mr. Medina is entitled to receive an annual bonus ranging from 80% to 120% of his base salary. Pursuant to the terms of his agreement, Mr. Medina is prohibited from competing with the Company during the one year period immediately following the termination of his employment, unless we terminate Mr. Medina’s employment without cause or he terminates his employment for “good reason” as specified in the employment agreement. If the Company terminates Mr. Medina’s employment without cause, or if Mr. Medina terminates his employment for good reason, then he is entitled to receive an amount equal to three times the sum of (A) his annual base salary as in effect immediately prior to the termination date and (B) his target bonus for the bonus period in which termination occurs. Additionally, Mr. Medina would be entitled to payment of all benefits accrued through the date of termination, his termination year bonus, vesting of all unvested equity awards and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Jose A. Segrera:  Mr. Segrera, our Executive Vice President and Chief Financial Officer, entered into a three-year agreement, effective June 13, 2008, that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Segrera received an initial annual base salary of $275,000, subject to increase. Additionally, upon satisfying certain metrics set forth by the Committee, Mr. Segrera is entitled to receive an annual bonus ranging from 30% to 50% of his base salary. Pursuant to the terms of the agreement, Mr. Segrera is prohibited from competing with us during the one year period immediately following the termination of his employment, unless we terminate such employment without cause or Mr. Segrera terminates his employment for “good reason”. If we terminate Mr. Segrera’s employment without cause or he terminates his employment for good reason, then he is entitled to receive an amount equal to two times the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, the termination year bonus and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Jamie Dos Santos:  Ms. Dos Santos, Chief Executive Officer of our wholly-owned subsidiary, Terremark Federal Group, entered into three year employment agreement, effective July 18, 2008 that automatically renews for successive one-year terms unless either party delivers written notice of its intention not to renew. Under the employment agreement, Ms. Dos Santos received an initial annual base salary of $250,000, subject to increase, and certain payments made pursuant to sales commission arrangements she has in effect with the Company. Pursuant to the agreement, Ms. Dos Santos is prohibited from competing with us during the one-year period immediately following the termination of her employment, unless we terminate such employment without cause or Ms. Dos Santos terminates her employment for “good reason”. If we terminate Ms. Dos Santos’ employment without cause, or if Ms. Dos Santos terminates her employment for good reason, then she is entitled to receive an amount equal to two times 140% of her annual base salary as in effect immediately prior to the termination date. Additionally, she would be entitled to payment of all benefits accrued through the date of termination and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Nelson Fonseca:  Mr. Fonseca, our Chief Operations Officer, entered into a three-year employment agreement, effective June 13, 2008, as amended, that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Fonseca received an initial annual base salary of $250,000, subject to increase. Additionally, upon satisfying certain metrics set forth by the Committee, Mr. Fonseca is entitled to receive an annual bonus ranging from 30% to 50% of his base salary. Pursuant to the terms of the agreement, Mr. Fonseca is prohibited from competing with us during the one year period immediately following the termination of his employment, unless we terminate such employment without cause or Mr. Fonseca terminates his employment for “good reason”. If we terminate Mr. Fonseca’s employment without cause or he terminates his employment for good reason, then he is entitled to receive an amount equal to two times the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, the termination year bonus and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Marvin Wheeler:  Mr. Wheeler, our Chief Strategy Officer, entered into a three-year employment agreement, effective June 13, 2008 that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Wheeler received an initial annual base salary of $275,000, subject to increase. Additionally, upon satisfying certain metrics set forth by the Committee, Mr. Wheeler is entitled to receive an annual bonus ranging from 30% to 50% of his base salary. Pursuant to the terms of the agreement, Mr. Wheeler is prohibited from competing with us during the one year period immediately following the termination of his employment, unless we terminate such employment without cause or Mr. Wheeler terminates his employment for “good reason”. If we terminate Mr. Wheeler’s employment without cause or he terminates his employment for good reason, then he is entitled to receive an amount equal to two times the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, the termination year bonus and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Adam T. Smith:  Mr. Smith, our Chief Legal Officer, entered into a three-year employment agreement, effective June 13, 2008 that automatically renews for successive one-year terms until either party gives written notice of its intention not to renew. Under the agreement, Mr. Smith received an initial annual base salary of $250,000, subject to increase. Additionally, upon satisfying certain metrics set forth by the Committee, Mr. Smith is entitled to receive an annual bonus ranging from 30% to 50% of his base salary. Pursuant to the terms of the agreement, Mr. Smith is prohibited from competing with us during the one year period immediately following the termination of his employment, unless we terminate such employment without cause or Mr. Smith terminates his employment for “good reason”. If we terminate Mr. Smith’s employment without cause or Mr. Smith terminates his employment for good reason, then he is entitled to receive an amount equal to two times the sum of his annual base salary as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs. Additionally, he would be entitled to payment of all benefits accrued through the date of termination, the termination year bonus and the continuation of certain other benefits for a one-year period commencing immediately following termination.

Under the employment agreements, a termination for “good reason” by the Named Executive Officers generally includes any of the following actions by us without the executive’s written consent:

•	the assignment of the Named Executive Officer to duties inconsistent in any material respect with the Named Executive Officer’s position, or, in the case of Mr. Medina, the withdrawal of any authority granted to him under his employment agreement;

•	any failure by us to compensate the Named Executive Officer as required under the employment agreement;

•	our requirement that the Named Executive Officer be based at any office or location outside of Miami, Florida, except for travel reasonably required in the performance of the Named Executive Officer’s responsibilities; or

•	the Named Executive Officer is requested by us to engage in conduct that is reasonably likely to result in a violation of law.

Under the employment agreements, a termination by us for cause generally includes:

•	a conviction of the Executive, or a plea of nolo contendere, to a felony involving dishonesty or a breach of trust;

•	willful misconduct or gross negligence by the Named Executive Officer resulting, in either case, in material economic harm to us;

•	a willful continued failure by the Named Executive Officer to carry out the reasonable and lawful directions of the Board or, in the case of any Named Executive Officer other than Mr. Medina, the Chief Executive Officer of the Company;

•	fraud, embezzlement, theft or dishonesty of a material nature by the Named Executive Officer against us, or a willful material violation by the Named Executive Officer of a policy or procedure of the Company, resulting, in any case, in material economic harm to us; or

•	a willful material breach by the Named Executive Officer of the employment agreement.

An act or failure to act shall not be “willful” if (i) done by the Named Executive Officer in good faith or (ii) the Named Executive Officer reasonably believed that such action or inaction was in our best interests, and “cause” shall not include any act or failure to act as described above (except for the conviction or plea of nolo contendere to a felony) unless we shall have provided notice of the act or failure to act to the Named Executive Officer, and such person fails to cure such act or failure to act within 10 business days of receiving such notice.

Change in Control

With respect to our Named Executive Officers, the following severance benefits would be provided upon qualifying terminations of employment in connection with or within six months preceding or two years following a change in control:

•	Cash severance pay equal to two times the sum of his/her annual base salary and incentive compensation as in effect immediately prior to the termination date and his target bonus for the bonus period in which termination occurs, except for Mr. Medina the multiple for whom equals three times such payments and Ms. Dos Santos who receives two times 140% of her base salary.

•	The value of any annual fringe benefits.

•	Vesting of all equity awards that had not previously vested.

Any of the following generally constitutes a “change in control”:

•	Approval by our stockholders of a reorganization, merger, consolidation or other form of corporate transaction or series of transactions involving the Company.

•	During any two consecutive years, our incumbent directors cease to constitute the majority unless replacement directors were nominated by such incumbent directors.

•	The acquisition by any person or group of more than 30% of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors.

•	Approval by our stockholders of our complete liquidation or dissolution.

The following describes the treatment of outstanding stock options and nonvested stock upon a change of control per our different stock plans except for certain options issued prior to the 2000 Stock Option Plan:

2005 Executive Compensation Plan and 2000 Directors Plan

•	Upon a change in control, all outstanding stock options and nonvested stock will become fully vested.

2000 Stock Option Plan

•	To the extent not previously exercised each option shall terminate immediately.

•	The Committee in its sole discretion may cancel any option that remains unexercised on the effective date of the transaction. The Committee shall give written notice in order that optionees may have a reasonable period of time prior to the closing date of the change in control within which to exercise any exercisable options.

In accordance with Item 402 of Regulation S-K, the table below was prepared as though a change in control occurred and the Named Executive Officers’ employment was terminated on March 31, 2010, using the closing price of our common stock as of that date. The amounts presented in the table are estimates and do not necessarily reflect the actual value of the payments and other benefits that would be received by the Named Executive Officers upon a change of control, which would only be known at the time that employment actually terminates. We believe the remaining assumptions listed below, which are necessary to produce these estimates, are reasonable individually and in the aggregate. The table below illustrates the foregoing analysis as applied to the change of control obligations contained in the employment agreements with our Named Executive Officers.

General Assumptions

•	Change in control date was March 31, 2010.

•	All executives were terminated on change in control date.

Equity-based Assumptions

•	Stock options and nonvested stock vested on March 31, 2010.

•	Stock options that become vested due to the change in control are valued at the difference between the actual exercise price and the fair market value of the underlying stock. The following inputs were used:

•	actual exercise price of each option; and

•	closing price of stock on next business day after March 31, 2010 which was $7.01 per share.

Change in Control Payment and Benefit
Estimates as of March 31, 2010

		Accelerated Vesting of
		Equity Value
	Severance	Stock	Nonvested
Named Executive Officer	Pay($)(1)(2)	Options($)(3)	Stock($)	Total($)

Manuel D. Medina	2,975,000	288,615	1,402,000	4,665,615
Jose A. Segrera	880,000	178,200	724,364	1,782,564
Jamie Dos Santos	700,000	140,725	186,929	1,027,654
Nelson Fonseca	800,000	38,301	736,043	1,574,344
Marvin Wheeler	880,000	212,200	724,364	1,816,564
Adam T. Smith	800,000	72,810	724,364	1,597,174

(1)	The annual base salaries and incentive compensation used in the computation were based on the Named Executive Officer’s employment agreement in effect at the date of the filing.

(2)	In calculating the incentive compensation in the year the change in control occurs for the severance pay amount, we assumed that we would pay the incentive compensation for a full year. The actual incentive compensation payout amount would be a pro-rated amount through the end of the termination date in the given fiscal year.

(3)	Our Named Executive Officers have stock options with exercise prices ranging from $3.30 to $31.88. Therefore, only stock option awards with exercise prices greater than the fair market value of the common stock on the assumed change in control date would be entitled for additional payments or benefit. The amounts represent the additional payments or benefits that the Name Executive Officers would receive and the amounts were calculated by taking the difference between the fair market value of the common stock on the assumed change in control date less the stock option exercise price multiplied by the stock option shares.

Director Compensation

We maintain a policy of compensating our directors using stock option and nonvested stock grants and, in the case of service on some committees of our Board, payments of cash consideration. Upon his or her election as a member of our Board, each director received options to purchase 10,000 or 20,000 shares of our common stock. Our employee directors receive the same compensation as our non-employee directors. As described more fully below, this chart summarizes the annual cash compensation for our Board for the year ended March 31, 2010.

Director Compensation for the Fiscal Year Ended
March 31, 2010

	Fees
	Earned			Non-Equity
	or Paid	Stock	Option	Incentive Plan	All Other
	in Cash	Awards($)	Awards($)	Compensation	Compensation
Name(a)	($)(b)	(c)(1)	(d)(2)	($)(e)	($)(f)		Total($)

Joseph R. Wright Jr.	—	—	77,800	—	100,000	(3)	177,800
Guillermo Amore	—	—	77,800	—	240,000	(4)	317,800
Timothy Elwes	—	—	77,800	—	—		77,800
Antonio S. Fernandez	28,500	—	77,800	—	—		106,300
Arthur L. Money	—	—	77,800	—	60,000	(5)	137,800
Marvin S. Rosen	—	—	77,800	—	—		77,800
Miguel J. Rosenfeld	26,400	—	77,800	—	—		104,200
Rodolfo A. Ruiz	23,000	—	77,800	—	—		100,800
Frank Botman	—		118,200	—	—		118,200
Melissa Hathaway	—	—	135,600	—	25,000	(6)	160,600

(1)	Represents the aggregate grant date fair value of stock awards granted for the year ended March 31, 2010, computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying the valuation of equity awards and the calculation method, please refer to Note 15 to our consolidated financial statements, which are contained in our Annual Report on Form 10-K for the year ended March 31, 2010.

(2)	Represents the aggregate grant date fair value of stock option awards granted for the year ended March 31, 2010, computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying the valuation of equity awards and the calculation method, please refer to Note 15 to our consolidated financial statements, which are contained in our Annual Report on Form 10-K for the year ended March 31, 2010.

On May 22, 2009, the Committee approved the granting of a stock option award of 20,000 shares to each director, except Mr. Botman and Ms. Hathaway, which became issuable upon the exercise of the option on May 22, 2010, with an exercise price of $4.47 per share. On October 23, 2009 and February 8, 2010, the Committee approved the granting of a stock option award of 20,000 shares to Mr. Botman and Ms. Hathaway, respectively and an exercise price of $6.81 and $7.79 per share, respectively.

As of March 31, 2010, the aggregate number of stock option awards outstanding (both exercisable and unexercisable) was: Mr. Wright — 61,500 ; Mr. Amore — 61,500; Mr. Elwes — 61,500; Mr. Fernandez — 51,500; Mr. Money — 51,500; Mr. Rosen — 61,500; Mr. Rosenfeld — 61,500; Mr. Ruiz — 51,500; Mr. Botman — 20,000; and Ms. Hathaway — 20,000.

(3)	On September 21, 2001, we entered into a consulting agreement with Mr. Wright. The agreement is for a term of one year after which it renews automatically for successive one-year periods. Either party may terminate the agreement by providing 90 days notice. The agreement provides for annual compensation of $100,000, payable monthly.

(4)	In November 2006, we entered into a consulting agreement with Mr. Amore. The agreement, effective October 2006, provides for annual compensation of $240,000, payable monthly. In conjunction with this agreement, our Board of Directors approved the issuance of 50,000 shares of nonvested stock with a vesting period of one year.

(5)	On June 13, 2006, we entered into an employment letter agreement with Mr. Money where he agreed to serve as our Director of Government, Military and Homeland Security Affairs. The employment letter expired by its terms on January 31, 2007 but continues in effect unless terminated by us or him on 48 hours written notice for terminations with cause or on 90 days written notice for terminations without cause. The agreement provides for annual compensation of $60,000, payable monthly, and a grant of 15,000 shares of nonvested stock. The compensation cost of this award was recognized for the year ended March 31, 2006. Mr. Money is not considered an officer of Terremark, and the employment letter expressly provides that he is not granted the ability to bind us to any agreement with a third party or to incur any obligation or liability on our behalf.

(6)	In February 2010, we entered into a consulting agreement with Ms. Hathaway. The agreement, effective February 2010, provides for annual compensation of $100,000.

Directors are compensated for their service as a director as shown below:

Schedule of Director Fees
March 31, 2010

Compensation Item	Amount ($)

Annual Retainers
Audit Committee Chair	12,000
Compensation Committee Chair	8,000
Nominating and Corporate Governance Committee Chair	8,000
Audit Committee Members	9,000
Compensation Committee Members	6,000
Nominating and Corporate Governance Committee Members	6,000
Per meeting fees	1,000

All annual retainers are paid in quarterly installments.

Other.  We reimburse all directors for travel and other necessary business expenses incurred in the performance of their services we extend coverage to them under our travel accident and directors’ and officers’ indemnity insurance policies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our capital stock as of February 10, 2011 held by:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to beneficially own more than 5% of our outstanding common stock.

As of February 10, 2011, 67,403,482 shares of our common stock were issued and outstanding.

Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after February 10, 2011 are deemed outstanding for purposes of that person’s percentage ownership but not deemed outstanding for purposes of computing the percentage ownership of any other person.

Ownership information for those persons who beneficially own 5% or more of our shares of common stock is based upon Schedule 13D, Schedule 13G and Form 4 filings by such persons with the SEC. Unless otherwise indicated, the mailing address for each person listed in the following table is c/o Terremark Worldwide, Inc., One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131.

	Common Stock Beneficially Owned
			Percentage of
			Common Stock
	Number of Shares		Outstanding

Cyrte Investments GP I BV	10,074,845	(1)	14.9%
Sun Equity Assets Limited	4,545,732	(2)	6.7%
Manuel D. Medina	4,586,668	(3)	6.8%
Chairman of the Board of Directors, President and Chief Executive Officer
VMware Bermuda Limited	4,000,000	(4)	5.9%
Ashford Capital Management, Inc.	3,201,000	(5)	4.7%
Joseph R. Wright, Jr.	361,568	(6)	*
Vice Chairman of the Board of Directors
Guillermo Amore	336,668	(7)	*
Director
Timothy Elwes	268,500	(8)	*
Director
Jose A. Segrera	471,973	(9)	*
Chief Financial Officer
Nelson Fonseca	334,601	(10)	*
Chief Operating Officer
Marvin Wheeler	408,835	(11)	*
Chief Strategy Officer
Jamie Dos Santos	152,500	(12)	*
Chief Executive Officer of Terremark Federal Group, Inc.
Antonio S. Fernandez	131,487	(13)	*
Director
Adam T. Smith	275,748	(14)	*
Chief Legal Officer
Arthur L. Money	84,000	(15)	*
Director

	Common Stock Beneficially Owned
			Percentage of
			Common Stock
	Number of Shares		Outstanding

Marvin S. Rosen	160,133	(16)	*
Director
Rodolfo A. Ruiz	79,000	(17)	*
Director
Frank Botman	20,000	(18)	*
Director
Melissa Hathaway	20,000	(19)	*
Director
All current executive officers and directors as a group (15 persons)	7,691,681		11.4%

*	Less than 1%

(1)	Based solely on information contained in Amendment No. 9 to Schedule 13D filed by the holder with the SEC on February 1, 2011. Each of Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited, CGU International Holdings BV, Delta Lloyd NV, Cyrte Investments BV and CF I Invest CV (f/k/a Cyrte Fund I CV) may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the shares directly owned by Cyrte Investments GP by virtue of the fact that: Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited; Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited; Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited; Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited; Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings BV; CGU International Holdings BV owns 53.9% of the outstanding share capital of Delta Lloyd NV; Delta Lloyd NV owns 85% of the share capital of Cyrte Investments BV; Cyrte Investments BV is the manager of the investment portfolio held by CF I Invest CV and owner of all of the outstanding capital stock of Cyrte Investments GP; Cyrte Investments GP is the general partner of CF I Invest CV. Each of Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited, CGU International Holdings BV, Delta Lloyd NV, Cyrte Investments BV and CF I Invest CV disclaims beneficial ownership of such shares for all other purposes. The address of the beneficial owner is Flevolaan 41A, 4111 KC Naarden, P.O. Box 5081,1410 AB Naarden, The Netherlands.

(2)	Based solely on information contained in Form 4 filed by Francis Lee, the controlling shareholder of Sun Equity Assets Limited, with the SEC on April 9, 2007 and as represented to us by representatives of Sun Equity Assets Limited. The address of the beneficial owner is P.O. Box N-65, Charlotte House, Nassau C5.

(3)	Includes 201,500 shares of our common stock issuable upon exercise of options and 375,000 shares of nonvested stock. Includes 500,000 shares of our common stock which are held of record by MD Medina Investments, LLC, an entity in which Mr. Medina is a partner and holds a controlling interest.

(4)	VMware Bermuda Limited’s address is c/o VMware, Inc., 3401 Hillview Ave, Palo Alto, California 94304.

(5)	Based solely on information contained in Amendment No. 3 to Schedule 13G filed by the holder with the SEC on March 9, 2010. Ashford Capital Management, Inc. is a registered investment advisor, and the reported shares of our common stock are held in separate individual client accounts, two separate limited partnerships and six commingled funds. Ashford Capital Management, Inc.’s address is 2601 South Bayshore Drive, Miami, Florida 33133.

(6)	Includes 51,500 shares of our common stock issuable upon exercise of options. Does not include 10,000 shares held in trust for the benefit of Mr. Wright’s grandchildren and 1,000 shares held by his sister with respect to which Mr. Wright disclaims beneficial ownership.

(7)	Includes 51,500 shares of our common stock issuable upon exercise of options.

(8)	Includes 51,500 shares of our common stock issuable upon exercise of options.

(9)	Includes 135,000 shares of our common stock issuable upon exercise of options and 188,332 shares of nonvested stock.

(10)	Includes 87,600 shares of our common stock issuable upon exercise of options and 188,332 shares of nonvested stock.

(11)	Includes 140,500 shares of our common stock issuable upon exercise of options, 133,332 shares of nonvested stock and 500 shares owned by Mr. Wheeler’s daughter.

(12)	Includes 102,500 shares of our common stock issuable upon exercise of options and 36,666 shares of nonvested stock.

(13)	Includes 51,500 shares of our common stock issuable upon exercise of options.

(14)	Includes 58,000 shares of our common stock issuable upon exercise of options and 133,332 shares of nonvested stock.

(15)	Includes 51,500 shares of our common stock issuable upon exercise of options.

(16)	Includes 51,500 shares of our common stock issuable upon exercise of options.

(17)	Includes 51,500 shares of our common stock issuable upon exercise of options.

(18)	Includes 20,000 shares of our common stock issuable upon exercise of options.

(19)	Includes 20,000 shares of our common stock issuable upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Audit Committee, in accordance with its charter, conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. This obligation is buttressed by the Company’s Code of Ethics for the Chief Executive Officer and senior financial officers, which mandates that the Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning any violation of the Code of Ethics or the Company’s Code of Business Conduct, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting disclosures or internal controls.

Additionally, the Company’s Code of Business Conduct, which applies to all of the Company’s employees, expressly provides that service to the Company should never be subordinated to personal gain and advantage and provides the following non-exhaustive list of conflicts to which the Company’s board of directors, or relevant committee thereof, and management will apply a higher level of scrutiny:

•	any significant ownership interest in any supplier or customer;

•	any consulting or employment relationship with any customer, supplier, or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities to the Company;

•	the receipt of non-nominal gifts or excessive entertainment from any organization with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any family member; and

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so purchase or sell.

The Audit Committee has not adopted formal standards to apply when it approves or ratifies related party transactions. However, traditionally, as reflected in the minutes of its meetings, the Audit Committee has followed the standard that all related party transactions must be fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and services at the time they are approved or ratified by the Audit Committee.

Related Person Relationships and Transactions

We have entered into indemnification agreements with all of our directors and some of our officers to provide them with the maximum indemnification allowed under our bylaws and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being one of our directors, officers or employees, to the extent such indemnification is permitted by the laws of the State of Delaware. We believe that the limitation of liability provisions in our Amended and Restated Certificate of Incorporation and the indemnification agreements enhance our ability to continue to attract and retain qualified individuals to serve as directors and officers.

On February 8, 2010, we entered into a consulting agreement with Hathaway Global Strategies, LLC, a Delaware limited liability company controlled by Melissa Hathaway, a member of our board of directors. Pursuant to the terms of the consulting agreement, Ms. Hathaway will provide us with certain consultancy services within her spheres of expertise in return for an annual consulting fee equal to $100,000. Either party may terminate this agreement by delivering notice to the other party.

On May 29, 2009, in a private transaction, we sold to VMware Bermuda Limited, a wholly-owned subsidiary of Vmware, Inc., four million shares of our common stock at a purchase price of $5.00 per share, for a total purchase price equal to $20 million. As part of the Vmware vCloud Initiative, the two companies have worked together to provide leading-edge utility and cloud computing services to the enterprise and federal markets and continue to jointly cooperate to create and launch cloud infrastructure services. For the year ended March 31, 2010, we paid to VMWare $1.0 million in software licensing fees.

On June 13, 2006, we entered into an employment letter agreement with Arthur L. Money, a member of our board of directors. Under the terms of this letter agreement, Mr. Money agrees to serve as Director — Government, Military and Homeland Security Affairs. The original term of the employment letter expired on January 31, 2007; however, the employment letter continues in effect until terminated by us or him on 48 hours written notice for terminations with cause or on 90 days written notice for terminations without cause. Mr. Money’s compensation under the employment letter consists of $5,000 per month and a grant of 15,000 shares of our common stock issued under the terms of our 2005 Executive Incentive Compensation Plan. Notwithstanding his title, Mr. Money is not considered an officer of the Company, and the employment letter expressly provides he is not granted the ability to bind the Company to any agreement with a third party or to incur any obligation or liability on behalf of the Company.

We entered into an agreement with Joseph R. Wright, Jr., a member of our board of directors, commencing September 21, 2001, engaging him as an independent consultant. The original term of the agreement was one year, after which it has renewed automatically for successive one-year periods. Either party may terminate the agreement by providing 90 days notice. The agreement provides for annual compensation of $100,000, payable monthly.

We have also entered into a consulting agreement with Guillermo Amore, a member of our board of directors, engaging him as an independent consultant. The agreement, effective October 2006, provides for annual compensation of $240,000, payable monthly. In addition, in October 2006, our board of directors approved the issuance of 50,000 shares of nonvested stock to Mr. Amore with a vesting period of one year.

In May 2003, we entered into a subcontractor agreement with Fusion Telecommunications International, Inc. to provide Internet protocol services under our agreement with the Diplomatic Telecommunications Service — Program Office for 16 U.S. embassies and consulates in Asia and the Middle East with another one scheduled to be installed. Fusion’s Chief Executive Officer, Marvin Rosen, is one of our directors. In addition, Fusion’s former Chairman, Joel Schleicher, and Kenneth Starr, one of Fusion’s other directors, formerly served on our board of directors. Manuel D. Medina, our Chairman, President and Chief Executive Officer, and Mr. Wright, formerly served on Fusion’s board of directors. For the years ended March 31, 2010, 2009 and 2008, we did not purchase any services from Fusion.